AVANEX®

Annual Report Fiscal Year 2008
&
Notice of 2008 Annual Meeting and Proxy Statement

AVANEX®

Dear Shareholders,

Fiscal year 2008 was an important year for Avanex as we completed our previously announced restructuring activities and transitioned our focus to the next phase of growing the company. We achieved profitability for the entire fiscal year and generated positive operating cash flow on revenue of $208 million. We are very proud of the extensive efforts that enabled us to achieving these milestones. With the industry facing significant changes in the next year, we look forward to executing on our strategy of developing new products and technologies to expand our market-leading position, while maintaining our low-cost operating structure.

Throughout fiscal 2008, we invested and laid the groundwork to expand our position in key emerging markets, including transmission, while also strengthening our presence in existing segments, such as amplification and dispersion compensation. We continue to focus on optical modules and components, where we see substantial opportunities. We succeeded in expanding our product portfolio over the last fiscal year, with the following new products:

- A highly reliable 1x4 WSS (Wavelength Selective Switch) product that has begun qualification with several major customers.
- A suite of low power-dissipation XFP transceivers, the PowerReach™ 2280, for long-reach and metro DWDM (Dense Wavelength Division Multiplexing) links.
- A small form factor 300-pin MSA-Compliant 10Gb/s transponder module, the PowerPort™ 2080, for long-reach DWDM and TDM (Time Division Multiplexing) applications.
- A 40Gb/s thermally tuned etalon based Tunable Dispersion Compensation product line, the PowerShaper 3000 series.
- An extension of the Oasis™ digital control architecture to a whole series of amplifiers and line card solutions.
- A small form factor LiNbO3 modulator platform, the XS-modulator series, which inherits key features of the market-leading F10 product, including superior electro-optic performance, low drive voltage and low insertion loss. This new small form factor modulator platform will support a variety of modulation formats including optical duobinary, DPSK (Differential Phase-Shift Keying), and RZ (Return-to-Zero).

The market introduction of these innovative products strengthened Avanex's business and expanded relationships with key customers and in core geographical areas. For example, in fiscal year 2008, we extended our supply agreement with our largest customer, Alcatel-Lucent, for an additional three years, and doubled our sales into China over fiscal 2007. Additionally, we diversified our development, sales and operations teams in Asia, while maintaining our low fixed cost structure.

As we begin fiscal 2009, despite the challenges we are seeing in the industry, we are excited by the future opportunities in the telecom market. Avanex is a diversified company with many new products and innovative technologies. Our goals are clear—to execute on our product development and growth strategy, while leveraging our low cost operating model. We have been encouraged by our recent design wins and see significant opportunities ahead for our new products, such as tunable transponders, WSS modules and integrated linecards. We will strive to improve our execution to accelerate our time to market and maximize the potential for new product design wins. Together, these efforts should enable us to compete more effectively in growing markets and achieve higher margins on key product platforms. On behalf of everyone on the Avanex team, I would like to thank you for your ongoing support and continued confidence in our ability to execute and lead the company to the next level.

Sincerely,

Giovanni Barbarossa
Interim Chief Executive Officer

AVANEX®

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 13, 2008

To Our Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Avanex Corporation, a Delaware corporation ("Avanex"), will be held on November 13, 2008, at 9:00 a.m., local time, at Avanex's corporate headquarters, 40919 Encyclopedia Circle, Fremont, California 94538, for the following purposes:

1. To elect two Class III directors for a term of three years or until his or her respective successor has been duly elected and qualified.
2. To ratify the appointment of Deloitte & Touche LLP as Avanex's independent registered public accounting firm for the fiscal year ending June 30, 2009.
3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting.

Only holders of record of Avanex's Common Stock at the close of business on October 8, 2008, the record date, are entitled to vote on the matters listed in this Notice of Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card, or (3) by mail by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-prepaid envelope. For further details, please see the section entitled "Voting" on page 2 of the accompanying Proxy Statement. Any stockholder attending the Annual Meeting may vote in person even if he or she has voted using the Internet, telephone or proxy card.

By Order of the Board of Directors
of Avanex Corporation

Giovanni Barbarossa
Interim Chief Executive Officer

Fremont, California
October 13, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE BY TELEPHONE OR BY USING THE INTERNET AS INSTRUCTED ON THE ENCLOSED PROXY CARD OR COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE.

TABLE OF CONTENTS

AVANEX CORPORATION

PROXY STATEMENT
FOR THE
2008 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL AND OTHER MATTERS

General

This Proxy Statement is being furnished to the holders of common stock, par value $0.001 per share (the "Common Stock"), of Avanex Corporation, a Delaware corporation ("Avanex" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of Avanex for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on November 13, 2008, at 9:00 a.m., local time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. The Annual Meeting will be held at Avanex's corporate headquarters, 40919 Encyclopedia Circle, Fremont, California 94538. The telephone number at that location is (510) 897-4188.

Following the close of market on August 12, 2008, the Company effected a fifteen-for-one reverse stock split of its Common Stock. Accordingly, each fifteen shares of issued and outstanding Common Stock and equivalents as of the close of market on August 12, 2008 was converted into one share of Common Stock, and the reverse stock split was reflected in the trading price of the Common Stock at the opening of market on August 13, 2008. Unless indicated otherwise, all share amounts and per share prices appearing in this Proxy Statement reflect the reverse stock split for all periods presented.

This Proxy Statement, the accompanying proxy card and the Company's Annual Report on Form 10-K are first being mailed on or about October 13, 2008, to all stockholders entitled to vote at the Annual Meeting.

Stockholders Entitled to Vote; Record Date

Only holders of record of the Company's Common Stock at the close of business on October 8, 2008 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date on all matters properly submitted for the vote of stockholders at the Annual Meeting. As of the Record Date, there were 15,486,405 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of preferred stock were outstanding. For information regarding security ownership by management and by the beneficial owners of more than five percent of the Company's Common Stock, see "Security Ownership of Certain Beneficial Owners and Management" beginning on page 36.

Quorum; Required Vote

The presence of the holders of a majority of the shares of Common Stock entitled to vote generally at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the Annual Meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card or voted by telephone or by using the Internet. Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner.

A plurality of the votes duly cast is required for the election of directors (Proposal One).

The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm (Proposal Two). Abstentions are deemed to be "votes cast," and have the same effect as a vote against this proposal. However, broker non-votes are not deemed to be votes cast, and therefore are not included in the tabulation of the voting results on this proposal.

Voting

Voting by Proxy Card. All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors. If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Voting by Telephone or the Internet. If you are a registered stockholder, you may vote your shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions online program. This program provides eligible stockholders who receive a paper copy of the annual report and proxy statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge's program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy card in the self-addressed postage paid envelope provided. When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. Avanex encourages its stockholders to vote using these methods whenever possible.

Voting by Attending the Meeting. A stockholder may vote his or her shares in person at the Annual Meeting. A stockholder planning to attend the Annual Meeting should bring proof of identification and proof of ownership of Common Stock for entrance to the Annual Meeting. If a stockholder attends the Annual Meeting, he or she may submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the Annual Meeting.

Changing Vote; Revocability of Proxies. If a stockholder has voted by telephone, over the Internet or by returning a proxy card, such stockholder may change his or her vote before the Annual Meeting.

A stockholder who has voted by telephone or over the Internet may later change his or her vote by making a timely and valid telephone or Internet vote, as the case may be, or by following the procedures in the following paragraph.

A stockholder may revoke any proxy given pursuant to this solicitation at any time before it is voted by: (1) filing with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not by itself revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by the Secretary of the Company prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Secretary of the Company or should be sent to Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538, Attention: Corporate Secretary.

Expenses of Solicitation

Avanex will bear all expenses of this solicitation, including the cost of preparing and mailing this solicitation material. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries, and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of the Company may also solicit proxies in person or by telephone, letter, electronic mail, telegram, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The Company has retained the services of Morrow & Co., a professional proxy solicitation firm, to assist in the solicitation of proxies. Avanex will pay Morrow & Co. a fee for its services, which will not be significant, in addition to reimbursement of its out-of-pocket expenses.

Procedure for Submitting Stockholder Proposals

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the annual meeting of its stockholders to be held in 2009 by submitting their proposals in writing to the Secretary of the Company in a timely manner. In order to be included in the Company's proxy materials for the 2009 annual meeting of stockholders, stockholder proposals must be received by the Secretary of the Company no later than the Notice Deadline (as defined below), and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made by (1) the Board of Directors, (2) the Corporate Governance and Nominating Committee or (3) any stockholder entitled to vote who has delivered written notice to the Secretary of the Company no later than the Notice Deadline, which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for the Company's Board of Directors, see the procedures discussed in "Corporate Governance — Process for Recommending Candidates for Election to the Board of Directors" on page 9.

The Company's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) properly brought before the meeting by or at the direction of the Board of Directors or (3) properly brought before the meeting by a stockholder who has delivered written notice to the Secretary of the Company no later than the Notice Deadline, which notice must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters.

The "Notice Deadline" is defined as that date which is 120 days prior to the one-year anniversary of the date on which the Company first mailed its proxy materials for the previous year's annual meeting of stockholders. As a result, the Notice Deadline for the 2009 annual stockholder meeting is June 15, 2009.

If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, or does not send a representative who is qualified under Delaware law to present the proposal on his or her behalf, the Company need not present the proposal for vote at such meeting.

A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Secretary of the Company. All notices of proposals by stockholders, whether or not included in the Company's proxy materials, should be sent to Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538, Attention: Corporate Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Company's Bylaws currently authorize six directors who are divided into three classes with staggered three-year terms. A director serves in office until his or her respective successor is duly elected and qualified or until his or her earlier death or resignation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Nominees for Class III Directors

Two Class III directors have been nominated for election at the Annual Meeting for three-year terms expiring in 2011. Upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated Joel A. Smith III and Susan Wang for reelection as Class III directors. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the reelection of Mr. J. Smith and Ms. Wang. The Company expects that Mr. J. Smith and Ms. Wang will accept such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill such vacancy. The term of office of the person elected as director will continue until such director's term expires in 2011 or until such director's successor has been elected and qualified.

Nominees for Class III Directors Whose Terms Expire in 2011

Name	Age	Position
Joel A. Smith III	63	*Dean Emeritus of Darla Moore School of Business of the University of South Carolina.* Mr. J. Smith has served on the Company's Board of Directors since December 1999. Mr. J. Smith was the Dean of the Darla Moore School of Business of the University of South Carolina from October 2000 to December 2007. Previously, Mr. J. Smith served as the President of Bank of America East, a financial institution, from October 1998 to September 2000. From July 1991 to October 1998, Mr. J. Smith served as President of Nations Bank Carolinas, a financial institution. Mr. J. Smith serves on the board of directors of First National Bank of the South. Mr. J. Smith received a B.A. from the University of the South in Sewanee, Tennessee.
Susan Wang	57	*Former Chief Financial Officer of Solectron Corporation.* Ms. Wang has served on the Company's Board of Directors since December 2002. Ms. Wang previously served as Executive Vice President of Corporate Development, Chief Financial Officer and Corporate Secretary of Solectron Corporation, a provider of supply-chain and product life-cycle services to original equipment manufacturers, from October 1984 through May 2002. Before joining Solectron, she held positions with Xerox Corporation, Westvaco Corporation and Price Waterhouse & Co. Ms. Wang serves on the boards of directors of Altera Corporation and Nektar Therapeutics. Ms. Wang received her B.B.A. in accounting from the University of Texas and her M.B.A. from the University of Connecticut.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED ABOVE.

Information Regarding Other Directors Continuing in Office

Incumbent Class I Director Whose Term Expires in 2009

Name	Age	Position
Greg Dougherty	48	*Senior Advisor, Picarro, Inc.* Mr. Dougherty has served on the Company's Board of Directors since April 2005. Mr. Dougherty is a Senior Advisor and previously served as Chief Executive Officer of Picarro, Inc., a company focused on developing lasers and optical instruments. He has also served as a director of Picarro since October 2002. From February 2001 to September 2002, Mr. Dougherty held a number of positions at JDS Uniphase, an optical technology company, including Chief Operating Officer, Executive President and Chief Operating Officer of the Amplification and Transmission Business Group. Mr. Dougherty held a number of positions at SDL, Inc., an optical technology company, from March 1997 to February 2001, including Chief Operating Officer, Vice President of the Communications Business Unit and Corporate Marketing and Sales, Vice President of Communications and Information Products, Vice President of the Components Group and President of SDL Optics. Prior to joining SDL, from 1989 to 1997, Mr. Dougherty was the Director of Product Management and Marketing at Lucent Technologies Microelectronics in the Optoelectronics Strategic Business Unit. Mr. Dougherty received a B.Sc. degree in optics from Rochester University.
Paul Smith	50	*President and CEO of PacketMotion, Inc.* Mr. P. Smith has served on the Company's Board of Directors since November 2007 and has served as the Company's Non-Executive Chairman of the Board since July 2008. Mr. P. Smith has served as President and CEO of PacketMotion, Inc. since June 2006. Prior to joining PacketMotion, Mr. P. Smith was Chairman and CEO of Tasman Networks, Inc. from May 2001 to February 2006 when Tasman was acquired by Nortel Networks Corporation. Mr. P. Smith remained with Nortel until May of 2006. Prior to his work at Tasman, Mr. P. Smith was Vice President and General Manager of the Telecom Division of New Focus, Inc, and prior to that, Senior Vice President of Marketing and Sales for Asante Technologies, Inc. Mr. P. Smith has also held Vice President roles at Proxim, Inc. and at Virtual Microsystems, Inc., and has held marketing and engineering roles at Adept Technology, Inc. Mr. P. Smith earned a B.S. in Engineering from the University of Alabama and an M.S.E.E. from Purdue University.

Incumbent Class II Directors Whose Terms Expire in 2010

Name	Age	Position
Vinton Cerf	65	*Chief Internet Evangelist for Google.* Dr. Cerf has served on the Company's Board of Directors since December 1999. In October 2005, Dr. Cerf joined Google Inc. as Chief Internet Evangelist. Dr. Cerf served as the Senior Vice President for Technology Strategy for MCI (formerly WorldCom, Inc.), a

Proxy Materials

Name	Age	Position
		telecommunications company, from September 1998 to September 2005. From January 1996 to September 1998, Dr. Cerf was the Senior Vice President for Internet Architecture and Engineering at MCI. Dr. Cerf also served on the board of directors of the Internet Corporation for Assigned Names and Numbers (ICANN) from Nov ember 1999 to November 2007. Dr. Cerf received a B.S. in Mathematics from Stanford University, an M.S. in Computer Science from the University of California, Los Angeles, and a Ph.D. in Computer Science from the University of California, Los Angeles.
Dennis Wolf	55	*Former Chief Financial Officer of MySQL, AB.* Mr. Wolf has served on the Company's board of directors since April 2008. Mr. Wolf served as Executive Vice President and Chief Financial Officer for MySQL, AB, a leading open source database company, from July 2005 to February 2008, where he was responsible for managing the company's finance operations. From March 2005 through June 2005, Mr. Wolf served as Executive Vice President and Chief Financial Officer of Hercules Technology Growth Capital, including during the company's initial public offering. From February 2003 to June 2005, Mr. Wolf served as Chief Financial Officer and Executive Vice President of Omnicell, Inc., where he was responsible for finance, operations and research and development. Prior to Omnicell, Mr. Wolf held financial management positions for publicly-traded hi-tech companies including Credence Systems, Centigram, Apple Computer, and Sun Microsystems. He also currently serves on the boards of Codexis and Quantum Corp., and has been a board member and chair of the audit committee for Nasdaq-listed companies including Komag and Vitria Technology.

See "Corporate Governance" and "Executive Compensation — Director Compensation" below for additional information regarding the Board.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as its independent registered public accounting firm to audit the consolidated financial statements of the Company for fiscal year 2009. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint new independent auditors at any time during the year if the Audit Committee believes that such a change would be in the best interests of Avanex and its stockholders. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee may reconsider its selection.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Accounting Fees

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for fiscal years 2007 and 2008.

	Fiscal Year	
	2007	2008
Audit Fees(1)	$1,997,000	$1,716,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1,997,000	$1,716,000

(1) Consists of fees for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal years ended June 30, 2007 and 2008, attestation of managements report on internal controls, statutory audits, quarterly reviews of interim financial information, and consents.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. To ensure prompt handling of unexpected matters, the Audit Committee delegates to the Chairman of the Audit Committee the authority to approve all audit and permissible non-audit services.

Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of an independent registered public accounting firm was approved in advance by the Audit Committee, and none of those engagements made use of the *de minimus* exception to pre-approval contained in the SEC's rules.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management;
- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm for the year ended June 30, 2008, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and has discussed Deloitte & Touche LLP's independence with them.

Based upon the reviews and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2008.

AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Susan Wang, Chair
Greg Dougherty
Joel A. Smith III

CORPORATE GOVERNANCE

Corporate Governance Principles

Avanex is committed to sound corporate governance. The Board of Directors has adopted Corporate Governance Principles, which are available at http://www.avanex.com under "Investors, — Corporate Governance — Corporate Governance Principles."

Independence of the Board of Directors

The Board of Directors has determined that all of its members are "independent directors" as defined in the listing standards of the Nasdaq Stock Market.

Contacting the Board of Directors

Any stockholder who desires to contact a non-employee director may do so electronically by sending an e-mail to the following address: directorcom@avanex.com. The e-mails are automatically forwarded unfiltered to our Non-Executive Chairman of the Board, who is Paul Smith, and who monitors these communications and forwards communication to the appropriate committee of the Board of Directors or non-employee director.

Code of Conduct

Avanex has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers (including its principal executive officer, principal financial officer and controller) and employees, which is available at http://www.avanex.com under "Investors — Corporate Governance — Code of Business Conduct and Ethics." Avanex will also post on this section of its website any amendment to the Code of Business Conduct, as well as any waivers, that are required to be disclosed by the rules of the SEC or the Nasdaq Stock Market.

Executive Sessions

Avanex's non-management directors meet in executive sessions, without management present, at least two times per year. The sessions are scheduled and chaired by our Non-Executive Chairman of the Board. Any independent director can request that an executive session be scheduled.

Attendance at Annual Stockholder Meetings by the Board of Directors

Directors are encouraged, but not required, to attend the annual meeting of stockholders. Three out of four of the Company's then non-employee directors attended the Company's 2007 annual meeting of stockholders.

Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership to the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Committee to consider recommendations for candidates to the Board of Directors from stockholders. Such recommendations must be received by June 30 of the year in which the recommended candidate will be considered for nomination. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538, Attention: Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for membership on the Board of Directors, including issues of character, judgment, diversity, age, independence, expertise, corporate experience, other commitments and the like, personal references and an indication of the candidate's willingness to serve.

The Committee's general criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection as director nominees, are as follows:

- The Committee regularly reviews the current composition and size of the Board of Directors.
- The Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for reelection at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for reelection, the Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors, the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such issues as character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, and (3) such other factors as the Committee may consider appropriate.
- While the Committee has not established specific minimum qualifications for director candidates, the Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business, government or technology, including their understanding of the telecommunications industry and Avanex's business in particular, (4) have financial expertise in the Company's industry, (5) have senior management experience (preferably as a chief executive officer), (6) have qualifications that will increase the overall effectiveness of the Board of Directors and (7) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Committee will review the qualifications of any such candidate, which review may, in the Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Committee deems necessary or proper.
- In evaluating and identifying candidates, the Committee has the authority to retain and terminate any third-party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Committee will apply these same principles when evaluating candidates to the Board of Directors who may be elected initially by the full Board of Directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.
- After completing its review and evaluation of director candidates, the Committee selects, or recommends to the full Board of Directors for selection, the director nominees.

Board Meetings and Committees

During the fiscal year ended June 30, 2008, the Board of Directors of the Company met 8 times (including meetings of the independent directors). With the exception of Dr. Cerf, all directors attended at least 75% of the total number of meetings of the Board of Directors and the committees of which he or she was a member.

The Company's Board of Directors currently has four standing committees: an Audit Committee, a Compensation Committee, an Option Committee and a Corporate Governance and Nominating Committee.

Audit Committee. The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Mr. Dougherty, Mr. J. Smith and Ms. Wang, each of whom is "independent" as such term is defined for audit committee members by the listing standards of the Nasdaq Stock Market. The Board of Directors has determined that each of Mr. J. Smith and Ms. Wang is an "audit committee financial expert" as defined under the rules of the Securities Exchange Commission (the "SEC"). The Audit Committee met 14 times during the fiscal year ended June 30, 2008. The Audit Committee is responsible for overseeing the Company's accounting and financial reporting processes, the audit of the Company's financial statements and assisting the Board of Directors in oversight of (1) the integrity of the Company's financial statements, (2) the Company's internal accounting and financial controls, (3) the Company's compliance with legal and regulatory requirements and (4) the independent registered public accounting firm's qualifications, independence and performance. The Audit Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Corporate Governance — Audit Committee Charter."

See "Report of the Audit Committee of the Board of Directors" above for more information regarding the functions of the Audit Committee.

Compensation Committee. The Compensation Committee currently consists of Dr. Cerf, Mr. Dougherty, Mr. P. Smith, Ms. Wang and Mr. Wolf, each of whom is "independent" as defined by the listing standards of the Nasdaq Stock Market. The Compensation Committee met 8 times during the fiscal year ended June 30, 2008. The Compensation Committee is primarily responsible for evaluating and approving the compensation and benefits for the Company's executive officers, administering the Company's 1998 Stock Plan, 1999 Employee Stock Purchase Plan and Officer and Director Share Purchase Plan and performing such other duties as may from time to time be determined by the Board of Directors. The Compensation Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Corporate Governance — Compensation Committee Charter."

See "Executive Compensation — Compensation Discussion and Analysis" and "Executive Compensation — Director Compensation" for a description of the Company's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee Report is included in this Proxy Statement on page 23.

Option Committee. The Option Committee currently consists of Mr. Dougherty. During the fiscal year ended June 30, 2008 and until Dr. Jo Major's termination as the Company's President and Chief Executive Officer in July 2008, the Option Committee consisted of Dr. Major. The Option Committee is responsible for granting options to purchase Common Stock of the Company and restricted stock units, on behalf of the Board of Directors, to employees other than officers and directors, pursuant to guidelines established by the Compensation Committee. The Option Committee fulfilled all of its duties through actions by written consent during the fiscal year ended June 30, 2008. The Option Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Corporate Governance — Option Committee Charter."

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee currently consists of Dr. Cerf, Mr. J. Smith, Mr. P. Smith and Mr. Wolf each of whom is "independent" as defined by the listing standards of the Nasdaq Stock Market. The Corporate Governance and Nominating Committee met 4 times during the fiscal year ended June 30, 2008. The Corporate Governance and Nominating Committee is responsible for (1) reviewing and making recommendations to the Board of Directors regarding matters concerning corporate governance, (2) reviewing the composition and evaluating the performance of the Board of Directors, (3) recommending persons for election to the Board of Directors and evaluating director compensation, (4) reviewing the composition of committees of the Board of Directors and recommending persons to be members of such committees, (5) reviewing conflicts of interest of members of the Board of Directors and corporate officers and (6) performing such other duties as may from time to time be determined by the Board of Directors. The Corporate Governance and Nominating Committee's policy is to consider recommendations of candidates for the Board of Directors submitted by the stockholders of the

Company. For more information see the discussion in "Corporate Governance" on page 9. The Governance and Nominating Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Corporate Governance — Corporate Governance and Nominating Committee Charter."

Compensation Committee Interlocks and Insider Participation

The Company's Compensation Committee is currently composed of Dr. Cerf, Mr. Dougherty, Mr. P Smith, Ms. Wang and Mr. Wolf. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Avanex has designed its executive compensation program and philosophy to attract, motivate and retain talented executives responsible for the success of Avanex, which operates in an extremely competitive, global and rapidly changing telecommunications industry. Our compensation programs are based on a compensation philosophy of "pay for performance" that depends on the achievement of overall financial results and individual contributions by our executives and employees. Within this overall philosophy, our objectives are to:

- Motivate executive officers to achieve quantitative financial and operational targets and qualitative non-financial goals and create a direct, meaningful link between achievement of these goals and individual executive compensation;
- Align the financial interests of executive officers and employees with those of Avanex's stockholders by providing significant equity-based, long-term incentives in the form of stock options and restricted stock units, while carefully managing both stockholder dilution and financial accounting compensation expense;
- Design a compensation program that takes into consideration the compensation practices of a specifically identified peer group of companies, including competitors of Avanex for executive talent; and
- Structure bonus awards to enhance stockholder value by rewarding revenue growth and improvement of corporate profitability.

During fiscal 2007, management and the Board of Directors began a gradual movement away from retention-based compensation, which had been used during periods of substantial restructuring of the Company, towards performance-based compensation, including corporate bonuses, and this movement continued in fiscal 2008. To preserve cash, we elected to issue restricted stock units in lieu of cash for incentive bonuses. As discussed further below, we paid certain executive bonuses for fiscal 2008 in cash, and at the beginning of fiscal 2009, a special retention program payable in Restricted Stock Units was implemented.

Management and the Compensation Committee of the Board of Directors use the above objectives as the framework for both executive and employee compensation programs. Overall compensation packages offered to Avanex's executive officers strive to balance long- and short-term incentive compensation and cash and non-cash compensation. However, there is no formal policy or target for the allocation between long- and short-term incentive compensation and cash and non-cash compensation, and the balance of these components may vary over time depending on several factors, including the industry in which we compete, corporate performance and market compensation practices.

Throughout this Compensation Discussion and Analysis, we refer to each individual who served as the Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") during fiscal 2008, as well as the other executive officers included in the "Summary Compensation Table" below, as the "named executive officers."

Role and Authority of Our Compensation Committee

The members of the Compensation Committee during the fiscal year ended June 30, 2008, were Dr. Vinton G. Cerf, Greg Dougherty (Chair), Paul Smith, Susan Wang and Dennis Wolf. Each of these individuals qualifies as (i) an "independent director" under the requirements of The NASDAQ Stock Market LLC, (ii) a "non-employee director," under Rule 16b-3 of the Securities Exchange Act of 1934 ("Exchange Act"), and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986 (the "Code").

The Compensation Committee has adopted a written charter approved by the Board of Directors; a copy is available at http://www.avanex.com under "Investors — Corporate Governance."

Pursuant to the charter, the purposes of the Compensation Committee are to:

- Provide oversight of our compensation policies, plans and benefits programs, including salary, bonuses and equity compensation;
- Assist the Board of Directors in discharging its responsibilities relating to (i) oversight of the compensation of the Chief Executive Officer, the vice presidents and other employees reporting directly to the Chief Executive Officer, and (ii) approving and evaluating the compensation plans, policies and programs of the officers reporting under Section 16 of the Exchange Act; and
- Assist the Board of Directors in overseeing our equity compensation plans for employees.

The Compensation Committee has the final decision-making authority with respect to the compensation of our executives. In carrying out its responsibilities, the Compensation Committee may engage outside consultants and/or consult with Avanex's Human Resources Department as the Compensation Committee determines to be appropriate. The Compensation Committee also obtains advice and assistance from internal or external legal counsel and expert advisers selected by the Compensation Committee. For all employees other than executive officers, the Compensation Committee authorized the Company's management to make salary adjustments and bonus decisions under financial guidelines approved by the Compensation Committee and the full Board of Directors. The Compensation Committee authorized the Option Committee, which during the fiscal 2008 and until July 16, 2008, consisted of our former President, Chief Executive Officer and Chairman of the Board, Dr. Jo Major and which, since July 16, 2008, consists of Director Greg Dougherty, to grant options to purchase Common Stock and restricted stock units, on behalf of the Board of Directors, to non-executive employees, pursuant to general guidelines established by the Compensation Committee.

Role of Executive Officers in Compensation Decisions

The Compensation Committee on occasion meets with the Chief Executive Officer to obtain recommendations with respect to the compensation programs, practices and packages for the named executive officers and other employees. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations. The Chief Executive Officer and other executives or employees generally attend the Compensation Committee's meetings, but they leave the meetings as appropriate when certain matters of executive compensation are discussed. The Compensation Committee makes decisions with respect to the Chief Executive Officer's compensation package without his or her presence. The Compensation Committee reviews these decisions with the other members of the Board of Directors. Our Board of Directors and Compensation Committee make a practice of regularly meeting without management present. Following such meetings, the Chairman of the Compensation Committee, currently Greg Dougherty, or Paul Smith, the Non-Executive Chairman of the Board, typically discusses any Board or Compensation Committee concerns with management.

Role of Compensation Consultant

The Compensation Committee works with the Avanex Human Resources group and outside experts in conducting its responsibilities. During fiscal 2008, the Compensation Committee engaged Compensia, Inc., an independent compensation advisor, to provide advice and information relating to executive compensation. Compensia assisted the Compensation Committee in its evaluation of executive base salary, bonus and equity incentive levels. Compensia reports directly to the Compensation Committee and does not perform any other consulting services for management.

Fiscal 2008 Peer Companies

The Compensation Committee examines the executive compensation practices of a peer group of opto-electronic product companies and semiconductor and semiconductor equipment manufacturers to assess the competitiveness and structure of Avanex's executive compensation. Peer group companies are selected principally on the basis of their similarity to Avanex in terms of high technology industry focus, business strategy and the talent pool with which Avanex competes for talent. Companies are then scoped based on their size (as determined by revenue, market capitalization, net income, and employee base) to ensure comparability to Avanex.

The Compensation Committee reviews the peer group annually and makes adjustments to the composition of the peer group companies when necessary. The 26 companies used in the peer group analysis for fiscal 2008 included:

- 3D Systems	- Finisar	- Mattson Techology	- Optium
- Actel	- Genesis Microchip	- Micrel	- Semitool
- Bookham	- II-VI, Inc.	- Mindspeed Technologies	- Semtech
- Coherent	- Integrated Silicon Solutions	- Newport Corporation	- Sigmatel
- Emcore	- IPG Photonics	- Oplink Communications	- Ultra Clean Holdings
- ESS Technology	- IXYS	- Opnext	- Vitesse Semiconductor
- Excel Technology	- Lattice Semiconductor		

Executive compensation data for the peer group was collected from public filings as well as the Radford High-Technology Industry Survey. In the case of the Radford Survey, a custom report focusing on the above companies was utilized.

For fiscal 2009, the Compensation Committee, with the assistance of its outside consultant Compensia, reviewed the peer group against which executive compensation levels are benchmarked to ensure this group is still appropriate for Avanex. Based on this review, the Compensation Committee decided to evaluate Avanex's executive pay practices against two peer groups. The first peer group ("Revenue Peers") includes companies meeting the same criteria as the fiscal 2008 peer group. The second peer group ("Industry Peers") includes opto-electronic companies of comparable size on a revenue basis. The rationale for considering two peer groups is that we have certain executive positions requiring specific skills and experience in our industry, and we have other executive positions where industry focus is less relevant. Each executive is compared to both peer groups, but the primary benchmark used for pay decisions may vary based on the executive's function. The Compensation Committee also takes into account the experience level of the executive. The Compensation Committee believes this approach provides evaluation of Avanex's executive compensation relative to such executives' peers because in a sense, the labor market has to some degree been customized for each job.

Components of Compensation

The principal components of Avanex's executive officer compensation include:

- Base salary;
- Incentive bonus;
- Long-term equity-based incentive awards;
- Severance and change of control protection;
- Retention program;
- Retirement benefits provided under a 401(k) plan; and
- Generally available benefit programs.

We selected these components because we believe each is necessary to help us attract and retain the executive talent upon which Avanex's success depends. These components also allow us to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The Compensation Committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy.

The Compensation Committee reviews the entire executive compensation program on at least an annual basis. The Compensation Committee is aided in this review by its compensation consultant, Compensia, Inc. However, the Compensation Committee at any time may review one or more components as necessary or appropriate to ensure such components remain competitive and appropriately designed to reward performance. In setting compensation levels for a particular named executive officer, the Compensation Committee considers both individual and corporate factors.

The goal of the Compensation Committee has been to target total direct compensation (salary plus bonus plus equity) at approximately the 50th percentile, relative to the appropriate peer group. This has been accomplished through the following approach:

- Target total cash compensation (base salary plus target bonus) at approximately the 50th percentile of the appropriate peer group.
- Target annual equity compensation at approximately the 50th percentile of the appropriate peer group and deliver this compensation through a blend of stock options and restricted stock units.

Actual pay to individual executives varies, based on an individual's performance, experience level brought to the position, anticipated contribution, and internal pay consistency.

Named Executive Officer Compensation Decisions

Dr. Jo S. Major, Jr. was terminated from his position as President and Chief Executive Officer of the Company, effective on July 7, 2008, and Ms. Marla Sanchez resigned from her position as Senior Vice President and Chief Financial Officer of the Company, effective on July 7, 2008. Mr. Patrick Edsell resigned from his position as Senior Vice President and General Manager, effective on August 25, 2008. Dr. Giovanni Barbarossa was appointed Interim Chief Executive Officer and the Company's Principal Executive Officer, effective on July 7, 2008. Mr. Mark Weinswig was appointed Vice President, Finance and Treasurer and Interim Chief Financial Officer (principal financial and accounting officer) of the Company, effective on July 21, 2008. At the beginning of fiscal 2009, a special retention program was implemented, which is discussed further below.

Base Salary

Avanex provides base salary to its executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Salaries for the Company's executive officers are determined primarily on the basis of the executive officer's level of responsibility, general salary practices of peer companies and the officer's individual qualifications, employment history, key skills and experience. Base salaries are reviewed annually and may be adjusted by the Compensation Committee based on individual performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties, general changes in the compensation peer group in which the Company competes for executive talent, the Company's financial performance generally, and internal pay consistency. The weight given to each factor by the Compensation Committee may vary from individual to individual.

During fiscal 2008, the Compensation Committee considered the factors described above and reviewed the base salaries of the named executive officers and determined that the base salaries of the named executive officers should remain the same as the prior year except as set forth below:

- Patrick Edsell, Former Senior Vice President and General Manager: In October 2007, Mr. Edsell's base salary was increased 7.41% from $270,000 to $290,000, which approximated the 50th percentile of our peer group for comparable positions.
- Marla Sanchez, Former Senior Vice President and Chief Financial Officer: In October 2007, Ms. Sanchez's base salary was increased 1.92% from $260,000 to $265,000, which approximated the 50th percentile of our peer group for comparable positions.
- Jo S. Major, Jr., Former President and Chief Executive Officer: In October 2007, Dr. Major's base salary was increased 6.67% from $375,000 to $400,000, which approximated the 50th percentile of our peer group for comparable positions.

Following the end of fiscal 2008, on July 21, 2008, in connection with his appointment as Vice President, Finance and Treasurer and Interim Chief Financial Officer (principal financial and accounting officer) of the Company, Mr. Mark Weinswig's base salary was set at $200,000, and for the period that Mr. Weinswig serves as Interim Chief Financial Officer, he will be paid an additional annual salary of $65,000.

Also following the end of fiscal 2008, on August 18, 2008, an increase in the salary of Dr. Giovanni Barbarossa in his role as the Company's Interim Chief Executive Officer of $100,000 was approved by the Compensation Committee. The increase is to be paid for the duration of the period in which Dr. Barbarossa serves as the Company's Interim Chief Executive Officer and has been paid retroactive to the effective date of Dr. Barbarossa's appointment as the Company's Interim Chief Executive Officer on July 7, 2008.

Incentive Bonus

We believe that a significant portion of each executive officer's annual compensation should be paid in the form of incentive bonuses that are directly tied to our financial performance and thus align the interests of our executive officers with our stockholders. Incentive bonus amounts vary based on the executive officer's position and responsibilities with Avanex. Generally, the higher the level of responsibility that an executive officer has, the greater the percentage of the executive officer's compensation that consists of an opportunity to earn incentive bonuses. As discussed above, we target total cash compensation (base salary plus target bonus) at approximately the 50th percentile of the peer group.

Incentive bonus targets are set with reference to a percentage of base salary for our named executive officers, and during fiscal 2008 were set as follows:

Executive Officer	Title	Incentive Bonus Target (% of Base Salary)
Jo S. Major, Jr.	Former Chief Executive Officer & President	100%
Marla Sanchez	Former Senior Vice President & Chief Financial Officer	60%
Giovanni Barbarossa	Interim Chief Executive Officer (since 7/6/2008), Senior Vice President and Chief Technology Officer	60%
Patrick Edsell	Former Senior Vice President & General Manager	60%
Bradley Kolb	Senior Vice President Operations	60%
Yves LeMaitre	Former Senior Vice President and Chief Marketing Officer	80%
Scott Parker	Senior Vice President of Sales	60%

Additionally, in connection with his appointment as Vice President, Finance and Treasurer and Interim Chief Financial Officer (principal financial and accounting officer) of the Company, on July 21, 2008, Mr. Mark Weinswig's incentive bonus target (% of base salary) was set at 40%.

Our Compensation Committee recognizes the achievement of Avanex's approved operating plan as measured by two corporate goals set forth in the Company's annual operating plan: (i) non-GAAP earnings before interest, taxes, depreciation and amortization, or EBITDA, and (ii) annual revenue. These goals were weighted 60% and 40% respectively. Non-GAAP EBITDA was calculated by taking GAAP EBIT, less depreciation, amortization, stock-based compensation, restructuring charges and other non-recurring extraordinary expenses, as determined by the Compensation Committee and reviewed by the Audit Committee.

The incentive bonus program covered the entire fiscal year. Participants were entitled to receive 100% of their incentive bonus target for "on target" performance with opportunities for lower percentage payout for below target performance, subject to achievement of minimum levels, and higher percentage payout for above target performance. The aim of the incentive bonus program was to achieve positive non-GAAP EBITDA. Accordingly, if Avanex did not achieve positive non-GAAP EBITDA, no award would be paid under the program, regardless of Avanex's achievement against the revenue goal.

The performance grid for each of the corporate goals is summarized below:

Non-GAAP EBITDA Performance (60% Weighting)

Non-GAAP EBITA Milestone	Percent of Pool Earned
Less than $0.24M	0.0%
Between $0.24M and $6.24M	For every $1M increase in NON-GAAP EBITDA, there is an approximately $150,000 increase in the aggregate bonus earned on a pro rata basis.
Equal to $6.24M	100%
Greater than $6.24M	For every $1M increase in NON-GAAP EBITDA, there is an approximately $230,000 increase in the aggregate bonus earned on a pro rata basis.

Revenue Performance (40% Weighting)

Annual Revenue	Percent of Target Earned
Less than $207M	0%
Between $207M and $227M	For every $5M increase in revenue, there is an approximately $170,000 increase in the aggregate bonus earned on a pro rata basis.
Equal to $227M	100%
Greater than $227M	For every $5M increase in revenue, there is an approximately $225,000 increase in the aggregate bonus earned on a pro rata basis.

On September 4, 2008, the Compensation Committee determined that Avanex had achieved 31.35% of the overall goal in fiscal 2008. Accordingly, restricted stock units with immediate vesting or cash were awarded to the named executive officers for fiscal 2008 performance in the table that follows. Awards under the incentive bonus program were made in September 2008 in Restricted Stock Units, as a means of preserving cash, issued pursuant to the 1998 Stock Plan, with immediate vesting. Dr. Major, Ms. Sanchez and Mr. Edsell received their fiscal 2008 bonus in cash following their departures from the Company. In addition, employees who would have received a bonus payout in stock with an aggregate value of less than $1,500 received their fiscal 2008 bonus in cash.

Named Executive Officer	Title	Bonus Amount	Number of RSUs Issued to Settle Bonus
Jo S. Major, Jr.	Former Chief Executive Officer & President	$125,400	—
Marla Sanchez	Former Senior Vice President & Chief Financial Officer	$ 49,847	—
Giovanni Barbarossa	Interim Chief Executive Officer (since 7/6/2008), Senior Vice President and Chief Technology Officer	$ 48,906	8,332
Patrick Edsell	Former Senior Vice President & General Manager	$ 54,549	—
Bradley Kolb	Senior Vice President Operations	$ 47,025	8,012
Scott Parker*	Senior Vice President of Sales	$ 12,578	—
Yves LeMaitre**	Former Senior Vice President and Chief Marketing Officer	$ 97,410	—

* See "Bonus Program for Senior Vice President of Sales" below.

** See "Bonus Program for Chief Marketing Officer" below.

Bonus Program for Senior Vice President of Sales. The bonus compensation for Mr. Scott Parker, our Senior Vice President of Sales, is composed of two components. A bonus, at a target of 60% of his base salary, was aligned with his Global Sales Incentive Plan. Of the incentive target, 80% is based on revenue generation goals or a quota and the remaining 20% is based on corporate Non-GAAP EBITDA performance. Mr. Parker's Revenue Generation Target, or quota, consists of his quarterly revenue goal, in addition to an annual quota. In order for revenue to be counted towards the Revenue Generation Target, the revenue must be generated during the specified fiscal quarter or year from specific customers, regions, products and/or industry channels determined at the Company's sole discretion. For these purposes, in order to qualify as "revenue" within a specific fiscal quarter, (a) the product generating the revenue must actually be shipped by the Company during the quarter, and (b) the revenue from such shipped products must have been recognized by the Company for accounting purposes. Eighty percent of the Revenue Generation payout was based on quarterly targets with 20% being reserved for an annual payout at the end of the fiscal year based on achievement towards annual quota.

Achievement of Revenue Generation Targets Against Performance for Mr. Parker for fiscal 2008 was calculated as follows:

Less than 75% of assigned target	No quarterly or annual incentive compensation earned
Between 75% and 100% of assigned target	Corresponding percentage of target compensation earned
100.1% - 120% of assigned target	120% of target compensation earned
120.1% - 200% of assigned target	200% of target compensation earned
Greater than 200% of assigned target	2X (% of achievement of revenue generation target)

Mr. Parker's fiscal 2008 sales incentive plan paid a total of $12,578 for his achievements.

Bonus Program for Chief Marketing Officer. The bonus compensation for Mr. Yves LeMaitre, our former Chief Marketing Officer, was composed of two parts. The first part, at a target of 20% of his base salary, was aligned with the Incentive Bonus Program for fiscal 2008 that was not paid due to his departure from the Company on November 9, 2007. A larger portion of his bonus, at a target of 60% of his base salary, was aligned with his Global Sales Incentive Plan. Mr. LeMaitre's Revenue Generation Target, or quota, consisted of his quarterly revenue goal, in addition to an annual quota. In order for revenue to have been counted towards the Revenue Generation Target, the revenue must have been generated during the specified fiscal quarter or year from specific customers, regions, products and/or industry channels determined at the Company's sole discretion. For these purposes, in order to qualify as "revenue" within a specific fiscal quarter (a) the product generating the revenue must actually have been shipped by the Company during the quarter, and (b) the revenue from such shipped product must have been recognized by the Company for accounting purposes. Eighty percent of the Revenue Generation payout was based on quarterly targets and 20% was reserved for an annual payout at the end of the fiscal year.

Mr. LeMaitre's fiscal 2008 sales incentive plan paid a total of $97,410 for his quarterly achievements.

Equity Compensation

Equity awards (stock options and restricted stock units) are granted to executive officers and other employees under the Company's 1998 Stock Plan. Awards are intended to focus the attention of executives on the Company's long-term performance, which the Company believes results in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. Given these considerations, and the adoption of FAS 123 (R), the Compensation Committee uses a mix of options and time-based restricted stock units for equity compensation grants. The Compensation Committee believes this approach optimally balances the long-term interests of stockholders with the Company's need to retain its executives.

Guidelines for equity grants are established for each executive based on peer group practices with respect to the FAS 123 (R) Black-Scholes value delivered and allocation of the equity pool among various employee levels. Individual grants are then determined based on consideration of the executive's guideline, his or her individual performance, the retention value of current awards (measured by the amount of "in-the-money" value of stock options and unvested value of restricted stock units) and Company performance.

The Compensation Committee designs its equity grant practices to reflect an appropriate balance between stockholders' dilution concerns and the Company's need to remain competitive by recruiting and retaining high-performing employees. The gross burn rate for fiscal 2007 and 2008 was 2.9% and 2.8%, respectively. The Company defines the gross burn rate as the sum of the stock granted divided by the sum of the Common Stock outstanding. The net burn rate for fiscal 2007 and 2008 was 1.9% and 1.7%, respectively. The Company defines the net burn rate as the sum of the stock granted minus shares cancelled or forfeited divided by the sum of the Common Stock outstanding.

The details of stock option grants and awards of restricted stock units to the named executive officers during fiscal 2008 can be found below under the heading "Grants of Plan-Based Awards in 2008." In connection with his appointment as Vice President, Finance and Treasurer and Interim Chief Financial Officer (principal financial and accounting officer) of the Company, on July 21, 2008, Mr. Mark Weinswig received an option to purchase 16,667 shares of the Company's Common Stock at the current fair market value on the effective date of grant. One-fourth of the shares subject to the option shall vest one year after the date of grant, and 1/48th of the shares subject to the option shall vest monthly thereafter, so that the option shall be fully vested four years from the date of grant. In addition, on July 21, 2008, Mr. Weinswig was granted 6,667 restricted stock units, one fourth of which shall vest one year after the date of grant, and 1/16th of which shall vest quarterly thereafter, so that the restricted stock units shall be fully vested four years from the date of grant.

Stock Ownership Program

The Compensation Committee resolved on October 16, 2007, that the executive officers of Avanex shall endeavor to hold the following minimum amount of Avanex stock, where the value of stock held is computed as total shares held multiplied by the market price of the stock, within a timeframe of five years:

CEO	3 times base salary
CFO	1.5 times base salary
All other Officers	1 times base salary

The Avanex stock holdings of the Company's named executive officers in fiscal 2008 are summarized in the table set forth in the section below entitled "Security Ownership of Certain Beneficial Owners and Management".

Officer and Director Share Purchase Plan

The Compensation Committee approved, effective April 7, 2008, an Officer and Director Share Purchase Plan (the "Plan"), which allows executive officers and directors of the Company to purchase shares of the Company's Common Stock at fair market value in lieu of salary or, in the case of directors, retainer fees. Eligible individuals voluntarily participate in the Plan by authorizing payroll deductions or, in the case of directors, deductions from retainer fees for the purpose of purchasing Avanex shares. Elections to participate in the Plan may only be made during open trading windows under the Company's insider trading policy when the participant does not otherwise possess material non-public information concerning the Company. The Board of Directors has authorized 133,333 shares to be made available for purchase by officers and directors under the Plan.

Adoption of Employee Retention Program; RSU Grants to Certain Executive Officers

The Compensation Committee approved, effective August 18, 2008, an Employee Retention Program under the Company's 1998 Stock Plan, pursuant to which the Committee granted Restricted Stock Units ("RSUs") to certain employees of the Company, one half of which shall vest one year after the grant date and one-half of which shall vest two years after the grant date. The vesting of these RSUs may be accelerated in specified circumstances.

Pursuant to the Employee Retention Program, the Compensation Committee on August 18, 2008 granted RSUs to the following executive officers of the Company in the following amounts:

Executive Officer	Title	No. of RSUs Granted
Giovanni Barbarossa	Interim CEO, Senior Vice President and Chief Technology Officer	42,000
Bradley Kolb	Senior Vice President of Operations	28,000
Scott Parker	Senior Vice President of Sales	28,000

Benefits and Perquisites

Like other employees, Avanex executive officers are provided with standard health and welfare benefits, as well as the opportunity to participate in a 401(k) retirement and savings plan. The Company does not provide any additional perquisites to its named executive officers.

Change in Control and Severance Benefits

Our employees, including our named executive officers, are employees at-will and do not have long-term employment contracts with us. The at-will employment status of our employees affords us the flexibility necessary to remove employees when appropriate. However, in order to retain and attract highly qualified executives who may otherwise desire the protection of a long-term employment contract, we provide limited severance and change-in-control benefits to our executives. Such benefits also provide protection for our executives who, upon joining us, may forfeit substantial pay and benefits earned from a previous employer.

In recent years the optical-products industry has undergone, and in the future we anticipate the industry to continue to undergo, substantial industry consolidation. We determined that these limited change of control and severance provisions were necessary in order for us to attract and retain the highest quality executive officers that we could, and to enable our executive officers to focus their attention on increasing stockholder value rather than unnecessarily worrying about their livelihood.

For more information regarding our severance and change-in control benefits, please see the section entitled "Potential Payments Upon Termination or Change of Control" below.

Change in Control Benefits. The stock option agreements and restricted stock unit agreements between Avanex and its executive officers generally provide that immediately upon a change of control, as defined in the agreements, each such award will become vested and exercisable as to 50% of the shares underlying such award, if such award is not already so vested. Upon or within twelve months of a change of control, if any such individual's employment terminates as a result of an involuntary termination, as defined in the agreements (other than for cause, as defined in the agreements), each such award will become fully vested and exercisable.

Avanex provides limited vesting acceleration benefits, as described above, immediately upon a change of control transaction to create an incentive for its executive officers to help successfully execute such transaction from its early stages until closing. These benefits are limited in amount so as not to create an excessive windfall for the executive officer and to provide a continuing incentive for the executive officer to remain with the combined company following the transaction. Avanex also provides full acceleration benefits, as described above, to enable our executive officers to focus their attention on increasing the stockholder value of the combined company rather than unnecessarily worrying about their livelihood.

Severance Benefits: Interim Chief Executive Officer and Vice Presidents. Avanex's severance policy for our Interim Chief Executive Officer and vice presidents is as follows:

- our Interim Chief Executive Officer and each senior vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of twelve months from the date of his or her termination; and
- each vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of six months from the date of his or her termination.

Except as otherwise required or provided by any applicable foreign, federal, state or local law, Avanex will only pay severance pursuant to this policy in exchange for the Interim Chief Executive Officer's or vice president's execution of a full release of all claims in a form satisfactory to Avanex.

Severance Benefits: Dr. Jo Major, Jr., the Company's Former President and Chief Executive Officer. Dr. Jo S. Major, Jr. was terminated from his position as President and Chief Executive Officer of the Company, effective on July 7, 2008. On July 25, 2008, Avanex entered into a Separation and Release Agreement with Dr. Major. The Separation and Release Agreement provided that Dr. Major receives the following:

- the equivalent of his base salary, less applicable withholding, for a period of twelve (12) months from the effective date of the agreement;
- his earned target bonus for the fiscal year ended June 30, 2008; and
- reimbursement for premiums paid for continued health benefits under the Company's health plans for a period of one (1) year from the effective date of the agreement.

These severance benefits are subject to Dr. Major's not revoking the Separation and Release Agreement and release of claims, as well as the non-solicitation and non-disparagement provisions set forth in the Separation and Release Agreement.

Departure of and Separation and Release Agreement with Mr. Yves LeMaitre, the Company's Former Senior Vice President and Chief Marketing Officer. On November 8, 2007, the Company accepted the resignation of Mr. Yves LeMaitre, the Company's former Senior Vice President and Chief Marketing Officer, effective November 9, 2007. A separation agreement and release entered into between the parties on November 12, 2007, provided that Mr. LeMaitre receives the following:

- the equivalent of his base salary, less applicable withholding, for a period of twelve (12) months from the effective date of the agreement; and
- reimbursement for premiums paid for continued health benefits under the Company's health plans for a period of three months from the effective date of the agreement.

The agreement contains a general release of claims from Mr. LeMaitre in favor of the Company.

Departure of and Separation and Release Agreement with Mr. Patrick Edsell, Company's Former Senior Vice President and General Manager. On August 25, 2008, the Company accepted the resignation of Mr. Patrick Edsell, the Company's former Senior Vice President and General Manager, effective August 25, 2008. A separation agreement and release entered into between the parties on September 16, 2008 provided that Mr. Edsell receives the following:

- a lump sum payment equal to one (1) year of his base salary, less applicable withholding; and
- his applicable target bonus for the fiscal year ended June 30, 2008.

The agreement contains a general release of claims from Mr. Edsell in favor of the Company.

Reasonableness of Compensation

The Compensation Committee believes that Avanex is achieving its compensation objectives and that, in particular, Avanex rewards its executive officers for driving operational success and stockholder value creation. Based on our performance record and our compensation objectives, management and the Compensation Committee believe the average target pay position relative to market, and pay mix, are reasonable and appropriate for Avanex's executive officers.

Other Considerations

Tax Considerations

The Compensation Committee considers the potential effects of Section 162(m) of the Code on the compensation paid to certain of the Company's executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for certain executive officers, unless compensation is performance-based.

The Compensation Committee is aware of the Section 162(m) limitations, and the available exemptions, and in 2005 obtained stockholder approval of the amended 1998 Stock Plan to allow the Company to receive a tax deduction for certain performance-based compensation paid under the 1998 Stock Plan in excess of the Section 162(m) limitations. Time-based restricted stock unit grants do not comply with Section 162(m) guidelines, nor does the Company's annual incentive plan. The Compensation Committee will further address the issue of deductibility if circumstances warrant the use of other available exemptions.

Section 409A of the Code

Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A. Although Avanex does not maintain a traditional nonqualified deferred compensation plan, Section 409A applies to certain severance arrangements and equity awards. Consequently, to assist in avoiding additional tax under Section 409A, Avanex has attempted to structure its equity awards in a manner intended to either avoid the application of Section 409A, or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation

Beginning on July 1, 2005, Avanex began accounting for stock-based awards in accordance with the requirements of FAS 123 (R). Avanex gives equity awards that are a blend of stock options and Restricted Stock Units. Options are valued using a Black-Scholes stock option pricing model per the guidance in FAS 123 (R). Restricted stock units are valued at face value (i.e., the number of shares granted multiplied by the closing stock price on the date of grant). All equity award values are amortized over the requisite service period.

In general, management and the Compensation Committee view stock options as better aligned with the interests of the stockholders in that the stockholder suffers no dilution unless the underlying stock price appreciates. We view RSU grants as more retentive, in that they maintain value in the situation of a falling market. The Compensation Committee views equity grants that are a blend of these vehicles to be most appropriate for long-term retention and motivation of employees.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS

Greg Dougherty, Chair
Vinton Cerf
Paul Smith
Susan Wang
Dennis Wolf

Summary Compensation Table

The following table presents information concerning the compensation received by our named executive officers during fiscal 2007 and fiscal 2008.

Name & Principal Position(1)	Fiscal Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jo S. Major, Jr.	2008	$392,789	$510,851	$375,088	$125,400	$ 576	$1,404,704
Former Chief Executive Officer & President	2007	$366,057	$469,866	$434,454	—	$ 576	$1,270,953
Marla Sanchez	2008	$263,288	$189,213	$179,094	$ 49,847	$ 4,478	$ 685,920
Former Senior Vice President & Chief Financial Officer	2007	$283,300	$ 72,212	$ 89,063	—	$ 3,011	$ 447,586
Giovanni Barbarrosa *Interim Chief Executive Officer, Senior Vice President & Chief Technology Officer*	2008	$260,000	$ 32,944	$158,597	—	$ 576	$ 452,116
Patrick Edsell *Former Senior Vice President, General Manager*	2008	$284,231	$173,413	$193,569	$ 54,549	$ 6,356	$ 712,118
Bradley Kolb	2008	$250,000	$262,804	$275,325	—	$ 4,191	$ 792,319
Senior Vice President, Operations	2007	$228,077	$339,792	$233,888	—	$ 4,026	$ 805,783
Yves LeMaitre	2008	$120,122	$152,570	$129,101	$ 97,410	$150,917	$ 650,120
Former Senior Vice President, Chief Marketing Officer	2007	$239,615	$164,513	$109,131	$128,013	$ 384	$ 641,656

(1) For some named executive officers, information is only provided for fiscal 2008 as such individuals were not named executive officers in fiscal 2007. There were a number of named executive officer changes during fiscal 2008 and since June 30, 2008. Dr. Major was terminated from his position as President and Chief Executive Officer of the Company effective July 7, 2008. Ms. Sanchez resigned from her position as Senior Vice President and Chief Financial Officer of the Company effective July 7, 2008. Dr. Barbarossa was appointed Interim Chief Executive Officer and the Company's Principal Executive Officer effective July 7, 2008. Mr. Edsell resigned from his position as Senior Vice President and General Manager effective August 25, 2008. Mr. Yves LeMaitre resigned from his position as Senior Vice President and Chief Marketing Officer effective November 9, 2007.

(2) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2008 and 2007, in accordance with FAS 123(R), and thus may include amounts for awards granted in and prior to fiscal 2008 and 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2008, filed with the SEC on September 5, 2008. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(3) Reflects cash payments made to Dr. Major, Ms. Sanchez and Mr. Edsell under the fiscal 2008 incentive bonus program, calculated based on predetermined targets met during fiscal 2008; details regarding individual targets and amounts are listed in "Compensation Discussion & Analysis" above. For Mr. LeMaitre this reflects amounts under the "Bonus Program for Chief Marketing Officer" for fiscal 2008 and 2007, as described in "Compensation Discussion and Analysis", calculated on predetermined targets met during each fiscal year.

(4) Reflects 401K company match, group term life, and, for Mr. Maitre, severance payments of $150,769 paid in fiscal 2008 following termination pursuant to employment agreements with the Company.

Grants of Plan-Based Awards in 2008

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2008 under any plan.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stocks (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Jo S. Major, Jr.	09/06/2007	—	—	—	5,845	—	—	$148,975
	10/21/2007	—	—	—	—	26,666	$24.60	$455,760
	10/21/2007	—	—	—	10,666	—	—	$262,240
	09/21/2008		$400,000	—	—	—	—	—
Marla Sanchez	09/06/2007	—	—	—	2,291	—	—	$ 58,393
	10/21/2007	—	—	—	—	15,000	$24.60	$256,365
	10/21/2007	—	—	—	5,000	—	—	$122,925
	09/21/2008		$159,000	—	—	—	—	—
Giovanni Barbarrosa	09/06/2007	—	—	—	2,431	—	—	$ 61,973
	10/21/2007	—	—	—	—	4,666	$24.60	$ 79,758
	10/21/2007	—	—	—	2,000	—	—	$ 49,170
	09/21/2008		$156,000	—	—	—	—	—
Patrick Edsell	09/06/2007	—	—	—	1,275	—	—	$ 32,502
	10/21/2007	—	—	—	—	15,000	$24.60	$256,365
	10/21/2007	—	—	—	5,000	—	—	$122,925
	09/21/2008		$174,000	—	—	—	—	—
Bradley Kolb	09/06/2007	—	—	—	2,338	—	—	$ 59,591
	10/21/2007	—	—	—	—	10,333	$24.60	$176,607
	10/21/2007	—	—	—	3,666	—	—	$ 90,145
	09/21/2008		$150,000	—	—	—	—	—
Yves LeMaitre	09/06/2007	—	—	—	763	—	—	$ 19,465
	10/21/2007	—	—	—	—	10,333	$24.60	$176,607
	10/21/2007	—	—	—	3,666	—	—	$ 90,145

(1) Reflects threshold, target and maximum bonus amounts for fiscal 2008 performance under the Incentive Bonus Program, which is described in the "Compensation Discussion and Analysis." Pursuant to such Incentive Bonus Program, there was no maximum cap on the potential award: the amount of the award earned by all participants would increase for improvements in revenue and non-GAAP EBITDA over the target. For more information, see "Incentive Bonus" in "Compensation Discussion and Analysis" above.

Awards pursuant to the Incentive Bonus Program were determined by the Compensation Committee in September 2008 and awarded in cash (to former executive officers) and restricted stock units with immediate vesting (to current executive officers) as follows:

Named Executive Officer	Bonus Amount ($)	Number of RSU's (#)	Cash Payments ($)
Jo S. Major, Jr.	$125,400	—	$125,400
Marla Sanchez	$ 49,847	—	$ 49,847
Giovanni Barbarrosa	$ 48,906	8,332	—
Patrick Edsell	$ 54,549	—	$ 54,549
Bradley Kolb	$ 47,025	8,012	—
Yves LeMaitre	—	—	—

(2) Reflects restricted stock units granted under the 1998 Stock Plan. Awards granted on September 6, 2007 vested immediately. Awards granted on October 21, 2007 vest 25% upon each anniversary of grant over a four year period. See "Change in Control and Severance Benefits" for a further description of certain terms relating to these awards.

(3) Reflects options granted under the 1998 Stock Plan. Awards granted on October 21, 2007 vest 25% upon each anniversary of the date of the grant over a four year period thereafter. See "Change in Control and Severance Benefits" for a further description of certain terms relating to these awards.

(4) Reflects the grant date fair value of each target equity award computed in accordance with FAS 123(R). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2008, filed with the SEC on September 5, 2008. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table presents information concerning unexercised options and stock that have not vested for each named executive officer outstanding as of the end of fiscal 2008.

		OPTION AWARDS(2)				STOCK AWARDS(3)	
Name(1)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Jo S. Major, Jr.	08/20/2004	77,222	2,778	$ 34.80	08/19/2014	—	—
	06/13/2005	7,500	2,500	$ 14.85	06/12/2015	—	—
	12/20/2005	—	—	—	—	5,004	$ 84,818
	10/09/2006	—	—	—	—	7,784	$ 131,939
	10/31/2006	11,111	15,555	$ 24.60	10/30/2016	—	—
	03/21/2007	—	—	—	—	1,148	$ 19,459
	10/21/2007	—	26,666	$ 24.60	10/20/2017	—	—
	10/21/2007	—	—	—	—	10,666	$ 180,789
Marla Sanchez	10/27/2006	—	—	—	—	9,918	$ 168,110
	10/31/2006	12,500	17,500	$ 24.60	10/30/2016	—	—
	03/21/2007	—	—	—	—	341	$ 5,780
	10/21/2007	—	15,000	$ 24.60	10/20/2017	—	—
	10/21/2007	—	—	—	—	5,000	$ 84,750
Giovanni Barbarossa	02/02/2000	823	—	$420.00	02/01/2010	—	—
	02/02/2000	8,344	—	$420.00	02/01/2010	—	—
	03/19/2001	1,066	—	$234.38	03/18/2011	—	—
	04/30/2001	1,066	—	$197.85	04/29/2011	—	—
	08/14/2001	895	—	$111.75	08/13/2011	—	—
	08/14/2001	12,438	—	$111.75	08/13/2011	—	—
	11/05/2001	6,667	—	$ 36.75	11/04/2011	—	—
	11/05/2001	23,333	—	$ 73.50	11/04/2011	—	—
	12/18/2002	1,389	—	$ 15.15	12/17/2012	—	—
	08/01/2003	13,333	—	$ 29.63	07/31/2013	—	—
	08/01/2003	13,333	—	$ 59.25	07/31/2013	—	—
	07/29/2004	1,665	—	$ 39.15	07/28/2014	—	—
	07/29/2004	13,333	—	$ 39.15	07/28/2014	—	—
	06/13/2005	2,500	833	$ 14.85	06/12/2015	—	—
	12/20/2005	—	—	—	—	1,008	$ 17,086
	10/09/2006	—	—	—	—	588	$ 9,967
	10/31/2006	833	1,167	$ 24.60	10/30/2016	—	—
	03/21/2007	—	—	—	—	480	$ 8,136
	10/21/2007	—	4,666	$ 24.60	10/20/2017	—	—
	10/21/2007	—	—	—	—	2,000	$ 33,900
Patrick Edsell	03/21/2007	9,375	20,625	$ 27.30	03/20/2017	—	—
	03/21/2007	—	—	—	—	11,917	$ 201,993
	10/21/2007	—	15,000	$ 24.60	10/30/2016	—	—
	10/21/2007	—	—	—	—	5,000	$ 84,750
Bradley Kolb	03/23/2006	14,999	11.667	$ 43.20	03/22/2016	—	—
	10/09/2006	—	—	—	—	1,948	$ 33,019
	10/31/2006	2,777	3,889	$ 24.60	10/30/2016	—	—
	03/21/2007	—	—	—	—	416	$ 7,051
	10/21/2007	—	10,333	$ 24.60	10/20/2017	—	—
	10/21/2007	—	—	—	—	3,666	$ 62,139

(1) For Dr. Major, Ms. Sanchez and Mr. Edsell all unvested options and restricted stock units were cancelled upon the effective date of termination. Mr. Maitre held zero unexercised options and restricted stock units that had not vested as of the end of fiscal 2008.

(2) Reflects options granted under the 1998 Stock Plan. Unless otherwise indicated below, all such options vest 25% upon first anniversary of the date of grant and then at a rate of 1/48th per month thereafter. Options granted on February 2, 2000 and August 14, 2001 vest 25% on each anniversary of the grant date over a four year period. Options granted on November 5, 2001 vest 50% on each anniversary of the grant date over a two year period.

(3) Reflects restricted stock units granted under the 1998 Stock Plan. Unless otherwise indicated below, all such restricted stock units vest 25% upon first anniversary of the date of grant and then at a rate of 1/48th per month thereafter. Restricted stock units granted on October 21, 2007 vest 25% on each anniversary of the grant date over a four year period. Restricted stock units granted on March 21, 2007 vest 25% on February 15, 2008 and then at a rate of 1/48th per month thereafter.

(4) Market value of restricted stock units that have not vested is computed by multiplying (i) $16.95, which was the closing price per share of Avanex's common stock on the NASDAQ Global Market on June 30, 2008, by (ii) the number of unvested restricted stock units at June 30, 2008.

2008 Option Exercises

The following table presents information concerning each exercise of stock options and shares acquired upon vesting of stock awards during fiscal 2008 for each of the named executive officers.

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Jo S. Major, Jr.	—	—	25,443	$549,254
Marla Sanchez	—	—	9,540	$210,847
Giovanni Barbarrosa	—	—	7,507	$162,354
Patrick Edsell	—	—	6,691	$ 97,479
Bradley Kolb	—	—	7,259	$160,650
Yves LeMaitre	4,221	$47,466	4,669	$121,518

(1) Reflects the difference between the market price of Avanex common stock at the time of exercise on the exercise date and the exercise price of the option.

(2) Reflects the dollar amount realized upon vesting of restricted stock units, computed by multiplying the number of shares of stock received upon such vesting by the market value of the underlying shares on the vesting date.

Potential Payments Upon Termination or Change of Control

Termination or Change of Control Arrangements

Change in Control Benefits

The stock option agreements and restricted stock unit agreements between Avanex and its executive officers generally provide that immediately upon a change of control, as defined in the agreements, each such award will become vested and exercisable as to 50% of the shares underlying such award, if such award is not already so vested. Upon or within twelve months of a change of control, if any such individual's employment terminates as a result of an involuntary termination, as defined in the agreements (other than for cause, as defined in the agreements), each such award will become fully vested and exercisable.

Severance Benefits

Interim Chief Executive Officer and Vice Presidents. Avanex's severance policy for its Interim Chief Executive Officer and vice presidents is as follows:

- The Interim Chief Executive Officer and each senior vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of twelve months from the date of his or her termination, and
- Each vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of six months from the date of his or her termination.

Except as otherwise required or provided by any applicable foreign, federal, state or local law, Avanex will only pay severance pursuant to this policy in exchange for the Interim Chief Executive Officer's or vice president's execution of a full release of all claims in a form satisfactory to Avanex.

Proxy Materials

Estimated Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2008 (June 30, 2008), and the price per share of Avanex's Common Stock is the closing price on the NASDAQ Global Market as of that date ($16.95) (as adjusted for a fifteen-for-one reverse stock split which occurred after the close of market on August 12, 2008). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments in Connection with:		
		Non-Change in Control	Change in Control	
Name	Type of Benefit	Termination Without Cause ($)(1)	Upon Change in Control ($)(2)	Involuntary Termination Other Than For Cause Within 12 Months of Change in Control ($)(3)
Jo S. Major, Jr.	Cash Severance Payments	$400,000	—	—
	Annual Incentive Bonus(4)	$125,400	—	—
	Continued Coverage of Employee Benefits(5)	$ 17,082	—	—
	Attorney Fees(6)	$ 30,612	—	—
	Vesting Acceleration	—	—	—
	Total Benefits	$573,094	—	—
Marla Sanchez	Annual Incentive Bonus(4)	$ 49,847	—	—
	Vesting Acceleration	—	—	—
	Total Benefits	$ 49,847	—	—
Giovanni Barbarrosa	Cash Severance Payments(7)	$260,000	—	$260,000
	Vesting Acceleration	—	$20,508	$ 50,268
	Total Benefits	$260,000	$20,508	$310,268
Bradley Kolb	Cash Severance Payments	$250,000	—	$250,000
	Vesting Acceleration	—	$37,613	$ 64,505
	Total Benefits	$250,000	$37,613	$314,505
Patrick Edsell	Cash Severance Payments	$290,000	—	—
	Annual Incentive Bonus(4)	$ 54,549	—	—
	Vesting Acceleration	—	—	—
	Total Benefits	$344,549	—	—
Yves LeMaitre	Cash Severance Payments	$245,000	—	—
	Vesting Acceleration	—	—	—
	Total Benefits	$245,000	—	—

(1) Reflects actual payments entitled to upon termination for named executive officers who have left the Company since June 30, 2008. For Dr. Major, the first three items of this column ("Cash Severance Payments", "Annual Incentive Bonus", and "Continued Coverage of Employee Benefits") reflects the terms

of his employment agreement with Avanex entered into in August 2004 and includes payments made upon a termination by Avanex without "cause" or a termination by Dr. Major due to an "involuntary termination," each as defined in his employment agreement. For Ms. Sanchez, this column reflects the actual bonus incentive payment for fiscal 2008. For Mr. Edsell, this column reflects the actual payment to which this individual is entitled upon termination of his employment in August 2008. For Mr. LeMaitre, this column reflects the actual payments to which he was entitled upon termination of employment in November 2007. For the other named executive officers, this column reflects the terms of Avanex's severance policy for interim CEO and senior vice presidents.

(2) Reflects the terms of stock option agreements and restricted stock unit agreements between Avanex and its executive officers and indicates the aggregate market value of unvested option grants and restricted stock units. For unvested option grants, aggregate market value is computed by multiplying (i) the difference between $16.95 and the exercise price of the option, by (ii) the number of shares underlying unvested options at June 30, 2008. For restricted stock units, aggregate market value is computed by multiplying (i) the difference between $16.95 and the exercise price of the restricted stock unit, by (ii) the number of unvested restricted stock units at June 30, 2008.

(3) For named executive officers who are still with the Company as of October 8, 2008, the first item ("Cash Severance Payments") reflects the terms of Avanex's severance policy for senior vice presidents. Each row in this column entitled "Vesting Acceleration" reflects the terms of stock option agreements and restricted stock unit agreements between Avanex and its executive officers and indicates the aggregate market value of unvested option grants and restricted stock units, computed in the manner described in footnote 2 above.

(4) Reflects the annual incentive bonuses made to certain terminated executives for fiscal 2008 performance, but determined in September 2008.

(5) Assumes continued coverage for 12 months of employee benefits for Dr. Major at the amounts paid by Avanex for fiscal 2008 under Avanex's health plans.

(6) Estimated attorney fees related to the separation and release agreement entered into with Dr. Major.

(7) For Mr. Barbarossa, on July 4, 2008, there was an increase in salary of $100,000 upon assuming the Interim Chief Executive Officer role. If he were to be terminated without cause while in the role of interim CEO, he would be entitled to a cash severance payment of $360,000.

Proxy Materials

Director Compensation

Compensation for Fiscal 2008

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2008. Dr. Major, who during fiscal 2008 was an employee, did not receive additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($) (1)(2)(3)	Total ($)
Vinton Cerf	$27,500(4)	$22,014	$21,214	$ 70,728
Greg Dougherty	$46,500(5)	$44,496	$26,843	$117,839
Joel A. Smith, III	$21,500(6)	$ 5,994	$13,617	$ 41,111
Paul G. Smith	$31,000(7)	$31,007	$21,214	$ 83,221
Susan Wang	$37,500(8)	$42,998	$21,214	$101,712
Dennis P. Wolf	$11,500(9)	—	$ 2,112	$ 13,612

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2008, in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to 2008. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are

included in our Annual Report on Form 10-K for the year ended June 30, 2008, filed with the SEC on September 5, 2008. These amounts do not correspond to the actual value that will be recognized by the directors.

(2) Upon joining the Board of Directors in fiscal 2008, Mr. P. Smith (i) and Mr. Wolf (ii), each received 5,333 options to purchase shares of common stock pursuant to the Company's 1999 Director Option Plan, which vest 25% on each anniversary of the grant date over a four year period.

Grant Date		Number of Shares Underlying Option (#)	Exercise Price Per Share ($)	Grant Date Fair Value ($)
11/15/2007	(i)	5,333	$23.55	$125,592
04/15/2008	(ii)	5,333	$ 9.75	$ 51,997

In fiscal year 2008, each of our non-employee directors, except for Mr. P. Smith and Mr. Wolf, received the following option to purchase shares of our common stock pursuant to the Company's 1999 Director Option Plan, which vests and becomes exercisable on the first anniversary of the grant date:

Grant Date	Number of Shares Underlying Option (#)	Exercise Price Per Share ($)	Grant Date Fair Value ($)
11/15/2007	1,333	$23.55	$31,392

In fiscal year 2008, each of our non-employee directors, except for Mr. P. Smith and Mr. Wolf, received the following restricted stock units pursuant to the Company's 1999 Director Option Plan, which vest and become exercisable on the first anniversary of the grant date:

Grant Date	Number of Shares Underlying RSU (#)	Grant Date Fair Value ($)
11/15/2007	666	$15,684

In fiscal year 2008, our non-employee directors received the following shares of restricted Common Stock pursuant to the Company's 1998 Stock Plan for attendance at meetings of the Board of Directors and committees of the Board of Directors:

Name	Grant Date	Number of Shares Underlying Restricted Stock Grants (#)	Grant Date Fair Value ($)
Vinton Cerf	10/22/2007	61	$ 1,501
	01/21/2008	69	$ 994
	04/21/2008	299	$ 3,498
	07/21/2008	344*	$ 4,489
Greg Dougherty	10/22/2007	386	$ 9,496
	01/21/2008	486	$ 6,998
	04/21/2008	384	$ 4,493
	07/21/2008	804*	$10,492
Joel A. Smith, III	10/22/2007	182	$ 4,477
	01/21/2008	243	$ 3,499
	04/21/2008	341	$ 3,990
	07/21/2008	574*	$ 7,491
Paul Smith	01/21/2008	138	$ 1,987
	04/21/2008	341	$ 3,990
	07/21/2008	574*	$ 7,491
Susan Wang	10/22/2007	325	$ 7,995
	01/21/2008	486	$ 6,998
	04/21/2008	384	$ 4,493
	07/21/2008	804*	$10,492
Dennis Wolf	07/21/2008	306*	$ 3,993

* Granted in fiscal 2009 for fees earned in the fourth quarter of fiscal 2008.

(3) As of June 30, 2008, the aggregate number of shares underlying options and restricted stock units outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Options	Aggregate Number of Shares Underlying RSU's
Vinton Cerf	11,495	666
Greg Dougherty	6,665	666
Joel A. Smith, III	8,829	666
Paul G. Smith	5,333	—
Susan Wang	8,664	666
Dennis P. Wolf	5,333	—

(4) Includes $4,500 of attendance fees earned in the fourth quarter of fiscal 2008, but paid in 344 restricted stock units on July 21, 2008, with immediate vesting.

(5) Includes $10,500 of attendance fees earned in the fourth quarter of fiscal 2008, but paid in 804 restricted stock units on July 21, 2008, with immediate vesting.

Proxy Materials

(6) Includes $7,500 of attendance fees earned in the fourth quarter of fiscal 2008, but paid in 574 restricted stock units on July 21, 2008, with immediate vesting.

(7) Includes $7,500 of attendance fees earned in the fourth quarter of fiscal 2008, but paid in 574 restricted stock units on July 21, 2008, with immediate vesting.

(8) Includes $10,500 of attendance fees earned in the fourth quarter of fiscal 2008, but paid in 804 restricted stock units on July 21, 2008, with immediate vesting.

(9) Includes $4,000 of attendance fees earned in the fourth quarter of fiscal 2008, but paid in 306 restricted stock units on July 21, 2008, with immediate vesting.

Standard Director Compensation Arrangements

Overview. We use a combination of cash and equity compensation to attract and retain qualified candidates to serve on our Board of Directors. The Corporate Governance and Nominating Committee of the Board of Directors is responsible to evaluate director compensation and, if appropriate, recommend any changes in the type or amount of compensation to the Board of Directors. Any change in director compensation is approved by the Board of Directors.

Cash Compensation. Each non-employee director is entitled to receive a quarterly retainer of $5,000 in cash compensation for service on the Board of Directors. In addition, non-employee directors are entitled to receive the following cash compensation for service on committees of the Board of Directors: chair of the Audit Committee, $3,000 per quarter; chairs of the Compensation Committee and Corporate Governance and Nominating Committee, $2,000 per quarter; member of the Audit Committee, $1,500 per quarter; member of the Compensation Committee and Corporate Governance and Nominating Committee, $1,000 per quarter.

Per Meeting Fees. In fiscal year 2008, each non-employee director was eligible to receive shares of restricted stock for attendance at meetings of the Board of Directors. For each in-person meeting of the Board of Directors that a non-employee director attended, such director was eligible to receive a number of shares of restricted stock with an aggregate fair market value of $1,500. For each telephonic meeting of the Board of Directors that a non-employee director attended, such director was eligible to receive a number of shares of restricted stock with an aggregate fair market value of $500. For each in-person meeting of a Committee of the Board of Directors that a non-employee director attended, such director was eligible to receive a number of shares of restricted stock with an aggregate fair market value of $1,000. For each telephonic meeting of a Committee of the Board of Directors that a non-employee director attended, such director was eligible to receive a number of shares of restricted stock with an aggregate fair market value of $500. The shares of restricted stock were granted once per fiscal quarter at the same time each quarter, and the fair market value and aggregate number of the restricted shares was determined on the day of such grant in accordance with the Company's 1998 Stock Plan. Non-employee directors who attended meetings of the Board of Directors during the previous fiscal quarter but who were no longer directors on the date that such restricted stock was granted were not be eligible to receive such grants.

Beginning in fiscal year 2009, each non-employee director is eligible to receive cash compensation for attendance at meetings of the Board of Directors. For each in-person meeting of the Board of Directors that a non-employee director attends, such director is eligible to receive cash compensation of $1,500. For each telephonic meeting of the Board of Directors that a non-employee director attends, such director is eligible to receive cash compensation of $500. For each in-person meeting of a Committee of the Board of Directors that a non-employee director attends, such director is eligible to receive cash compensation of $1,000. For each telephonic meeting of a Committee of the Board of Directors that a non-employee director attends, such director is eligible to receive cash compensation of $500.

Equity Compensation. Directors are also eligible to receive options to purchase the Company's Common Stock pursuant to the Company's 1998 Stock Plan and 1999 Director Option Plan. The 1999 Director Option

Plan provides for annual automatic grants of nonstatutory stock options to continuing non-employee directors who beneficially own less than one percent of the voting power represented by the outstanding securities of Avanex. Under the 1999 Director Option Plan, each such director is eligible to receive a nonstatutory stock option grant of 5,333 shares of the Company's Common Stock upon his or her initial election to the Board of Directors (an "Initial Grant"). On the date of each annual stockholders' meeting, each individual who is at the time continuing to serve as a non-employee director meeting the criteria described above and has served on the Board of Directors for at least the prior six months is automatically granted an option to purchase 1,333 shares of the Company's Common Stock (a "Subsequent Grant"). All options automatically granted to directors under the 1999 Director Option Plan have an exercise price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Each Initial Grant vests and becomes exercisable in four equal annual installments, and each Subsequent Grant vests and becomes exercisable on the first anniversary of the grant date. In addition, the 1999 Director Option Plan provides that each non-employee director who meets the criteria described above and has served on the Board of Directors for at least the prior six months will receive an automatic annual grant of 667 restricted stock units, to be granted on the date of each annual stockholders meeting and to vest 100% upon the one-year anniversary of such grant.

Change of Control and Option Exercisability. Pursuant to Avanex's 1999 Director Option Plan, immediately upon a change of control, as defined in the plan, options to purchase Avanex Common Stock will become fully vested and exercisable. In addition, options to purchase shares of Avanex Common Stock granted to Dr. Cerf on December 10, 1999, October 18, 2001 and December 18, 2002 under Avanex's 1998 Stock Plan contain similar provisions. Each of the stock option agreements of Messrs. Dougherty, J. Smith, P. Smith and Wolf, Dr. Cerf and Ms. Wang provide for an exercise period extending until two years after the termination of such person's service with Avanex, but in no event beyond the options' normal expiration dates.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of June 30, 2008 with respect to the shares of the Company's Common Stock that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders(1)	1,144,386	$57.02	1,834,916(2)
Equity compensation plans not approved by security holders	—	—	—
Total	1,144,386	$57.02	1,834,916(2)

(1) The Company's 1998 Stock Plan provides that on July 1, the first day of the Company's fiscal year, the number of shares authorized under the plan shall be increased by the lesser of (i) 400,000 shares, (ii) 4.9% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors. The Company's 1999 Director Option Plan provides that on July 1, the first day of the Company's fiscal year, the number of shares authorized under the plan shall be increased by the lesser of (i) 10,000 shares, (ii) ¼ of 1% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors. The Company's 1999 Employee Stock Purchase Plan provides that on July 1, the first day of the Company's fiscal year, the number of shares authorized under the plan shall be increased by the lesser of (i) 50,000 shares, (ii) 1% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors.

(2) Includes 176,456 shares available for future issuances under the Company's 1999 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Avanex's Common Stock, as of October 8, 2008, for the following: (1) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock; (2) each of the Company's non-employee directors; (3) each of the executive officers named in the Summary Compensation Table; and (4) all directors and executive officers of the Company as a group.

Name	Common Stock Beneficially Owned(1)	Percentage Beneficially Owned(2)
Pirelli & C. SpA(3) Via Gaetano Negri, 10 Milan Italy	1,886,391	12.18%
Trivium Capital Management, LLC(4) 600 Lexington Avenue, 23rd Floor New York, NY 10022	1,828,793	11.81%
Jo S. Major, Jr.(5)	5,483	*
Vinton Cerf(6)	15,029	*
Greg Dougherty(7)	11,747	*
Joel A. Smith(8)	16,708	*
Paul Smith(9)	35,344	*
Susan Wang(10)	14,577	*
Dennis Wolf(11)	306	*
Giovanni Barbarossa(12)	116,847	*
Patrick Edsel(13)	922	*
Brad Kolb(14)	30,481	*
Yves LeMaitre(15)	514	*
Marla Sanchez(16)	9,882	*
All directors and Executive Officers (10 Persons)(17)	248,445	1.59%

* Less than one percent of the outstanding Common Stock.

(1) The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of October 8, 2008, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) The total number of shares of Common Stock outstanding as of October 8, 2008 was 15,486,405.

(3) As indicated in the Schedule 13G jointly filed by Pirelli & C. SpA ("Pirelli") and by Pirelli Finance (Luxembourg) SA ("Pirelli Finance") pursuant to the Exchange Act on November 8, 2007, which may not be current as of October 8, 2008. Each of Pirelli and Pirelli Finance may be deemed to beneficially own an aggregate of 1,886,391 shares. Pirelli Finance is a wholly-owned subsidiary of Pirelli with principal business offices at 35 boulevard du Prince, L-1724 Luxembourg, Luxembourg.

(4) As indicated in the Schedule 13G filed by Trivium Capital Management, LLC pursuant to the Exchange Act on February 14, 2008, which may not be current as of October 8, 2008. Trivium Offshore Fund Ltd. has voting and dispositive power over 1,828,793 shares.

(5) Represents 5,483 shares held by Dr. Major.

(6) Represents 2,868 shares held by Mr. Cerf and 12,161 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

(7) Represents 5,082 shares held by Mr. Dougherty and 6,665 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

(8) Represents 7,133 shares held by Mr. J. Smith individually, 80 shares held by his spouse and 9,495 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

(9) Represents 34,010 shares held by Mr. P. Smith and 1,334 shares issuable pursuant to options exercisable within 60 days of October 8, 2008.

(10) Represents 5,247 shares held by Ms. Wang and 9,330 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

(11) Represents 306 shares held by Mr. Wolf.

(12) Represents 13,326 shares held by Mr. Barbarossa and 103,521 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

(13) Represents 922 shares held by Mr. Edsell.

(14) Represents 5,353 shares held by Mr. Kolb and 25,128 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

(15) Represents 514 shares held by Mr. LeMaitre.

(16) Represents 9,882 shares held by Ms. Sanchez.

(17) Includes 173,717 shares issuable upon the exercise of options exercisable and restricted stock units scheduled to vest within 60 days of October 8, 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions Policy

In accordance with the Company's Code of Business Conduct and Ethics and the charter for the Audit Committee, the Audit Committee reviews and approves in advance in writing any proposed related party transactions that are material. The most significant related party transactions, particularly those involving the Company's directors or executive officers, must be reviewed and approved in writing in advance by the Board of Directors. It is the Company's policy to report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.

Transactions with Management and Others

Transactions with Alcatel and Pirelli.

In July 2003, in connection with the Company's acquisition of the optical components business of Alcatel, the Company issued 35,369,834 shares of the Company's Common Stock to Alcatel, and the Company entered into an intellectual property licensing agreement, supply agreement, frame purchase agreement and transition services agreement with Alcatel. The supply agreement and transition services agreements were each amended in October 2005. Products sold to Alcatel accounted for $13.3 million, or 24% of the Company's net revenue during the first quarter of fiscal 2008.

On October 29, 2007, the Pirelli Group acquired all the shares of the Company's Common Stock then held by Alcatel-Lucent. As of October 8, 2008, the Pirelli Group beneficially owned approximately 12.17% of the Company's outstanding Common Stock. Products sold to the Pirelli Group accounted for $0.1 million, or 0% of the Company's net revenue during the last 3 quarters of fiscal 2008. In addition, the Company purchased $1.0 million of raw materials and components from the Pirelli Group during the last 3 quarters of fiscal 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities ("10% Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed during the fiscal year ended June 30, 2008, the Company believes that its executive officers, directors and 10% Stockholders have complied with all Section 16(a) filing requirements applicable to them, except that Vinton Cerf, Greg Dougherty, Joel A. Smith III and Susan Wang each filed one (1) late Form 4 and Marla Sanchez filed four (4) late Form 4s.

OTHER MATTERS

The Board of Directors does not know of any other matter to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named on the enclosed proxy card will have discretion to vote the shares of Common Stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. We urge you to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been enclosed.

THE BOARD OF DIRECTORS

Vinton Cerf
Greg Dougherty
Joel A. Smith III
Paul Smith
Susan Wang
Dennis Wolf

Fremont, California
October 13, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2008

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-29175

AVANEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-3285348**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
40919 Encyclopedia Circle Fremont, California	**94538**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (510) 897-4188

SEC Mail Processing Section

OCT 14 2008

Washington, DC 105

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value

(Title of Class)

The NASDAQ Stock Market LLC

(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:

Preferred Share Rights (currently attached to and trading only with Common Stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of December 31, 2007, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $228.9 million based upon the closing price on the Nasdaq Global Market reported for such date. As of August 26, 2008, the Registrant had 15,341,458 outstanding shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement that will be filed with the Commission pursuant to Section 14(a) in connection with the 2008 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of Registrant's fiscal year ended June 30, 2008.

AVANEX CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2008

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K that are not purely historical are "forward-looking statements" within the meaning of the federal securities laws, including, without limitation, statements regarding our expectations, beliefs, anticipations, commitments, intentions and strategies regarding the future. In some cases you can identify forward-looking statements by terms such as "may," "could," "would," "might," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed in "Risk Factors" in Item 1A. The forward-looking statements are made as of the date of this Form 10-K and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

We are a global provider of high-performance, intelligent, photonic products including optical components, modules and subsystems. Our products enable optical communication networks to regenerate, transmit and manage voice, video and data optical signals efficiently. Telecommunication system integrators and their network carrier customers use our products to enhance system performance and increase network speed and capacity. We believe we are one of the largest broad-based suppliers of telecom optical equipment.

In 2003, we acquired all of the outstanding equity of Alcatel Optronics France, a subsidiary of Alcatel, certain assets of the optical components business of Corning Incorporated, and substantially all of the assets of Vitesse's Optical Components Systems Division. As part of these acquisitions, Alcatel and Corning Incorporated licensed certain intellectual property rights to us. Over the past five years, we have integrated and restructured these assets and have shifted most of our manufacturing operations and portions of our development resources to lower-cost geographic regions. For instance, in March 2005, we announced that we had opened an operations center in Bangkok, Thailand to centralize global manufacturing and operational overhead functions in a lower-cost region. In July 2005, we announced the opening of a development and marketing office in Shanghai, China. In April 2007, we sold ninety percent (90%) of our share capital and voting rights of our wholly-owned subsidiary in France, including our Indium Phosphide (InP) and Gallium Arsenide (GaAs) semiconductor fabs, and our laser, terrestrial pump, submarine pump and Fiber Bragg Grating (FBG) product lines, to 3S Photonics.

In order to expand our transmission product portfolio, in July 2007, we acquired the assets relating to the MSA 300-pin transponder and XFP transceiver businesses of the Commercial Communication Products Division of Essex Corporation, a subsidiary of Northrop Grumman Space and Mission Systems Corporation.

We have one of the broadest optical product portfolio platforms available, with a scalable and efficient global operating model.

We were incorporated in October 1997 as a California corporation, and in January 2000, we were reincorporated as a Delaware corporation. Our principal executive office is located at 40919 Encyclopedia Circle, Fremont, California, 94538. We also maintain facilities in Horseheads, New York; Melbourne, Florida; Shanghai, China; Villebon Sur Yvette, France; San Donato, Italy; and Bangkok, Thailand. Our main telephone number is (510) 897-4188, and our web site address is www.avanex.com. We are not including the information contained in our web site or any other information that may be accessed through our web site as part of, or incorporating it by reference into, this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through our internet web site, as soon as reasonably practicable, after we electronically file such material with, or furnish it to the Securities and Exchange Commission (SEC).

Avanex and the Avanex logo are registered trademarks of Avanex Corporation. This Annual Report on Form 10-K also includes other trade names, trademarks and service marks of ours and other companies.

Recent Events

Following the close of market on August 12, 2008, we effected a fifteen-for-one reverse stock split of our common stock. Accordingly, each fifteen shares of issued and outstanding Avanex common stock and equivalents as of the close of market on August 12, 2008 was converted into one share of common stock, and the reverse stock split was reflected in the trading price of Avanex's common stock at the opening of market on August 13, 2008. Unless indicated otherwise, all share amounts and per share prices appearing in this Annual Report on Form 10-K reflect the reverse stock split for all periods presented.

On July 7, 2008, Dr. Jo Major, Jr. was terminated from his position as President and Chief Executive Officer of the Company. On July 6, 2008, Dr. Major resigned from the Company's Board of Directors. Also on July 7, 2008, Marla Sanchez resigned from her position as Senior Vice President and Chief Financial Officer of the Company. On August 25, 2008, Patrick Edsell resigned from his position as Senior Vice President and General Manager.

Industry

Optical technology transfers information in the form of light signals along optical fibers. The light signals are transmitted through fiber optic cable. Beyond lasers, many other optical components and subsystems are utilized within optical networks to generate, clean, amplify, isolate, route, or otherwise enhance light signals.

Over the last several years, the optical components, modules and subsystems industry has experienced a modest increase in business levels, as compared to previous years, because network carriers and cable companies have been deploying new communication networks or have been upgrading the backbone of existing communication networks. The increasing demand for optical solutions is in response to growing bandwidth demand driven by increased transmission of video, voice and data over optical communication networks, and by a need among network carriers to decrease the total cost of ownership of their networks. Certain large telecommunications network carriers have also disclosed that they plan to deploy, and have begun to deploy, new broadband access networks based on fiber optic technologies. These fiber-to-the-premise networks significantly increase the capacity and expand the type of services that can be utilized by residential users.

Products


Transmission
Wavelength Management
Amplification
Dispersion Compensation Management

Our product portfolio is comprised of the following product families (depicted visually above):

Amplification—Our Amplification product family includes products that optically amplify transmission signals, including Erbium doped fiber amplifiers.

Wavelength Management—Our Wavelength Management platform includes Switching and Routing solutions, Multiplexing and Signal Processing solutions and Micro-Optics and Integrated Modules, including products that optically add and drop transmission signals in both fixed and reconfigurable versions, products that optically multiplex or demultiplex signals based on thin film filters, planar and interleaver technologies, and products that optically attenuate signal power across a single or multiple wavelength bands.

Dispersion Compensation Management—Our Dispersion Compensation product family consists of products that optically compensate for chromatic dispersion and dispersion degradation of transmission signals, including fixed and tunable products based on dispersion compensating fiber and cascaded etalons.

Transmission—Our Transmission product family includes transceivers and transponders. These products transmit and receive optical signals on optical fibers. Our Transmission product family also includes Lithium Niobate Modulators, which are optical devices fabricated from Lithium Niobate and other optical devices that manipulate the phase of magnitude of an optical signal. Their primary function is to transfer information on an optical carrier by modulating the light.

Competition

The optical communications markets are rapidly evolving. We expect these markets to continue to be highly competitive because of the available capacity and easily obtained funding. We believe that our principal competitors in the optical subsystems, modules and components industry include Bookham, Inc., EMCORE Corporation, JDS Uniphase Corporation, Oplink Communications, Inc., Opnext, Inc. and Optium Corporation. We believe we differentiate ourselves from our competitors by offering high levels of customer value through collaborative product design, technology innovation, optical/ mechanical performance, intelligent features for configuration, control and monitoring, multi-function integration and overall customization. The principal competitive factors upon which we compete include breadth of product line, availability, performance, product reliability, innovation and selling price. We believe that we compete favorably with our competitors with respect to the foregoing factors.

Consolidation in the optical systems and components industry in the past has intensified, and future consolidation could further intensify, the competitive pressures that we face. For example, Finisar Corporation and Optium Corporation, and Opnext Inc. and StrataLight Communications, Inc. have recently announced proposed combinations. In addition, Oplink Communications and EMCORE Corporation have expanded their businesses through acquisitions. Significant consolidation has also taken place recently at the carrier level and at our customer level. Recent mergers among our customers include that of ADVA Optical Networking with Movaz Networks Inc., Alcatel with Lucent Technologies Inc., Ericsson AB with Marconi, and the merger of the optical businesses of Marconi Communications and Nokia.

We also face competition from companies that may expand into our industry and introduce additional competitive products. Existing and potential customers are also our potential competitors. These customers may develop or acquire additional competitive products or technologies, which may cause them to reduce or cease their purchases from us. Please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including in Section II: "Market and Competitive Risks."

Research and Development

We believe that research and development is critical to our strategic growth objectives. Our research and development activities are focused on new products that integrate multiple optical functions and that offer intelligent features for configuration, control and monitoring. To accomplish this, our research and development team possesses expertise in the areas of optical components, micro-optic and integrated-optic design, as well as in electronics, firmware, and software. Most of our efforts are directed toward the development of platforms with new revenue potential, but we do continue to invest in current technological platforms to ensure our continued competitiveness in the future.

Our research and development expenses totaled $28.3 million for the fiscal year ended June 30, 2008, $25.2 million for the fiscal year ended June 30, 2007, and $23.5 million for the fiscal year ended June 30, 2006. During fiscal 2008, research and development expenditures increased due to higher prototype parts spending and additional staff in the U.S. and China. During fiscal 2007, research and development expenditures increased as we added staff in China and increased patent-related expenses; however, by the end of fiscal 2007, expenses had decreased to comparable levels with the prior year with the sale of our subsidiary in France. In addition, we have moved significant engineering resources to our Shanghai location to increase the cost effectiveness of our overall research and development activities and to provide support to our third-party contract manufacturers. As of June 30, 2008, we employed 182 people in our research and development groups in Fremont, California; Melbourne, Florida; Horseheads, New York; Villebon Sur Yvette, France; San Donato, Italy; and Shanghai, China.

During fiscal 2006, 2007 and 2008, we saw an increase in the number of customers purchasing integrated subsystem products, as well as an increase in the complexity of such products with existing customers as the demand for more intelligent, efficient and flexible optical fiber networks increases. We continue to invest in such products, as we believe applications for these types of products will become increasingly important in the future. For risks associated with our research and development efforts, please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including in Section IV: "Operations and Research and Development Risks."

Sales and Marketing

We primarily market our products to telecommunications system integrators. Our marketing efforts are centered on the demonstration of, and education about, our products' performance at trade shows and customer visits. We sell and market our products through a combination of direct sales, distributors and representatives.

As of June 30, 2008, our direct sales organization consisted of directly employed account managers in the United States, Europe and Asia, supported by application engineers and product line managers. We focus our direct sales efforts on service providers and telecommunications systems and optical module manufacturers. The direct sales account managers cover the market on an assigned-account, regional basis and work as a team with systems engineers and product line managers. As of June 30, 2008, our sales and marketing organization consisted of 68 people. We provide customer service directly to our customers.

In order to further our international sales objectives, we have established relationships with distributors and manufacturer's representatives geographically as needed to support our customers. These distributors and representatives have expertise in distributing complex telecommunications equipment in their markets and provide basic customer service to the end customers they serve.

While we have diversified our customer base, we expect that a substantial proportion of our sales will continue to be concentrated with a limited number of customers. During fiscal 2008, Alcatel-Lucent accounted for 25% of our net revenue and Tellabs accounted for 21% of our net revenue. During fiscal 2007, Alcatel-Lucent accounted for 29% of our net revenue and Tellabs accounted for 17% of our net revenue. During fiscal 2006, Alcatel accounted for 27% of our net revenue and Nortel accounted for 11% of our net revenue.

A summary of certain financial information by geographic location is found in Note 15 in the Notes to Consolidated Financial Statements.

Backlog

We do not believe that backlog as of any particular date is meaningful, as our sales are made primarily pursuant to standard purchase orders for delivery of products. Only a small portion of our orders are non-cancelable, and the dollar amount associated with the non-cancelable portion is not significant.

Manufacturing

During fiscal 2007, we completed the transition of most of our manufacturing operations to third party contract manufacturers located in Thailand and China, whose operations are coordinated through our Asian Operations Center in Bangkok, Thailand; however, we continue to manufacture Lithium Niobate chips that are used in our products in San Donato, Italy. As of June 30, 2008, our manufacturing support organization consisted of 241 people.

We currently purchase several key components used in our products and equipment from single or limited sources of supply, including Bookham Inc., Corning, Eudyna Devices Inc., JDS Uniphase Corporation and Photop, Inc. These key components include lasers, variable optical attenuators, thin film filters, gain flattening filters, and optical fiber. We also purchase turnkey solutions from OEM manufacturers, such as Browave Corporation, Fabrinet, Optiworks, and Photop Inc. For risks associated with our manufacturing strategy, please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including Section IV: "Operations and Research and Development Risks."

Our United States, Europe and Asia sites are currently TL-9000 certified. We will continue to refine our quality processes to ensure that we maintain our high standards of product quality and customer satisfaction.

Patents and Intellectual Property

As of June 30, 2008, we held approximately 535 U.S. patents and approximately 269 foreign patents (issued and pending), covering a broad range of photonics and optical communications products and technologies. These technologies are incorporated into our products and are covered by patents that expire through April 2026; however, we also have patents that have not been incorporated into our products. In addition, our intellectual property includes trade secrets, trademarks, and copyrights. We do not expect to maintain or enhance our market position primarily through the exercise of our intellectual property rights because the rapid evolution of technology and the wide distribution of patents in our industry preclude such market positioning through intellectual property. We will pursue opportunities to license our intellectual property if we believe that we can be adequately compensated or if there is the potential for a beneficial cross-license agreement.

Our engineering teams have significant expertise in photonic, micro-optic and systems-level design and manufacturing. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that other factors, such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information.

In addition, we have been granted licenses to use other intellectual property, including patents of Alcatel, Corning and various other third parties. For risks associated with our patents and intellectual property, please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including Section V: "Intellectual Property and Litigation Risks."

Employees

As of June 30, 2008, we had 576 employees and consultants comprised of 241 employees in manufacturing support, 182 employees in research and development, 68 employees in sales and marketing, and 85 employees in general and administrative capacities. The work force is located in Canada, China, France, Germany, Italy, Japan, Thailand, the United Kingdom, and the United States.

As of June 30, 2008, some of our employees located in Europe were represented by labor organizations.

We consider our relations with our employees to be good. Our future success depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including Section IV: "Operations and Research and Development Risks," specifically the risk factor entitled "We depend on key personnel to manage our business effectively, and if we are unable to hire, retain or motivate qualified personnel, our ability to sell our products could be harmed."

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, we have identified the following risks and uncertainties that may have a material adverse affect on our business, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. This section should be read in conjunction with the Condensed Consolidated Financial Statements and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.

I. Financial and Revenue Risks.

Prior to fiscal 2008, we had a history of negative cash flows and losses, which could return if we do not continue to increase our revenue and/or further reduce our costs.

Prior to fiscal 2008, we experienced operating losses in each quarterly and annual period since our inception in 1997, and we may again incur operating losses for an indeterminate period of time. As of June 30, 2008, we had an accumulated deficit of $700.4 million. For each of our prior fiscal years except for fiscal 2008, we had negative operating cash flow, and we may incur negative operating cash flow in future periods. There can be no assurance that our business will be profitable in the future or that additional losses and negative cash flows from operations will not be incurred, which could have a material adverse affect on our financial condition.

Due to insufficient cash generated from operations in the past, we funded our operations primarily through the sale of equity securities, debt securities, bank borrowings, equipment lease financings, acquisitions and other capital raising transactions. Although we implemented cost reduction programs during the past several years, we continue to have significant fixed expenses, and we expect to continue to incur considerable manufacturing, sales and marketing, product development and administrative expenses.

Our future profitability depends on our ability to maintain or improve gross margin and control operating expenses. If we do not maintain or improve gross margin and control operating expenses, our financial condition and results of operations will be adversely impacted.

During the fiscal years ended June 30, 2008, 2007 and 2006, our gross margin percentage was 31%, 18% and 5%, respectively. Despite our continued efforts to improve our gross margin, there can be no assurance that our gross margin will improve or be maintained in the future.

We have reduced fixed costs through the extensive reliance on third party contract manufacturing and the relocation of most of our manufacturing operations into a central facility in Bangkok, Thailand. We may further reduce fixed costs by relocating certain transactional activities to lower cost regions. We have faced and may face execution issues working with our contract manufacturers, including difficulties managing our supply chain and deliveries to our customers. From a financial viewpoint, should these difficulties occur, we could see negative impacts to revenue, gross margin and inventory levels.

In addition, over our limited operating history, the average selling prices of our existing products have decreased and this trend may continue. However, our overall product mix has shifted toward products with higher levels of integration, typically selling at higher unit prices. Future price decreases may be due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts. Therefore, to maintain or improve our gross margin, we must develop and introduce new products and product enhancements on a timely basis and reduce our costs of production. Moreover, as our average selling prices decline, we must increase our unit sales volume, or introduce new products, to maintain or increase our total revenues. If our average selling prices decline more rapidly than our costs of production, our gross margin will decline. This would adversely impact our business, financial condition and results of operations. If we are unable to continue to generate positive gross margin, our cash flows from operations would be negatively impacted, and we would be unable to maintain profitability.

Our future revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate significantly in the future. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation, the following:

- the current economic environment and other developments in the telecommunications industry, including the severe business setbacks of customers or potential customers;
- the average margin of the mix of products we sell;
- fluctuations in demand for and sales of our products, which will depend upon the speed and magnitude of the transition to an all-optical network, the acceptance of our products in the marketplace, and the general level of spending on infrastructure projects in the telecommunications industry;
- cancellations of orders and shipment rescheduling;
- changes in product specifications required by customers for existing and future products;
- satisfaction of contractual customer acceptance criteria and related revenue recognition issues;
- our ability to maintain appropriate manufacturing capacity through our contract manufacturers and materials suppliers, from whom we have no long-term commitments;
- the ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products in the quantity and of the quality we require;
- the current practice of our customers in the telecommunications industry of sporadically placing large orders with short lead times;
- our ability to comply with new rules and regulations;
- competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which we sell our photonic processing solutions and products, including competitors with substantially greater resources than we have;
- our ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;
- the availability and cost of components for our products;
- new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent quarter;
- the unpredictability of customer demand and difficulties in meeting such demand;
- revisions to our estimated reserves and allowances, as well as other accounting provisions or charges;
- costs associated with, and the outcome of, any litigation to which we are, or may become, a party; and
- customer perception of our financial condition and resulting effects on our orders and revenue.

A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development; and general and administrative functions, are fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be harmed.

Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Our results for one quarter should not be relied upon as any indication of our future performance. It is possible that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

We may not continue to realize the anticipated benefits from our restructuring efforts.

As part of our cost reduction efforts, over the past several years we have implemented various restructuring programs to realign our resources in response to changes in the industry and customer demand. These efforts have included transferring most of our manufacturing operations to lower-cost contract manufacturers and selling our semiconductor fabs and related product lines in France. Our past restructuring programs may have a material effect on our financial position in the future as we pay rent for excess facilities. We may initiate future restructuring actions, which are likely to result in additional expenses that could affect our results of operations or financial position. There can be no assurance that we will realize the benefits we anticipate from our current or future restructuring programs or that such programs will reduce our operating expenses and improve our cost structure.

A lack of effective internal control over financial reporting could result in an inability to report our financial results accurately, which could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies, including those considered to be material weaknesses, in our internal controls. For example, as more fully described in Item 9A of this Annual Report on Form 10-K, our management concluded that as of June 30, 2008 we did not maintain effective internal controls over the following:

Controls over the review of journal entries for inventory and taxes related to certain foreign subsidiaries were inadequately designed to prevent or detect a material misstatement of the consolidated financial statements.

Our management determined that these control deficiencies were considered a material weakness that could result in a material misstatement to annual or interim financial statements that would not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was not effective as of June 30, 2008 using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We expect the remediation of this material weakness to occur during fiscal year 2009.

A failure to implement and maintain effective internal control over financial reporting, including a failure to implement corrective actions to address the control deficiencies identified above, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our business, financial condition, operating results and our stock price, and we could be subject to stockholder litigation.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as future accounting rules and regulations subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. These rules and regulations have increased our legal and financial compliance costs and have made some activities more time consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements.

Our stock price is highly volatile.

The trading price of our common stock has fluctuated significantly since our initial public offering in February 2000, and is likely to remain volatile in the future. For example, since the beginning of fiscal 2007 through to August 26, 2008, our common stock has closed as low as $6.35 and as high as $34.20 per share. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

- quarterly variations in our operating results;
- significant developments in the businesses of telecommunications companies;

- changes in financial estimates by securities analysts;
- changes in market valuations or financial results of telecommunications-related companies;
- announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;
- any deviation from projected growth rates in revenues;
- any loss of a major customer or a major customer order;
- additions or departures of key management or engineering personnel;
- any deviations in our net revenue or in losses from levels expected by securities analysts;
- activities of short sellers and risk arbitrageurs;
- future sales of our common stock or the availability of additional financing;
- volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies; and
- material weaknesses in internal controls.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. There is substantial risk that our quarterly results will fluctuate.

Sales of securities by our stockholders or warrantholders could affect the market price of our common stock or have a dilutive effect upon our stockholders.

On October 29, 2007, the Pirelli Group acquired all the shares of our common stock previously held by Alcatel-Lucent. As of August 26, 2008, the Pirelli Group owned shares of our common stock representing approximately 12% of the outstanding shares of our common stock. If the Pirelli Group or our other large stockholders sell substantial amounts of our common stock in the public market, it could cause the market price of our common stock to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our capital stock.

In addition, we have issued warrants to purchase initially up to an aggregate of 665,417 shares of common stock to certain institutional investors that are exercisable through 2011 at exercise prices ranging from $32.18 to $110.85 per share, subject to broad-based anti-dilution provisions, including weighted-average price-based anti-dilution provisions. If these institutional investors exercise the warrants, we will issue shares of our common stock and such issuances may be dilutive to our stockholders. Because the exercise price of the warrants may be adjusted from time to time in accordance with the provisions of the warrants, the number of shares that could actually be issued may be greater than the amount described above. For example, in connection with our March 1, 2007 financing, the holders of the warrants we issued on March 9, 2006 received an antidilution adjustment pursuant to the terms of such warrants resulting in up to 7,815 additional shares being issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $40.95 per share to $40.30 per share.

We may have difficulty obtaining additional capital.

Our balance of unrestricted cash, cash equivalents, and short-term investments increased from $43.8 million at June 30, 2007 to $55.4 million at June 30, 2008. Except for the past fiscal year, we have not been profitable, and there can be no assurance that our business will remain profitable in the future. A failure to remain profitable would have an adverse affect on our financial condition. It may be difficult for us to raise additional capital. If adequate capital is not available to us as required, or is not available on favorable terms, our business, operating results and financial condition would be adversely affected.

II. Market and Competitive Risks.

Market conditions in the telecommunications industry may significantly harm our financial position.

Worldwide economic conditions generally, and market conditions in the telecommunications industry specifically, may significantly harm our financial position. We sell our products primarily to a few large customers in the telecommunications industry. Two customers accounted for an aggregate of 25% and 21% of our net revenue, respectively, for the fiscal year ended June 30, 2008. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. If current customers do not continue to place significant orders, or if they cancel or delay current orders, we may not be able to replace those orders. In addition, any negative developments in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our business, operating results and financial condition. We have experienced, and in the future we may experience, losses as a result of the inability to collect accounts receivable, as well as the loss of ongoing business from customers experiencing financial difficulties. If our customers fail to meet their payment obligations, we could experience reduced cash flows and losses in excess of amounts reserved. Because of our reliance on a limited number of customers, any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm our business, operating results and financial condition.

Our customers may cancel or delay purchases with little or no advance notice to us.

Our customers typically purchase our products pursuant to individual purchase orders, and only a small portion of our orders is non-cancelable. Accordingly, our customers may cancel, defer or decrease purchases without significant consequence to them and with little or no advance notice. Further, certain of our customers have a tendency to purchase our products near the end of a fiscal quarter. Cancellation or delays of such orders may cause us to fail to achieve that quarter's financial and operating goals. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may significantly harm our business, operating results and financial condition, particularly if we are not able to anticipate these events.

We experience intense competition with respect to our products.

We believe that our principal competitors in the optical systems and components industry include Bookham Inc., EMCORE Corporation, JDS Uniphase Corporation, Oplink Communications, Inc., Opnext Inc., and Optium Corporation. We may also face competition from companies that expand into our industry in the future.

A few of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Consolidation in the optical systems and components industry could intensify the competitive pressures that we face because these consolidated competitors may have longer operating histories and significantly greater financial, technical, marketing and other resources than we have.

Some existing customers and potential customers, as well as, suppliers and potential suppliers, are also our competitors. These customers and suppliers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us or their supply to us, as the case may be. Further, these customers may reduce or discontinue purchasing our products if they perceive us as a serious competitive threat with regard to sales of products to their customers. Additionally, suppliers may reduce or discontinue selling materials to us if they perceive us as a serious competitive threat with regard to sales of products to their customers. As a result of these factors, we expect that competitive pressures will intensify and may result in price reductions, reduced margins, and loss of market share.

Competition in the optical systems and components industry has contributed to substantial price-driven competition. As a result, sales prices for specific products have decreased over time at varying rates, in some instances significantly. Price pressure is exacerbated by the rapid emergence of new technologies and the evolution of technical standards, which can greatly diminish the value of products relying on older technologies and standards. In addition, the current economic and industry environment in the telecommunications sector has resulted in pressure to reduce prices for our products, and we expect pricing pressure to continue for the foreseeable future, which may adversely affect our operating results. Reduced spending by our customers has caused and may continue to cause increased price competition, resulting in a decline in the prices we charge for our products. If our customers and potential customers continue to constrain their spending, or if the prices we charge continue to decline, our revenues and margins may be adversely affected.

We will lose market share and may not be successful if our customers do not qualify our products to be designed into their products and systems or if our customers significantly delay purchasing our products.

In the telecommunications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. Once they decide to use a particular supplier's product or component, these potential customers design the product into their system, which is known as a "design-in" win. Suppliers whose products or components are not designed in are unlikely to make sales to that company until the adoption of a future redesigned system at the earliest, which could occur several years after the last design-in win. If we fail to achieve design-in wins in potential customers' qualification processes, we may lose the opportunity for significant sales to such customers for a significant period of time.

The long sales cycles for sales of our products to customers may cause operating results to vary from quarter to quarter, which could continue to cause volatility in our stock price, and may prevent us from being profitable.

The period of time between our initial contact with certain of our customers and the receipt of an actual purchase order from such customers often spans a time period of six to nine months, or longer. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products and our manufacturing processes before purchasing our products. While our customers are evaluating our products before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies. If we increase capacity and order supplies in anticipation of an order that does not materialize, our gross margin will decline, and we will have to carry and write off excess inventory. Even if we receive an order, if we are required to add additional internal manufacturing capacity in order to service the customer's requirements, such manufacturing capacity may be underutilized in subsequent periods, especially if orders are delayed or cancelled. Either situation could cause our business, results of operations, and financial condition to be below the expectations of public market analysts or investors, which could, in turn, cause the price of our common stock to decline.

If the communications industry does not continue to evolve and grow steadily, our business may not succeed.

Future demand for our products is uncertain and unpredictable, and will depend to a great degree on the speed of the widespread adoption of optical networks. If the transition occurs too slowly or ceases altogether, the market for our products and the growth of our business will be significantly limited.

Our future success depends on the continued growth and success of the telecommunications industry, including the continued growth of the Internet as a widely used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. If the Internet does not continue to expand as a widespread communication medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical transmission products may not develop. As a result, it would be unlikely that our products would achieve commercial success.

The rate at which telecommunications service providers and other optical network users have built new optical networks or installed new systems in their existing optical networks has fluctuated in the past, and these fluctuations may continue in the future. Sales of our components depend on sales of fiber optic telecommunications systems by our systems-level customers, which are shipped in quantity when telecommunications service providers add capacity. Systems manufacturers compete for sales in each capacity deployment. If systems manufacturers that use our products in their systems do not win a contract, their demand for our products will decline, reducing our future revenues. Similarly, a telecommunications service provider's delay in selecting systems manufacturers for a deployment could delay our shipments and revenues.

III. Acquisition and Divestiture Risks.

Acquisitions, divestitures and other significant transactions may adversely affect our business.

We regularly review acquisition, divestiture and other strategic opportunities that would further our business objectives, complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. The anticipated benefits of our acquisitions, divestitures and other strategic transactions may not be realized or may be realized more slowly than we expected. Acquisitions, divestitures and other strategic opportunities have resulted in, and in the future could result in, a number of financial consequences, including without limitation:

- potentially dilutive issuances of equity securities;
- reduced cash balances and related interest income;
- higher fixed expenses, which require a higher level of revenues to maintain gross margin;
- the incurrence of debt and contingent liabilities, including indemnification obligations;
- restructuring actions, which could result in charges that have a material effect on our results of operations and our financial position;
- loss of customers, suppliers, distributors, licensors or employees of the acquired company;
- legal, accounting and advisory fees;
- amortization expenses related to intangible assets; and
- one-time write-offs of large amounts.

For example, in connection with our acquisition of the optical components businesses of Alcatel and Corning, we issued shares of our common stock to Alcatel and to Corning representing 28% and 17%, respectively, of the outstanding shares of our common stock on a post-transaction basis. In connection with such acquisitions, we recorded restructuring liabilities at July 31, 2003 with a fair value of $64.1 million relating to workforce reductions, which were included in the purchase price of such acquisitions. Following these acquisitions, we recorded additional significant restructuring liabilities that involved the acquired businesses and resulted in, among other things, a significant reduction in the size of our workforce, consolidation of our facilities and increased reliance on outsourced, third-party manufacturing.

In fiscal 2007, we sold ninety percent (90%) of the shares of Avanex France, the operator of our semiconductor fabs and associated product lines located in Nozay, France. We agreed to indemnify the buyers of Avanex France generally for a period of up to two years in an amount generally not exceeding €5 million for breaches of certain representations, warranties and covenants relating to the condition of the business prior to and at the time of sale. Should any such liabilities or expenses be of a material amount, our finances could be materially and adversely affected. We may experience a shortfall in revenue, lose existing or potential customers or otherwise experience material adverse effects upon our business, results of operation and financial condition.

Additionally, if any potential acquisitions are not completed, we are required to expense the frequently significant legal, accounting, consulting and other costs of pursuing these transactions in the period in which the activity ceases, which could adversely affect our operating results and may not be anticipated. For example, in fiscal 2007, we expensed approximately $2.1 million in diligence and professional fees related to a potential acquisition with which we decided not to proceed further.

Furthermore, our past acquisition and disposition activity has involved, and our future acquisition, disposition and other significant transactions may involve, numerous operational risks, including:

- difficulties integrating or divesting operations, personnel, technologies, products and the information systems of the acquired or divested companies;

- diversion of management's attention from other business concerns;
- diversion of resources from our existing businesses, products or technologies;
- risks of entering geographic and business markets in which we have no or limited prior experience; and
- potential loss of key employees of acquired organizations.

IV. Operations and Research and Development Risks.

We face various risks related to our manufacturing operations that may adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our third party manufacturers, and, as a result, product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our business, results of operations, and financial condition. In the past, we have experienced disruptions in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields, delays in the shipment of our products and deferral of revenue recognition. Any disruptions in the future could adversely affect our revenues, gross margin, and results of operations. Changes in our manufacturing processes or those of our third party manufacturers, or the inadvertent use of defective materials by our third party manufacturers or us, could significantly reduce our manufacturing yields and product reliability. Lower than expected manufacturing yields could delay product shipments and further impair our gross margin. These operational issues have included capacity constraints at our contract manufacturers, raw materials shortages, logistics issues, and manufacturing yield issues for some of our new products.

We may need to develop new manufacturing processes and techniques that will involve higher levels of automation, or may need to further relocate certain manufacturing operations to lower cost regions to improve our gross margin and achieve the targeted cost levels of our customers. If we fail to manage this process effectively, or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

We face risks related to our concentration of research and development efforts on a limited number of key industry standards and technologies, and our future success depends on our ability to develop and introduce new and enhanced products successfully that meet the needs of our customers in a timely manner.

In the past, we have concentrated our research and development efforts on a limited number of technologies that we believed had the best growth prospects. If we are unable to develop commercially viable products using these technologies, or these technologies do not become generally accepted, our business will likely suffer.

The markets for our products are characterized by rapid technological change, frequent new product introduction, changes in customer requirements, and evolving industry standards. Our future performance will depend upon the successful development, introduction and market acceptance of new and enhanced products that address these changes. We may not be able to develop the underlying core technologies necessary to create new or enhanced products, or to license or otherwise acquire these technologies from third parties. Product development delays may result from numerous factors, including:

- changing product specifications and customer requirements;
- difficulties in hiring and retaining necessary technical personnel;
- difficulties in reallocating engineering resources and overcoming resource limitations;
- changing market or competitive product requirements;
- unanticipated engineering complexities; and
- failure to compete with new product releases by our competitors.

Our industry has increased its focus on products that transmit voice, video and data traffic over shorter distances and that are offered at lower cost than the products that we offer to our telecommunications customers for transmission of information over longer distances. If we are unable to develop products that meet the requirements of potential customers of these products, our business, results of operations, and financial condition could suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, or on a timely basis. In addition, the introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. To the extent customers defer or cancel orders for existing products due to the expectation of a new product release, or if there is any delay in the development or introduction of our new products or the enhancements of our products, our business, results of operations, and financial condition would suffer. Further, we cannot assure that our new products will gain market acceptance or that we will be able to respond effectively to competitive products, technological changes or emerging industry standards. Any failure to respond effectively to competitive products, technological change or emerging industry standards would significantly harm our business, results of operations and financial condition.

If we are unable to forecast component and material requirements accurately or if we are unable to commit to deliver sufficient quantities of our products to satisfy customers' needs, our results of operations will be adversely affected.

Our customers typically require us to commit to delivering certain quantities of our products to them (in guaranteed safety stock, guaranteed capacity or otherwise) without committing themselves to purchase such products, or any quantity of such products. Therefore, wide variations between estimates of our customers' needs and their actual purchases may result in:

- a surplus and potential obsolescence of inventory, materials and capacity, if estimates of our customers' requirements are greater than our customers' actual need; or
- a lack of sufficient products to satisfy our customers' needs, if estimates of our customers' requirements are less than our customers' actual needs.

We use a rolling six-month to twelve-month demand forecast based on anticipated and historical product orders to determine our component and material requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. It is very difficult to develop accurate forecasts of product demand, especially given the current uncertain conditions in the telecommunications industry. Order cancellations and lower order volumes by our customers have in the past created excess inventories. For example, inventory write-offs are primarily the result of our inability to anticipate decreases in demand for certain of our products and variations in product mix ordered by our customers. For the fiscal years ended June 30, 2008 and June 30, 2007, we recorded write-offs of $4.7 million and $12.9 million, respectively, for excess and obsolete inventory. If we fail to accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials in the future, we could incur additional excess and obsolete inventory write-downs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively affect our business, results of operations, and financial condition.

Network carriers and telecommunication system integrators historically have required that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we may lose the opportunity to make significant sales to that customer over a lengthy period of time. In addition, we may be unable to pursue large orders if we do not have sufficient manufacturing capacity to enable us to provide customers with specified quantities of products. We rely heavily upon the capacity and willingness of third party contract manufacturers and materials suppliers to enable us to fulfill our commitments to our customers, but we generally do not have the benefit of long term or other supply or services contracts with our third party contract manufacturers and materials suppliers, who are generally not obligated to adhere to our production schedule. If we cannot deliver sufficient quantities of our products, we may lose business, which could adversely impact our business, results of operations and financial condition.

If our customers do not qualify our manufacturing processes, they may not purchase our products and our operating results could suffer.

Certain of our customers will not purchase our products prior to qualification of our manufacturing processes and approval of our quality assurance system. The qualification process determines whether the manufacturing line meets the quality, performance, and reliability standards of our customers. These customers may also require that we, and any manufacturer that we may use, be registered under international quality standards, such as ISO 9001. Our United States, Europe and Asia sites are currently TL-9000 certified. Delays in obtaining customer qualification of our manufacturing processes or approval of our quality assurance system may cause a product to be removed from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

We depend upon a limited number of contract manufacturers and materials suppliers to manufacture and provide a majority of our products, and our dependence on these manufacturers and suppliers may result in product delivery delays, may harm our operations or have an adverse effect upon our business.

We rely on a limited number of outsourced manufacturers and suppliers to manufacture and provide a substantial majority of our components, subassemblies, and finished products. In particular, one contract manufacturer, Fabrinet, currently manufactures products for sale, which constitutes a significant majority of our net revenue. We intend to develop further our relationships with this and with other manufacturers so that they will eventually manufacture many of our high volume key components and subassemblies in the future. The qualification of these independent manufacturers and materials suppliers under quality assurance standards is an expensive and time-consuming process. Our independent manufacturers have a limited history of manufacturing optical subcomponents. Any interruption in the operations of these manufacturers, or any deficiency in the quality or quantity of the subcomponents or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers. Operational issues could result, such as capacity constraints at our contract manufacturers, raw materials shortages, logistics issues, and manufacturing yield issues for some of our new products. As a result, we may lose existing or potential customers.

We have limited experience in working with outsourced manufacturers and suppliers. As a result, we may not be able to manage our relationships with them effectively. If we cannot manage our manufacturing and supplier relationships effectively, or if these manufacturers and suppliers fail to deliver components in a timely manner, we could experience significant delays in product deliveries, which may have an adverse effect on our business and results of operations. Increased reliance on outsourced manufacturing and suppliers, and the ultimate disposition of our manufacturing capacity in the future, may result in impairment expense relating to our long-lived assets in future periods, which would have an adverse impact on our business, financial condition, and results of operations.

Our products may have defects that might not be detected until full deployment of a customer's network, which could result in a loss of customers and revenue and in damage to our reputation.

Our products are designed to be deployed in large and complex optical networks and must be compatible with existing and future components of such networks. Our products can only be fully tested for reliability when deployed in networks for long periods of time. Our products may not operate as expected, and our customers may discover errors, defects, or incompatibilities in our products only after they have been fully deployed and are operating under peak stress conditions. If we are unable to fix errors or other problems, we could experience:

- loss of customers or customer orders;
- loss of or delay in revenues;
- loss of market share;
- loss or damage to our brand and reputation;
- inability to attract new customers or achieve market acceptance;
- diversion of development resources;
- increased service and warranty costs;

- legal actions by our customers; and
- increased insurance costs.

We may be required to indemnify our customers against certain liabilities arising from defects in our products, which liabilities may also include the following costs and expenses:

- costs and expenses incurred by our customers or their customers to fix the problems; and
- costs and expenses incurred by our customers or their customers to replace our products, or their products which incorporate our products, with other product solutions.

While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. To date, product defects have not had a material negative effect on our business, results of operations, or financial condition; however, we cannot assure that they will not have a material negative effect on us in the future.

We depend on key personnel to manage our business effectively, and if we are unable to hire, retain, or motivate qualified personnel, our ability to sell our products could be harmed.

Our future success depends, in part, on certain key employees and on our ability to attract and retain highly skilled personnel. In addition, there have been changes in our executive management team, and there can be no assurance that these changes will be successful. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly engineering, sales or marketing personnel, may seriously harm our business, results of operations, and financial condition. For example, Dr. Jo Major, our former President and Chief Executive Officer, Marla Sanchez, our former Chief Financial Officer, and Pat Edsell, our former General Manager, recently left the Company. None of our officers or key employees has an employment agreement for a specific term, and these employees may terminate their employment at any time. We do not have key person life insurance policies covering any of our employees. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

In addition, we have implemented restructuring programs designed to attempt to improve our financial performance. Among other things, we have moved substantially all of our manufacturing operations to lower cost locations. As a result, our headcount in North America and Europe has been substantially reduced and may be reduced further in the future. To date, such actions have not resulted in substantial work stoppages. Decreases in labor productivity, however, whether formalized by a work stoppage or a strike, or by decreased productivity due to morale issues could have an adverse effect on our business and operating results.

We face various risks that could prevent us from successfully manufacturing, marketing and distributing our products internationally.

We have expanded our international operations in Thailand and China, including the expansion of overseas product manufacturing, and we may continue to expand internationally in the future. Further, we have increased international sales and intend to further increase our international sales and the number of our international customers. We have also initiated significant restructuring programs overseas, and may initiate additional restructuring programs overseas in the future. Our international operations have required and will continue to require significant management attention and financial resources. For instance, we have incurred, and may continue to incur, startup costs to open our operations center in Thailand and our research and development office in Shanghai, and may incur costs in transferring operations to Thailand. We currently have limited experience in manufacturing, marketing and distributing our products internationally, particularly from our new operations center in Thailand. In addition, international operations are subject to inherent risks, including, without limitation, the following:

- greater difficulty in accounts receivable collection and longer collection periods;
- difficulties inherent in managing operations and employees in remote foreign operations;

- import or export licensing and product certification requirements;
- tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
- potential adverse tax consequences;
- seasonal reductions in business activity in some parts of the world;
- burdens of complying with a wide variety of foreign laws and regulations, particularly with respect to taxes, intellectual property, license requirements, employment matters and environmental requirements;
- the impact of recessions in economies outside of the United States;
- unexpected changes in regulatory or certification requirements for optical systems or networks; and
- political and economic instability, terrorism and war.

Some of our suppliers and contract manufacturers, including Fabrinet, also have international operations and are subject to the risks described above. Even if we are able to manage the risks of international operations successfully, our business may be materially adversely affected if our suppliers or contract manufacturers are not able to manage these risks successfully.

A portion of our international revenues and expenses are now denominated in foreign currencies. It has not been our recent practice to engage in the hedging of foreign currency transactions to mitigate foreign currency risk. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, which would seriously harm our business, results of operations, and financial condition.

V. Intellectual Property and Litigation Risks.

Current and future litigation against us could be costly and time consuming to defend.

We are subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

We may be unable to protect our proprietary technology, which could significantly impair our ability to compete.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also rely on confidentiality agreements with our employees, consultants and corporate partners, and controlled access to and distribution of our technology, documentation and other confidential information. We have numerous patents issued or applied for in the United States and abroad, of which some may be jointly filed or owned with other parties. Further, we license certain intellectual property from third parties, including Alcatel-Lucent and Corning, that is critical to our business, and we also license intellectual property to other parties. We cannot assure that any patent applications or issued patents will protect our proprietary technology effectively, or that any patent applications or patents issued will not be challenged by third parties. Further, we cannot assure that parties from whom we license intellectual property will not violate their agreements with us; that they will not license their intellectual property to third parties; that their patent applications, patents and other intellectual property will protect our technology, products and business; or that their patent applications, patents, and other intellectual property will not be challenged by third parties. For example, Alcatel-Lucent has cross licenses with various third parties, which, when combined with their own intellectual property, may permit these third parties to compete with us. Our intellectual property also consists of trade secrets, requiring more monitoring and control mechanisms to protect. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we take will prevent misappropriation or unauthorized use of our technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued or licensed to us.

We use various methods to attempt to protect our intellectual property rights. However, we cannot be certain that these methods will prevent the misappropriation of our intellectual property. In particular, the laws in foreign countries may not protect our proprietary rights as fully as the laws in the United States.

We face risks with regard to third-party intellectual property licenses.

From time to time we may be required to license technology or intellectual property from third parties for our product offerings or to develop new products or product enhancements. We cannot assure that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards or of greater cost, either of which could prevent us from operating our business. If we are unable to obtain licenses from third parties if and as necessary, then we may also be subject to litigation to defend against infringement claims from these third parties.

We may become subject to litigation or claims from or against third parties regarding intellectual property rights, which could divert resources, cause us to incur significant costs, and restrict our ability to utilize certain technology.

We may become a party to litigation in the future to protect our intellectual property or we may be subject to litigation to defend against infringement claims of others. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating, or using our products that use the challenged intellectual property;
- obtain a license to sell or use the relevant technology from the owner of the infringed intellectual property right, which license may not be available on reasonable terms, or at all;
- redesign the products that use the technology; or
- indemnify certain customers and others against intellectual property claims asserted against them.

If we are forced to take any of these actions, our business may be seriously harmed.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors, or we may be required to grant certain third parties permission to enforce our intellectual property on our behalf. These claims could result in us being joined as a party to a lawsuit, counterclaims against us or our customers, invalidation or narrow interpretations of our proprietary rights, costly litigation, and the diversion of our technical and management personnel's time and attention. Although we carry general liability insurance, our insurance may not cover potential claims of the above types or may not be adequate to indemnify us for all liability that may be imposed.

VI. Other Risks.

Our business and future operating results may be adversely affected by events that are outside of our control.

Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks throughout the world, including the continuation or potential worsening of the current global economic environment, the economic consequences of military action and the associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce. We cannot assure that the insurance we maintain against fires, floods and general business interruptions will be adequate to cover our losses for such events in any particular case.

In addition, we handle hazardous materials as part of our manufacturing activities and are subject to a variety of governmental laws and regulations related to the use, storage, recycling, labeling, reporting, treatment, transportation, handling, discharge and disposal of such hazardous materials. Although we believe that our operations conform to presently applicable environmental laws and regulations, we may incur costs in order to comply with current or future environmental laws and regulations, including costs associated with permitting, investigation and remediation of hazardous materials, and installation of capital equipment relating to pollution abatement, production modification and/or hazardous materials management. In addition, we currently sell products that incorporate firmware and electronic components. The additional level of complexity created by combining firmware and electronic components with our optical components requires that we comply with additional regulations, both domestically and abroad, related to power consumption, electrical emissions and homologation. Any failure to obtain the necessary permits or comply with the necessary laws and regulations successfully could have a material adverse effect on our operations.

Certain provisions of our certificate of incorporation and bylaws and Delaware law could delay or prevent a change of control of us.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease the following properties:

Location	Square Feet	Principal Operations	Date Lease Expires
Bangkok, Thailand	15,610	Administrative office	February 28, 2009
Bangkok, Thailand	3,300	Warehouse	May 31, 2009
Horseheads, New York	15,000	Administrative office and Research & Development	January 31, 2009
Fremont, California #1	54,000	Corporate headquarters	October 17, 2009
Fremont, California #2	91,000	Administrative office	April 15, 2010
Newark, California #1	48,000	Administrative office (Vacant)	November 30, 2010
Newark, California #2	62,000	Administrative office	November 30, 2010
Melbourne, Florida	7,000	Administrative office and Research & Development	May 15, 2009
Villebon, France	8,830	Administrative office and Research & Development	April 25, 2010
San Donato, Italy	65,700	Manufacturing and Administrative	June 30, 2011
Shanghai, China	24,400	Administrative office and Reasearch & Development	December 31, 2009

We believe that existing facilities are in excess of our needs. We are currently evaluating the most appropriate use of our existing facilities and the possibility of subleasing more of our space to third parties. We currently sublease some of the space at our facilities in Fremont and Newark, California to other companies.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties assert patent or trademark infringement claims against us in the form of letters and other forms of communication. We do not believe that any of these legal proceedings or claims is likely to have a material adverse effect on our consolidated results of operations, financial condition, or cash flows. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect our future results of operations, cash flows, or financial position in a particular period.

IPO Class Action Lawsuit

On August 6, 2001, Avanex, certain of its officers and directors, and various underwriters in its initial public offering ("IPO") were named as defendants in a class action filed in the United States District Court for the Southern District of New York, captioned Beveridge v. Avanex Corporation et al., Civil Action No. 01-CV-7256.

This action and other subsequently filed substantially similar class actions have been consolidated into In re Avanex Corp. Initial Public Offering Securities Litigation, Civil Action No. 01 Civ. 6890. The consolidated amended complaint in the action generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Avanex's IPO. Plaintiffs have brought claims for violation of several provisions of the federal securities laws against those underwriters, and also against Avanex and certain of its directors and officers, seeking unspecified damages on behalf of a purported class of purchasers of Avanex's common stock between February 3, 2000 and December 6, 2000. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 40 investment banks and 250 other companies. All of these "IPO allocation" securities class actions currently pending in the Southern District of New York have been assigned to Judge Shira A. Scheindlin for coordinated pretrial proceedings as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 9, 2002, the claims against Avanex's directors and officers were dismissed without prejudice pursuant to a tolling agreement. The issuer defendants filed a coordinated motion to dismiss all common pleading issues, which the Court granted in part and denied in part in an order dated February 19, 2003. The Court's order did not dismiss the Section 10(b) or Section 11 claims against Avanex.

In June 2004, a stipulation of settlement and release of claims against the issuer defendants, including Avanex, was submitted to the Court for approval. In August 2005, the Court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. The case involving Avanex is not one of the six test cases. Because class certification was a condition of the settlement, it was unlikely that the settlement would receive final Court approval. On June 25, 2007, the Court entered an order terminating the proposed settlement based upon a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints and moved for class certification in the six focus cases, which the defendants in those cases have opposed. On March 26, 2008, the Court largely denied the defendants' motion to dismiss the amended complaints. It is uncertain whether there will be any revised or future settlement. If a settlement does not occur, and litigation against Avanex continues, Avanex believes it has meritorious defenses and intends to defend the action vigorously. Nevertheless, an unfavorable result in litigation may result in substantial costs and may divert management's attention and resources, which could harm our business, financial condition, results of operations or cash flow in a particular period.

Section 16(b) Demand

On October 3, 2007, a purported Avanex shareholder filed a complaint for violation of Section 16(b) of the Securities Exchange Act of 1934, which prohibits short-swing trading, against the Company's IPO underwriters. The complaint, Vanessa Simmonds v. Morgan Stanley, et al., Case No. C07-01568, filed in District Court for the Western District of Washington, seeks the recovery of short-swing profits. The Company is named as a nominal defendant. No recovery is sought from the Company.

Arbitration against 3S Photonics

On December 27, 2007, the Company filed an arbitration claim against 3S Photonics in New York regarding disputes primarily involving the early termination of the Global Distributor Agreement by 3S Photonics and other payment obligations the Company believed 3S Photonics owes to it. 3S Photonics filed a response and counter-claim to the arbitration in which it denied the Company's claim and alleged among other matters that the Company had breached certain contractual agreements resulting in damages to 3S Photonics. In March 2008, 3S Photonics instituted legal proceedings against the Company in the Commercial Court of Evry in France. 3S Photonics alleged that the Company disparaged 3S Photonics by, among other things, issuing a press release announcing that the Company had initiated arbitration proceedings against 3S Photonics relating to the early termination of the Global Distributor Agreement.

In June 2008, the Company settled its dispute with 3S Photonics. While neither side admitted liability, the two parties agreed to a settlement that included payables, receivables and lost profits under the parties' terminated Global Distributor Agreement, and a release by both parties of all claims asserted against each other. With this resolution, there is no further litigation between Avanex and 3S Photonics.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2008.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of August 26, 2008 are as follows:

Name	Age	Position
Giovanni Barbarossa	46	Interim Chief Executive Officer, Senior Vice President and Chief Technology Officer
Mark Weinswig	35	Interim Chief Financial Officer, Vice President, Finance and Treasurer
Bradley Kolb	49	Senior Vice President, Operations
Scott Parker	52	Senior Vice President, Sales

Giovanni Barbarossa has served as our Interim Chief Executive Officer since July 2008 and as our Senior Vice President and Chief Technology Officer since May 2002. Dr. Barbarossa led the Active Component Business Unit from August 2004 to June 2005 and served as Vice President of Product Development from May 2001 to August 2004. Prior to being promoted to Vice President of Product Development, Dr. Barbarossa was Director of Research and Development from February 2000 until May 2001. From 1999 to February 2000, Dr. Barbarossa served as Project Manager in the Optical Networking Division of Agilent Technologies. Dr. Barbarossa held various positions, including Team Leader in the Optical Application Specific Integrated Circuits Department and Member of Technical Staff of Bell Laboratories at Lucent Technologies, a developer and manufacturer of communications products, from 1995 through 1999. Dr. Barbarossa received his Ph.D. degree in Electronics Engineering from the University of Glasgow, U.K. and a B.S. degree in Electrical Engineering from the University of Bari, Italy.

Mark Weinswig has served as our Interim Chief Financial Officer and Vice President, Finance and Treasurer since July 2008. Prior to that, Mr. Weinswig served as Director and Business Unit Controller at Coherent, Inc., from January 2006 until July 2008. Prior to that, he served as Vice President, Financial Planning and Business Development at Avanex from September 2003 until January 2006, and as Director Investor Relations and Strategic Projects from April 2000 until May 2003. During the period from May 2003 until September 2003, Mr. Weinswig worked at the Company as a consultant. Before he joined the company in April 2000, Mr. Weinswig was an analyst from 1998 to 2000 with Morgan Stanley Dean Witter's Institutional Equity Research Group, where he focused on the telecommunications industry. Mr. Weinswig is a Certified Public Accountant (inactive), has the Certified Financial Analyst designation and holds an M.B.A from the University of Santa Clara, and a bachelor's degree in Business Administration from Indiana University.

Bradley Kolb joined Avanex in March 2006, as Senior Vice-President of Operations. Mr. Kolb has 20 years of operational roles and an extensive background in the management of contract manufacturing in different continents including Europe, North America and Asia. Between October 2003 and March 2006, Mr. Kolb was Vice President of Operations and Chief Financial Officer at Vivato, Inc., a venture capital backed startup firm. Between January 2001 and September 2003, Mr. Kolb was Vice President of Operations at Proxim Inc., a manufacturer of wireless networking equipment for WiFi and broadband wireless networks. Between 1999 and 2001, Mr. Kolb was Vice President of Operations at Resilience Corporation, a venture backed company producing fault tolerant computers. Previously, Mr. Kolb held various positions at American Microdevices Manufacturing Inc., Motorola-Indala Corporation, Litton Applied Technology and Varian Associates. Mr. Kolb holds an M.B.A. from the Graduate School of Business at the University of Chicago, and a B.S. degree in Electrical Engineering from the University of Illinois.

Scott Parker joined Avanex in November 2007 as our Senior Vice President, Sales. Prior to joining Avanex, Mr. Parker served as Vice President of Sales and Marketing at Integration Associates, Inc. from April 2004 to November 2007 and as CEO at Chelsio Communications, Inc. from June 2002 to February 2004. Prior to that, Mr. Parker served as Senior Vice President of Sales and Marketing for JDS Uniphase Corporation from March 2000 to April 2002. Mr. Parker has also held sales and general manager positions at VLSI Research Inc., at National Semiconductor Corporation and at Intel Corporation. Mr. Parker holds an M.B.A and a B.S. in Marketing, both from the University of Utah.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market under the symbol "AVNX." The following table shows, for the periods indicated, the high and low per share closing prices of common stock, as reported by the NASDAQ Global Market for each of the last eight quarters ending June 30, 2008:

	High	Low
Fiscal year 2007 Quarters Ended:		
September 30, 2006	$28.80	$18.75
December 31, 2006	$31.65	$22.35
March 31, 2007	$34.20	$26.40
June 30, 2007	$27.45	$22.35
Fiscal year 2008 Quarters Ended:		
September 30, 2007	$30.75	$22.50
December 31, 2007	$28.35	$14.55
March 31, 2008	$15.45	$ 8.70
June 30, 2008	$18.00	$ 9.60

Following the close of market on August 12, 2008, we effected a fifteen-for-one reverse stock split of our common stock. Accordingly, each fifteen shares of issued and outstanding Avanex common stock and equivalents as of the close of market on August 12, 2008 was converted into one share of common stock, and the reverse stock split was reflected in the trading price of Avanex's common stock at the opening of market on August 13, 2008.

On August 26, 2008, the last reported sale price of our common stock on the NASDAQ Global Market was $6.35 per share. As of August 26, 2008, there were approximately 438 stockholders of record of our common stock. Because brokers and other institutions on behalf of stockholders hold many of our shares of common stock, we are unable to estimate the total number of stockholders represented by these record holders.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The statement of operations data set forth below for the years ended June 30, 2008, 2007 and 2006 and the balance sheet data as of June 30, 2008 and 2007 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The statement of operations data set forth below for the years ended June 30, 2005 and 2004 and the balance sheet data as of June 30, 2006, 2005, and 2004 are derived from audited financial statements not included in this Annual Report on Form 10-K.

	2008 (1)	2007 (1)	2006 (1)	2005	2004 (2)
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$208,094	$212,755	$162,944	$ 160,695	$ 106,932
Cost of revenue	144,509	174,550	154,484	165,258	133,259
Gross profit (loss)	63,585	38,205	8,460	(4,563)	(26,327)
Operating expenses:					
Research and development	28,325	25,231	23,471	33,124	42,107
Sales and marketing	16,735	15,261	13,236	16,803	19,808
General and administrative	18,238	23,278	16,652	17,758	24,718
Amortization of intangibles	771	2,703	5,448	5,723	4,573
Restructuring	(164)	1,511	1,912	29,272	3,779
Gain on disposal of property and equipment	(23)	(527)	(5,064)	(1,850)	—
(Gain) loss on sale of subsidiary	(1,996)	3,216	—	—	—
Total operating expenses	61,886	70,673	55,655	100,830	94,985
Income (loss) from operations	1,699	(32,468)	(47,195)	(105,393)	(121,312)
Interest and other income (expense), net	3,948	2,327	(7,497)	(2,978)	3,299
Income (loss) from continuing operations before income taxes and discontinued operations	5,647	(30,141)	(54,692)	(108,371)	(118,013)
Provision for income taxes	(927)	(464)	—	—	—
Income (loss) before discontinued operations	4,720	(30,605)	(54,692)	(108,371)	(118,013)
Loss from discontinued operations	—	—	—	—	(6,054)
Net income (loss)	$ 4,720	$(30,605)	$(54,692)	$(108,371)	$(124,067)
Income (loss) per share from continuing operations before discontinued operations basic and diluted	$ 0.37	$ (2.12)	$ (5.03)	$ (11.27)	$ (13.56)
Income (loss) per share from discontinued operations basic and diluted	$ —	$ —	$ —	$ —	$ (0.70)
Net income (loss) per common share basic	$ 0.31	$ (2.16)	$ (5.03)	$ (11.27)	$ (14.25)
Net income (loss) per common share diluted	$ 0.31	$ (2.16)	$ (5.03)	$ (11.27)	$ (14.25)
Weighted average number of shares used in computing basic net income (loss) per common share	15,242	14,196	10,882	9,616	8,704
Weighted average number of shares used in computing diluted net income (loss) per common share	15,370	14,196	10,882	9,616	8,704
Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$ 59,205	$ 47,399	$ 74,335	$ 73,905	$ 89,090
Long-term investments	$ —	$ —	$ —	$ —	$ 55,145
Working capital	$ 71,678	$ 63,149	$ 82,364	$ 75,720	$ 83,804
Total assets	$141,067	$135,000	$165,558	$ 199,656	$ 275,196
Long-term liabilities	$ 6,563	$ 9,619	$ 29,187	$ 52,919	$ 26,556
Total stockholders' equity	$ 85,395	$ 72,082	$ 73,338	$ 53,748	$ 157,464

(1) Net loss for fiscal 2008, fiscal 2007, and fiscal 2006 included stock-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") of $6.0 million, $7.1 million and $4.5 million, respectively, related to employee stock options and employee stock purchases. For the years ending June 30, 2005, and 2004, the Company accounted for stock option grants and stock purchase rights to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and, accordingly, recognized no compensation expense for stock option grants or stock purchase rights with an exercise price equal to or greater than the fair value of the shares at the date of grant. See Note 13 to the Consolidated Financial Statements.

(2) We acquired Alcatel's and Corning's optical components businesses on July 31, 2003 in a transaction accounted for as a purchase. Additionally, we acquired certain assets of Vitesse Semiconductor's Optical Systems Division on August 28, 2003 in a transaction accounted for as a purchase. The consolidated statement of operations for fiscal year 2004 include the results of operations of the optical components businesses acquired from Alcatel and Corning subsequent to July 31, 2003 and the optical systems business acquired from Vitesse subsequent to August 28, 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions including, without limitation, statements regarding our operating expenses, gross margin, and statements regarding our expectations, beliefs, anticipations, commitments, intentions and strategies regarding the future. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" in Item 1A and elsewhere in this Annual Report on Form 10-K. For ease of reference, we refer to the fiscal years ended June 30, 2008, June 30, 2007, June 30, 2006, June 30, 2005, and June 30, 2004 as fiscal 2008, fiscal 2007, fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

Overview

We design, manufacture and market fiber optic-based products that increase the performance of optical networks. We sell our products to telecommunications system integrators and their network carrier customers. We were incorporated in October 1997 in California and reincorporated in Delaware in January 2000. We began making volume shipments of our products during the quarter ended September 30, 1999.

In fiscal 2004, we assumed restructuring liabilities with fair values of $64.1 million at the date of acquisition of the optical components businesses of Alcatel-Lucent and Corning, which were included in the purchase price. Subsequent to these acquisitions, we have continued to restructure our organization, primarily through the downsizing of our workforce and the abandonment of excess facilities. As of June 30, 2008, our accrued restructuring liability balance was $8.0 million, consisting of excess facilities costs payable through fiscal 2011.

The restructurings have resulted in, among other things, a significant reduction in the size of our workforce, consolidation of our facilities, and increased reliance on outsourced, third-party manufacturing. In March 2005, we announced that we had opened an operations center in Bangkok, Thailand to centralize global manufacturing and operational overhead functions in a lower-cost region. In July 2005, we announced the opening of a development and marketing office in Shanghai, China. In April 2007, we sold ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France, which operated our semiconductor fabs and associated product lines located in Nozay, France.

Although we have relocated most of our manufacturing operations to reduce our production costs, we expect to continuously take actions to further reduce costs and improve our gross margin. However, there can be no assurance that our cost structure will not increase in the future or that we will be able to align our cost structure with our expectations.

Following the close of market on August 12, 2008, we effected a fifteen-for-one reverse stock split of our common stock. Accordingly, each fifteen shares of issued and outstanding Avanex common stock and equivalents as of the close of market on August 12, 2008 was converted into one share of common stock, and the reverse stock split was reflected in the trading price of Avanex's common stock at the opening of market on August 13, 2008. Unless indicated otherwise, all share amounts and per share prices appearing in this Annual Report on Form 10-K reflect the reverse stock split for all periods presented.

Net Revenue. The market for optical equipment continues to evolve and the volume and timing of orders is difficult to predict. A customer's decision to purchase our products typically involves a commitment of its resources and a lengthy evaluation and product qualification process. This initial evaluation and product qualification process typically takes several months and includes technical evaluation, integration, testing, planning and implementation into the equipment design. Implementation cycles for our products can be lengthy, and the practice of customers in the communications industry to sporadically place orders with short lead time may cause our net revenue, gross margin, operating results and the identity of our largest customers to vary significantly and unexpectedly from quarter to quarter.

To date, a substantial proportion of our sales have been concentrated with a limited number of customers. During fiscal 2008, two customers accounted for 25% and 21% of our net revenue, respectively. During fiscal 2007, two customers accounted for 29% and 17% of our net revenue, respectively. During fiscal 2006, two customers accounted for 27% and 11% of our net revenue, respectively. We expect that a substantial portion of our sales will remain concentrated with a limited number of customers.

Cost of Revenue. Our cost of revenue consists of costs of components and raw materials, direct labor, warranty, manufacturing overhead, payments to our contract manufacturers and inventory write-offs for obsolete and excess inventory. We rely on a single or limited number of suppliers to manufacture some key components and raw materials used in our products, and we rely on the outsourcing of some turnkey solutions.

We write off the cost of inventory that we specifically identify and consider obsolete or in excess of future sales estimates. We define obsolete inventory as products that we no longer market, for which there is no demand, or inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to us. We wrote off excess and obsolete inventory of $4.7 million in fiscal 2008, $12.9 million in fiscal 2007, and $12.8 million in fiscal 2006.

Gross Profit. Gross profit represents revenue less cost of revenue. During fiscal 2008, gross margin increased to 31% of revenue, which was an increase in gross margin of 13 percentage points over our fiscal 2007 gross margin of 18%. The Global Distributor Agreement and legal settlement with 3S Photonics comprised 2 percentage points of this increase. The remainder of the increase was due to a more profitable mix of products sold to our customers, decreased vendor costs, improved yields, the introduction of new products with lower production costs, and cost reductions resulting from having our design and operations teams working with our contract manufacturers to lower production costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, costs of allocated facilities, non-recurring engineering charges, and prototype costs related to the design, development, testing, pre-manufacturing, and significant improvement of our products. We expense our research and development costs as they are incurred. We believe that research and development is critical to our strategic product development objectives. We further believe that, in order to meet the changing requirements of our customers, we must continue to fund investments in several development projects in parallel.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, and related personnel costs of employees in sales, marketing, customer service, and costs of allocated facilities, and promotional and other marketing expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel costs for executive, finance, accounting, legal, and human resources personnel, costs of allocated facilities, recruiting expenses, professional fees, and other corporate expenses.

Amortization of Intangibles. A portion of the purchase price in a business combination is allocated to goodwill and intangibles. Goodwill is not amortized, but rather is assessed for impairment at least annually. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

Restructuring. Restructuring expense generally includes employee severance costs and the costs of excess facilities associated with formal restructuring plans.

Gain on Disposal of Property and Equipment. Gain on disposals includes gains incurred as a result of the disposal of property, plant, or equipment for an amount greater than the net book value.

Gain (loss) on Sale of Subsidiary. Gain (loss) on sale of subsidiary consists of the net gain (loss) from the sale of our subsidiary in France in April 2007.

Interest and Other Income. Interest and other income consist primarily of interest earned from the investment of our cash and cash equivalents, short-term investments, long-term investments, and foreign currency exchange rate loss.

Interest and Other Expense. Interest and other expense consist primarily of interest expense associated with borrowings under our line of credit, senior secured convertible notes, and capital lease obligations.

Income Taxes. In accordance with Financial Accounting Standard Board ("FASB") Statement No. 109, "Accounting for Income Taxes", we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

In July 2007, we adopted FABS Interpretation ("FIN") No. 48, which creates a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 establishes a two-step approach for evaluating tax positions. The first step, recognition, occurs when a company concludes (based solely on the technical aspects of the tax matter) that a tax position is more likely than not to be sustained on examination by a taxing authority. The second step, measurement, is only considered after step one has been satisfied and measures any tax benefit at the largest amount that is deemed more likely than not to be realized upon ultimate settlement of the uncertainty. Tax positions that fail to qualify for initial recognition are recognized in the first subsequent interim period that they meet the more likely than not standard, when they are resolved through negotiation or litigation with the taxing authority or upon the expiration of the statute of limitations. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially to reverse previously recorded tax liabilities.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, and related disclosures. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the realization of such amounts could differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. Our revenue recognition policy complies with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." We recognize product revenue when persuasive evidence of an arrangement exists, the product has been shipped, risk of loss has been transferred, collectibility is reasonably assured, fees are fixed or determinable and there are no uncertainties with respect to customer acceptance. We record a provision for estimated sales returns and price adjustments in the same period as when the related revenues are recorded. These estimates are based on historical sales returns and adjustments, other known factors, and our return policy. If future sales returns or price adjustment levels differ from the historical data we use to calculate these estimates, changes to the provision may be required. We generally do not accept product returns from customers; however, we do sell our products under warranty. The specific terms and conditions of our warranties vary by customer and region in which we do business; the warranty period is generally one year.

Allowance for Doubtful Accounts. In the last three years, our uncollectible accounts experience has been almost zero. When we become aware, subsequent to delivery, of a customer's potential inability to meet its obligations, we record a specific allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Such an allowance may be magnified due to the concentration of our sales to a limited number of customers. At June 30, 2008, we determined that an allowance was not required.

Excess and Obsolete Inventory. We write off the cost of inventory that we specifically identify and consider obsolete or excessive to fulfill future sales estimates. We define obsolete inventory as products that we no longer market or for which there is no demand, or inventory that will no longer be used in the manufacturing process.

Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to us.

In estimating excess inventory, we use a range of six-month to twelve-month demand forecasts. We assess inventory on a quarterly basis and write-down those inventories which are obsolete or in excess of our forecasted usage to their estimated realizable value. Our estimates of realizable value are based upon our analysis including, but not limited to forecasted sales levels by product, expected product life cycle, product development plans, and future demand requirements. If actual market conditions are less favorable than our forecasts or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write downs. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Stock-based Compensation Expense. We account for employee stock-based compensation costs in accordance with FASB Statement No. 123(R), "Share-Based Payment" ("SFAS 123(R)") and SAB No. 107, "Share-Based Payment" ("SAB 107"). We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Historical volatility was used in estimating the fair value of our stock-based awards, and the expected life was estimated to be 6.25 years using the simplified method permitted under SAB 107 through December 31, 2007. Beginning January 1, 2008, we have estimated the time-to-exercise based on historical exercise patterns of employee and director populations. Further, as required under SFAS 123(R), we now estimate forfeitures for options granted that are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. The estimated fair value is charged to earnings on a straight-line basis over the vesting period of the underlying awards, which is generally four years. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options having no vesting restrictions and being fully transferable. Accordingly, our estimate of fair value may not represent the value assigned by a third-party in an arms-length transaction. While our estimate of fair value and the associated charge to earnings materially impacts our results of operations, it has no impact on our cash position.

Goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) prescribes a two-step process for impairment testing of goodwill. The first step screens for impairment, while the second step, measures the impairment, if any. SFAS 142 requires impairment testing based on reporting units. Management believes that we operate in one segment, which we consider our sole reporting unit. Therefore, goodwill is tested for impairment at the enterprise level. The fair value of the enterprise, which was determined based on our market capitalization at June 30, 2008 and 2007, exceeded its carrying value, and goodwill was determined not to be impaired at June 30, 2008 and 2007. Goodwill at June 30, 2008 and 2007 was $9.4 million.

Impairment of Long-lived Assets. We evaluate the recoverability of long-lived assets in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

Warranties. In general, we provide a product warranty for one year from the date of shipment. We accrue for the estimated cost to provide warranty services at the time revenue is recognized. The specific terms and conditions of our warranties vary by customer and region in which we do business. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty costs will increase resulting in decreases to gross profit. Conversely, to the extent we experience decreased warranty claim activity, or decreased costs associated with servicing those claims, our warranty costs will decrease resulting in increases to gross profit. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Restructuring. During the past few years we have recorded significant accruals in connection with restructuring programs. Given the significance and complexity of restructuring activities, and the timing of the execution of such activities, the restructuring accrual process involves periodic reassessments of estimates made at the time the original decisions were made, including evaluating real estate market conditions for expected vacancy periods and sub-lease rents. Although we believe that these estimates accurately reflect the costs of the restructuring programs, actual results may differ, thereby requiring us to record additional provisions or reverse a portion of such provisions.

Purchase Accounting. We account for business combinations under the purchase method of accounting and accordingly, the assets acquired and liabilities assumed are recorded at their fair values. The recorded values of assets and liabilities are based on management estimates, or if market price information is not available, based on the best information available. The values are based on our judgments and estimates, and accordingly, our financial position or results of operations may be affected by changes in these estimates and judgments. Specifically, our valuation of intangible assets is based on a discounted cash flow valuation methodology that incorporates estimates of future revenue, revenue growth, expenses, estimated useful lives, balance sheet assumptions and weighted-average cost of capital.

Contingencies. We are or have been subject to proceedings, lawsuits and other claims related to our initial public offering and other matters. We evaluate contingent liabilities including threatened or pending litigation in accordance with FASB Statement No. 5, "Accounting for Contingencies". If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based upon management's judgment and the best information available to management at the time. As additional information becomes available, we reassess the potential liability related to its pending claims and litigation and may revise our estimates.

In addition to product warranties, we, from time to time, in the normal course of business, indemnify certain customers with whom we enter into contractual relationships. We have agreed to hold the other party harmless against third party claims that our products, when used for their intended purpose, infringe the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The estimated fair value of these indemnification provisions is minimal. To date, we have not incurred any costs related to claims under these provisions, and no amounts have been accrued in our financial statements.

Income Taxes. We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts, and for net operating loss and tax credit carry forwards. We record a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the allowance for the deferred tax asset would increase income in the period such determination was made.

Change in accounting policy

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This pronouncement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position using prospective application. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, this statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We adopted this statement in fiscal 2007. Upon adoption, we recorded an adjustment of $0.3 million to the ending balance of accumulated other comprehensive income for pension benefit plan.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net revenue of certain items in our Consolidated Statements of Operations:

	Years Ended June 30,					
	2008	% of rev	2007	% of rev	2006	% of rev
Net revenue	$208,094	100%	$212,755	100%	$162,944	100%
Cost of revenue	144,509	69%	174,550	82%	154,484	95%
Gross profit	63,585	31%	38,205	18%	8,460	5%
Operating expenses:						
Research and development	28,325	14%	25,231	12%	23,471	15%
Sales and marketing	16,735	8%	15,261	7%	13,236	8%
General and administrative	18,238	9%	23,278	11%	16,652	10%
Amortization of intangibles	771	0%	2,703	1%	5,448	3%
Restructuring	(164)	0%	1,511	1%	1,912	1%
Gain on disposal of property and equipment	(23)	0%	(527)	0%	(5,064)	-3%
(Gain) loss on sale of subsidiary	(1,996)	-1%	3,216	1%	—	0%
Total operating expenses	61,886	30%	70,673	33%	55,655	34%
Income (loss) from operations	1,699	1%	(32,468)	-15%	(47,195)	-29%
Interest and other income	4,100	2%	2,292	1%	2,787	1%
Interest and other expense	(152)	0%	35	0%	(10,284)	-6%
Income (loss) before income taxes	5,647	3%	(30,141)	-14%	(54,692)	-34%
Provision for income taxes	(927)	-1%	(464)	0%	—	0%
Net income (loss)	$ 4,720	2%	$ (30,605)	-14%	$ (54,692)	-34%

Net Revenue

Net revenue for fiscal 2008 was $208.1 million, which represents a decrease of $4.7 million or 2% from net revenue of $212.8 million for fiscal 2007. The decrease in revenue was attributable to a slight decrease in demand for our products from existing customers.

Net revenue for fiscal 2007 was $212.8 million, which represents an increase of $49.9 million or 31% from net revenue of $162.9 million for fiscal 2006. The increase in revenue was attributable to an overall increase in demand for our products from existing customers and the introduction of new products.

During fiscal 2008, sales to Alcatel-Lucent and Tellabs accounted for 25% and 21% of our net revenue, respectively. During fiscal 2007, sales to Alcatel-Lucent and Tellabs accounted for 29% and 17% of our net revenue, respectively. During fiscal 2006, sales to Alcatel and Nortel accounted for 27% and 11% of our net revenue, respectively. While we have substantially diversified our customer base, we expect that a substantial portion of our sales will remain concentrated with a limited number of customers. Sales to our major customers vary significantly from period to period, and we do not have the ability to predict future sales to these customers.

Net revenue from customers outside the United States accounted for $137.2 million, $137.6 million and $113.8 million of total net revenue, or 66%, 65% and 70%, for the years ended June 30, 2008, 2007 and 2006, respectively.

Cost of Revenue and Gross Margin

Cost of revenue decreased to $144.5 million for fiscal 2008 from $174.6 million for fiscal 2007. The decrease was primarily due to the decrease in excess and obsolete inventory and manufacturing overhead. Cost of revenue increased to $174.6 million for fiscal 2007 from $154.5 million for fiscal 2006. The increase was primarily due to the increase in total net revenue.

We wrote off excess and obsolete inventory of $4.7 million in fiscal 2008, $12.9 million in fiscal 2007 and $12.8 million in fiscal 2006. These write-offs were primarily due to lower demand for certain products and lower expected usage of previously purchased inventory. The reduction in the write-off of excess and obsolete inventory in fiscal 2008 was primarily due to improved accuracy in predicting the demand for our products and the product mix ordered by our customers. We sold inventory previously written-off with original cost totaling $2.9 million, $1.2 million and $0.2 million for fiscal 2008, 2007 and 2006, respectively, due to unforeseen demand for such inventory. As a result, cost of revenue associated with the sale of this inventory was zero. The selling price of the finished goods that included these components was similar to the selling price of products that did not include components that were written-off. These items were subsequently used or sold because customers ordered products that included these components in excess of our estimates.

Gross margin as a percentage of net revenue improved to 31% in fiscal 2008 from 18% in fiscal 2007 due to a number of factors. Manufacturing overhead as a percentage of net revenue decreased as we improved productivity of our centralized supply-chain operational center in a lower-cost region. Also, direct manufacturing costs as a percentage of net revenue decreased due to improvements in our supply chain procurement. These favorable factors were assisted by a higher volume of sales of products with higher gross margin, as well as lower write-offs of excess and obsolete inventory. Additionally, we reduced cost of goods sold by approximately $3.7 million in fiscal 2008 due to the Global Distributor and legal settlement with 3S Photonics, accounting for approximately 2% of the increase. Our gross margin percentage improved to 18% for fiscal 2007 from 5% for fiscal 2006, primarily due to cost reductions associated with shifting global manufacturing operations to contract manufacturers in lower-cost regions and increased focus on design for manufacturability to achieve lower costs. In addition, the improvement in gross margin percentage was driven by a shift to products with higher volume and higher gross margin.

Our gross margin is and will be primarily affected by changes in mix of products sold, manufacturing volume, changes in sales prices, product demand, inventory write-downs, sales of previously written-off inventory, warranty costs, and production yields. We expect cost of revenue, as a percentage of net revenue, to fluctuate from period to period. We expect gross margin to remain level or decline compared to fiscal 2008.

Research and Development

Research and development expenses increased $3.1 million to $28.3 million for fiscal 2008 from $25.2 million for fiscal 2007. As a percentage of net revenue, research and development expenses increased to 14% for fiscal 2008 from 12% for fiscal 2007. The increase in research and development expenses was primarily due to increased personnel-related costs due to increased headcount in the U.S. and China, as well as increased prototype-parts spending.

Research and development expenses increased $1.7 million to $25.2 million for fiscal 2007 from $23.5 million for fiscal 2006. As a percentage of net revenue, research and development expenses decreased to 12% for fiscal 2007 from 15% for fiscal 2006. The increase in research and development expenses was primarily due to increased personnel-related costs (such as stock-based compensation expenses and increased headcount in China, offset by closure of our R&D office in Thailand and sale of our office in France) and patent-related legal expenses.

We expect our research and development expenses to remain level as a percentage of revenue in fiscal 2009. There can be no assurance that our research and development expenses will not increase in the future.

Sales and Marketing

Sales and marketing expenses increased $1.4 million to $16.7 million for fiscal 2008 from $15.3 million for fiscal 2007. As a percentage of net revenue, sales and marketing expenses increased to 8% in fiscal 2008 from 7% in fiscal 2007. The increase in sales and marketing expenses was primarily due to personnel-related costs (such as commissions) and increased travel expenses.

Sales and marketing expenses increased $2.1 million to $15.3 million for fiscal 2007 from $13.2 million for fiscal 2006. As a percentage of net revenue, sales and marketing expenses decreased to 7% in fiscal 2007 from

8% in fiscal 2006. The increase in sales and marketing expenses was primarily due to personnel-related costs (such as stock-based compensation expense and commissions), increased travel expenses and increased corporate marketing expenses.

We expect our sales and marketing expenses to remain level or decline as a percentage of revenue in fiscal 2009. There can be no assurance that our sales and marketing expense will not increase in the future.

General and Administrative

General and administrative expenses decreased $5.1 million to $18.2 million for fiscal 2008 from $23.3 million for fiscal 2007. As a percentage of net revenue, general and administrative expenses decreased to 9% in fiscal 2008 from 11% in fiscal 2007. The primary reasons for the decrease were decreased personnel-related expenses, audit and legal expenses, and consulting due diligence expenses than in the prior year.

General and administrative expenses increased $6.6 million to $23.3 million for fiscal 2007 from $16.7 million for fiscal 2006. As a percentage of net revenue, general and administrative expenses increased to 11% in fiscal 2007 from 10% in fiscal 2006. The primary reasons for the increase were increased audit and legal expenses, consulting due diligence expenses related to a potential acquisition that we decided not to pursue, and increased personnel-related expenses (such as stock-based compensation expense).

We expect general and administrative expenses to remain level or increase as a percentage of revenue in fiscal 2009. There can be no assurance that our general and administrative expenses will not increase in the future.

Amortization of Intangible Assets

Amortization of intangible assets decreased by $1.9 million to $0.8 million for fiscal 2008, from $2.7 million for fiscal 2007. The decrease was primarily attributable to the remaining intangible assets becoming fully amortized during fiscal 2008, which resulted in less expense during the remainder of fiscal 2008.

Amortization of intangible assets decreased by $2.7 million to $2.7 million for fiscal 2007, from $5.4 million for fiscal 2006. The decrease was primarily attributable to some of the intangible assets becoming fully amortized during fiscal 2007, which resulted in less expense during the remainder of fiscal 2007.

Restructuring

Over the past several years, we have implemented various restructuring programs to realign resources in response to the changes in our industry and customer demand, and we continue to assess our current and future operating requirements accordingly.

For fiscal 2008, we had a recovery in restructuring expenses of $0.2 million due to changes in our estimate of sublease income from excess facilities at our Fremont site. For fiscal 2007, restructuring expenses of $1.5 million resulted from an additional provision for severance benefits totaling $0.3 million, combined with expenses for abandoned facilities in the amount of $1.2 million. Our accrued restructuring liability balance at June 30, 2008 was $8.0 million and will be payable through 2011.

(Gain) loss on Sale of Subsidiary

In April 2007, we sold ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France, which operated our semiconductor fabs and associated product lines located in Nozay, France, to 3S Photonics. In fiscal 2007, the sale resulted in a loss to the Company of approximately $3.2 million primarily as a result of the approximately $24.9 million cash paid, transaction expenses incurred of approximately $1.0 million, and transfer of approximately $4.3 million of assets, partially offset by approximately $15.9 million of liabilities written-off, the assumption of approximately $6.7 million of liabilities by 3S Photonics, the write-off of cumulative translation gain related to Nozay of approximately $3.3 million, and a reduction of the pension obligation of approximately $1.1 million related to the sale.

In July 2007, we entered into a Settlement Agreement with 3S Photonics that finalized the cash payments between the two parties under the share purchase agreement entered into in February 2007. As part of the Settlement Agreement, we placed in an escrow account the amount of €2 million to provide for payment of certain vendor liabilities claimed by 3S Photonics. In March 2008, the parties finalized the liabilities and the remaining escrow funds of €1,512,506 were returned to us and recognized as a gain on the subsidiary sale.

Interest and Other Income

Interest and other income increased $1.8 million to $4.1 million in fiscal 2008 from $2.3 million in fiscal 2007. The primary reason for this increase was foreign currency transaction gains.

Interest and other income decreased $0.5 million to $2.3 million in fiscal 2007 from $2.8 million in fiscal 2006. The primary reason for this decrease was the release of a previously accrued property tax accrual in the prior year, partially offset by a slight increase in interest income.

Interest and Other Expense

Interest and other expense decreased slightly by $0.2 million in fiscal 2008 to $0.2 million from a credit of $35,000 in fiscal 2007. Interest and other expense decreased by $10.3 million in fiscal 2007 to a credit of $35,000 from $10.3 million in fiscal 2006. The primary reason for the decrease was the loss on extinguishment of debt recorded in fiscal 2006, a decrease in interest expense due to the conversion of the senior convertible notes, and a decrease in foreign currency transaction gains.

Provision for Income Taxes

The provisions for income taxes of $0.9 million and $0.5 million were recorded for estimated taxes due on income generated in certain foreign and state tax jurisdictions for fiscal 2008 and 2007, respectively. The income tax provision for fiscal 2008 and fiscal 2007 reflects an effective tax rate of 16% and (2)%, respectively, which differs from the statutory tax rate due to the tax impact of income from foreign operations and unbenefited losses on U.S. taxes due to the full valuation allowance on our net deferred tax assets in accordance with FASB Statement No. 109.

As of June 30, 2008, our net deferred tax assets are fully offset by a valuation allowance. FASB Statement No. 109 "Accounting for Income Taxes," provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which includes our historical operating performance and reported cumulative net losses since inception, we provide a full valuation allowance against our net deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. We adopted FIN 48 on July 1, 2007 and the adoption did not have a material impact on our consolidated balance sheet and statement of operations for fiscal 2008.

Liquidity and Capital Resources

Prior to our initial public offering, we financed our operations primarily through private sales of convertible preferred stock. In February 2000, we received net proceeds of approximately $238.0 million from the initial public offering of our common stock and a concurrent sale of stock to corporate investors. Subsequent to our initial public offering, we have financed our operations through the sale of equity securities, issuance of convertible notes and warrants, bank borrowings, equipment lease financing and acquisitions.

On March 6, 2006, we sold 1.6 million shares of common stock at a price per share of $30.00 for an aggregate purchase price of $48.1 million. The net proceeds from such sale of the shares of common stock were

$44.7 million, after deducting the placement fee and offering expenses. The purchasers also received warrants to purchase up to an aggregate of 0.5 million shares of common stock at an exercise price of $40.95 per share, subject to adjustment for anti-dilution, exercisable on and after September 9, 2006 and on or before March 9, 2010.

In connection with our March 1, 2007 financing, the holders of such warrants received an antidilution adjustment pursuant to the terms of such warrants resulting in up to 7,815 additional shares to be issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $40.95 per share to $40.30 per share. The sale of common stock and issuance of the warrants was made pursuant to an effective registration statement on Form S-3.

On March 1, 2007, we sold 719,670 shares of common stock of Avanex at a price per share of $27.79 for an aggregate purchase price of $20 million. The purchaser also received a warrant to purchase up to an additional 179,918 shares of common stock. The warrant is exercisable at an exercise price of $32.18 per share and for a term starting March 31, 2007 and ending March 1, 2011. For more information, please see Note 12 in the Notes to Consolidated Financial Statements.

As of June 30, 2008, Avanex had cash and cash equivalents of $14.8 million and short-term investments of $40.6 million for an aggregate of $55.4 million, excluding restricted cash of $3.8 million.

The net cash provided by operating activities during fiscal 2008 of $16.5 million was due primarily to net income of $4.7 million for fiscal 2008, in addition to $13.8 million of non-cash charges. Changes in operating assets and liabilities during fiscal 2008 used $2.0 million of cash.

Net cash used by investing activities during fiscal 2008 was $17.5 million, comprised of $11.7 million representing the net change in short-term investments, capital purchases of $3.5 million, purchase of assets from Essex of $2.1 million, and a $0.2 million increase in restricted cash.

Net cash provided by financing activities was $0.8 million during fiscal 2008, which was the result of proceeds generated through the sale of common stock through the Employee Stock Purchase Plan and from the exercise of stock options.

Our contractual obligations at June 30, 2008 were as follows (in thousands):

	Contractual Obligations Due by Period				
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Capital lease obligations	$ 15	$ 18	$ 3	$ —	$ 36
Operating leases, net of subleases	4,767	6,969	183	—	11,919
Pension	—	—	—	306	306
Severance *	1,031	82	—	—	1,113
Unconditional purchase obligations	24,512	—	—	—	24,512
	$30,325	$7,069	$186	$ 306	$37,886

* Includes executive terminations subsequent to year-end of approximately $1.0 million.

We have unconditional purchase obligations to certain of our suppliers and contract manufacturers that support our ability to manufacture our products. As of June 30, 2008, we had approximately $24.5 million of unconditional purchase obligations, none of which is included on our balance sheet in accounts payable.

Under operating leases and capital leases described in the table above, we have included total future minimum rent expense under non-cancelable leases for both current and abandoned facilities and equipment leases. We have included in the balance sheet $2.9 million and $5.0 million in current and long-term restructuring accruals, respectively, for the abandoned facilities as of June 30, 2008.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. Statement 157 is effective for our fiscal year beginning July 1, 2008. We are currently evaluating the impact of the adoption of Statement 157 on our consolidated balance sheet and statement of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in earnings. Statement 159 also establishes additional disclosure requirements. Statement 159 is effective for our fiscal year beginning July 1, 2008. The adoption of Statement 159 will not have a material impact on our consolidated balance sheet and statement of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The objectives of our investment activities are preservation and safety of principal; maintenance of adequate liquidity to meet cash flow requirements; attainment of a competitive market rate of return on investments; minimization of risk on all investments; and avoidance of inappropriate concentrations of investments.

We place our investments with high quality credit issuers in short-term securities, and maturities can range from overnight to 36 months. The average maturity of the portfolio will not exceed 18 months. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We do not have any derivative financial instruments. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

The following table summarizes average interest rate and fair market value of the short-term securities and restricted cash and investments held by Avanex (in thousands), which were classified as available-for-sale at June 30, 2008 and June 30, 2007:

	June 30, 2008	June 30, 2007
Amortized cost	$48,969	$32,575
Fair market value	49,099	32,562
Average annual interest rate	4.09%	5.09%

Exchange Rate Risk

Our international business is subject to normal international business risks including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely affected by changes in these or other factors.

We have operations in the United States, China, Thailand, France, and Italy. Accordingly, we have sales and expenses that are denominated in currencies other than the U.S. dollar. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause foreign currency translation gains or losses that we would recognize in the period incurred. A 10% fluctuation in the dollar at June 30, 2008 would have led to an additional profit of approximately $2.6 million (dollar weakening), or an additional loss of approximately $2.6 million (dollar strengthening) on our net cash position in outstanding assets and liabilities. We cannot predict the effect of exchange rate fluctuations on our future operating results because of the variability of currency exposure and the potential volatility of currency exchange rates. It has not been our practice to engage in the hedging of foreign currency transactions to mitigate for foreign currency risk, and currently, we do not hedge our exposure to translation gains and losses related to foreign currency net asset exposures. .

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF DELOITTE & TOUCHE LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Avanex Corporation

We have audited the accompanying consolidated balance sheets of Avanex Corporation and subsidiaries (the "Company") as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended June 30, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Avanex Corporation and subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainties in income taxes upon adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* effective July 1, 2007, and its method of accounting for defined benefit pension and other postretirement plans upon the adoption of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* as of June 30, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 4, 2008, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
September 4, 2008

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2008	June 30, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 14,839	$ 14,837
Restricted cash	3,776	3,620
Short-term investments	40,590	28,942
Accounts receivable	39,032	33,764
Inventories	15,979	15,188
Due from related party	85	14,381
Other current assets	6,486	5,716
Total current assets	120,787	116,448
Property and equipment, net	7,688	5,900
Intangibles, net	314	559
Goodwill	9,408	9,408
Deposits and other assets	2,870	2,685
Total assets	$ 141,067	$ 135,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 33,255	$ 32,549
Accrued compensation	6,272	6,091
Accrued warranty	626	873
Due to related party	110	2,144
Other accrued expenses and deferred revenue	5,893	8,796
Current portion of long-term obligations	13	9
Current portion of accrued restructuring	2,940	2,837
Total current liabilities	49,109	53,299
Long-term liabilities:		
Accrued restructuring	5,043	8,269
Other long-term obligations	1,520	1,350
Total liabilities	55,672	62,918
Stockholders' equity:		
Common stock, $0.001 par value, 30,000,000 shares authorized; 15,318,982 and 15,078,955 shares outstanding, net of 10,555 treasury shares, at June 30, 2008 and June 30, 2007, respectively	15	15
Additional paid-in capital	784,492	776,112
Accumulated other comprehensive income	1,277	1,064
Accumulated deficit	(700,389)	(705,109)
Total stockholders' equity	85,395	72,082
Total liabilities and stockholders' equity	$ 141,067	$ 135,000

See accompanying notes.

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended June 30,		
	2008	2007	2006
Net revenue:			
Third parties	$189,821	$151,380	$119,054
Related parties	18,273	61,375	43,890
Total net revenue	208,094	212,755	162,944
Cost of revenue:			
Cost of revenue except for purchases from related parties	143,518	174,059	151,758
Purchases from related parties	991	491	2,726
Total cost of revenue	144,509	174,550	154,484
Gross profit	63,585	38,205	8,460
Operating expenses:			
Research and development	28,325	25,231	23,471
Sales and marketing	16,735	15,261	13,236
General and administrative:			
Third parties	18,238	22,663	15,701
Related parties	—	615	951
Amortization of intangibles	771	2,703	5,448
Restructuring	(164)	1,511	1,912
Gain on disposal of property and equipment	(23)	(527)	(5,064)
(Gain) loss on sale of subsidiary	(1,996)	3,216	—
Total operating expenses	61,886	70,673	55,655
Income (loss) from operations	1,699	(32,468)	(47,195)
Interest and other income	4,100	2,292	2,787
Interest and other expense	(152)	35	(10,284)
Income (loss) before income taxes	5,647	(30,141)	(54,692)
Income tax provision	(927)	(464)	—
Net income (loss)	$ 4,720	$ (30,605)	$ (54,692)
Basic net income (loss) per common share	$ 0.31	$ (2.16)	$ (5.03)
Diluted net income (loss) per common share	$ 0.31	$ (2.16)	$ (5.03)
Weighted-average number of shares used in computing:			
Basic net income (loss) per common share	15,242	14,196	10,882
Diluted net income (loss) per common share	15,370	14,196	10,882

See accompanying notes.

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at June 30, 2005	$ 10	$668,058	$(353)	$(619,445)	$ 5,478	$ 53,748
Reclassification of deferred stock compensation to additional paid-in capital upon the adoption of SFAS 123(R)	—	(353)	353	—	—	—
Issuance of 103,408 shares of common stock upon exercise of stock options	—	2,107	—	—	—	2,107
Issuance of 77,105 shares of common stock in connection with restricted stock units	—	—	—	—	—	—
Issuance of 39,149 shares of common stock in connection with employee stock purchase plan	—	409	—	—	—	409
Modification of warrants, net of issuance costs of $258	—	686	—	—	—	686
Issuance of common stock, net of issuance costs of $3,509	2	44,663	—	—	—	44,665
Issuance of common stock in connection with conversion of senior secured debentures	1	23,120	—	—	—	23,121
Stock-based compensation		4,452	—	—	—	4,452
Common stock withheld on exercise of restricted stock units for tax withholding	—	—	—	(367)	—	(367)
Comprehensive loss:						
Unrealized gain on investments	—	—	—	—	461	461
Cumulative translation adjustment	—	—	—	—	(1,252)	(1,252)
Net loss	—	—	—	(54,692)	—	(54,692)
Comprehensive loss						(55,483)
Balance at June 30, 2006	13	743,142	—	(674,504)	4,687	73,338
Issuance of 23,667 shares of common stock upon exercise of stock options	—	363	—	—	—	363
Issuance of 151,619 shares of common stock in connection with restricted stock units	1	2	—	—	—	3
Issuance of 82,645 shares of common stock upon exercise of warrants	—	1,400	—	—	—	1,400
Issuance of 28,456 shares of common stock in connection with employee stock purchase plan	—	367	—	—	—	367
Issuance of 410,767 shares of common stock in connection with conversion of 8% senior convertible notes	—	4,986	—	—	—	4,986
Issuance of 719,670 shares of common stock, net of issuance costs of $1,267	1	18,743	—	—	—	18,744
Stock-based compensation	—	7,109	—	—	—	7,109
Comprehensive loss:						
Unrealized gain on investments	—	—	—	—	10	10
Cumulative translation adjustment	—	—	—	—	(3,968)	(3,968)
Net actuarial gain	—	—	—	—	335	335
Net loss	—	—	—	(30,605)	—	(30,605)
Comprehensive loss						(34,228)
Balance at June 30, 2007	15	776,112	—	(705,109)	1,064	72,082
Issuance of 25,321 shares of common stock upon exercise of stock options	—	398	—	—	—	398
Issuance of 193,562 shares of common stock in connection with restricted stock units	—	—	—	—	—	—
Issuance of 31,383 shares of common stock in connection with employee stock purchase plan	—	382	—	—	—	382
Issuance of 482 shares in connection with Officer and Director Purchase Plan	—	8	—	—	—	8
Issuance of restricted stock units in connection with accrued compensation distribution	—	1,553	—	—	—	1,553
Stock-based compensation	—	6,039	—	—	—	6,039
Comprehensive loss:						
Unrealized loss on investments	—	—	—	—	(31)	(31)
Cumulative translation adjustment	—	—	—	—	207	207
Net actuarial gain	—	—	—	—	37	37
Net income	—	—	—	4,720	—	4,720
Comprehensive income						4,933
Balance at June 30, 2008	$ 15	$784,492	$ —	$(700,389)	$ 1,277	$ 85,395

See accompanying notes.

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended June 30,		
	2008	2007	2006
Operating Activities:			
Net income (loss)	$ 4,720	$ (30,605)	$ (54,692)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Gain on disposal of property and equipment	(23)	(767)	(5,064)
Depreciation and amortization	3,476	2,360	5,565
Amortization of intangibles	769	2,698	5,448
Gain on investment in subsidiary	—	(223)	—
Stock-based compensation	6,039	7,109	4,452
(Reversal of) provision for doubtful accounts and sales returns	(1,199)	1,194	(2,538)
Net cash used in sale of subsidiary	—	(19,557)	—
Loss in connection with convertible notes modification	—	—	4,525
Non-cash interest expense	—	424	2,160
Write-down of excess and obsolete inventory	4,725	13,034	12,790
Changes in operating assets and liabilities:			
Accounts receivable	7,115	(7,646)	(10,727)
Inventories	(4,806)	(11,739)	5,488
Other current assets	(327)	8,813	16,828
Other assets	(173)	331	(53)
Due to/from related parties	(2,662)	(10,595)	10,364
Accounts payable	4,604	(1,685)	8,127
Accrued compensation	908	3,312	(2,912)
Accrued restructuring	(3,123)	(3,462)	(26,787)
Accrued warranty	(247)	(1,006)	(3,521)
Other accrued expenses and deferred revenues	(3,287)	1,892	(12,053)
Net cash provided by (used in) operating activities	16,509	(46,118)	(42,600)
Investing Activities:			
Purchases of investments	(174,108)	(418,704)	(123,005)
Maturities of investments	162,429	428,468	123,699
Decrease (increase) in restricted cash	(156)	3,085	1,489
Investment in third parties	—	(1,250)	—
Purchases of property and equipment	(3,542)	(2,403)	(2,508)
Proceeds from sale of property and equipment	28	106	4,824
Net cash used in asset purchase	(2,139)	—	—
Net cash provided by (used in) investing activities	(17,488)	9,302	4,499
Financing Activities:			
Payments on capital lease obligations	(8)	—	(2,268)
Payments in connection with convertible notes modification	—	—	(4,075)
Proceeds from issuance of capital lease obligations with related party	—	637	—
Proceeds from issuance of common stock	787	20,869	47,181
Net cash provided by financing activities	779	21,506	40,838
Effect of exchange rate changes on cash	202	1,184	(585)
Net increase (decrease) in cash and cash equivalents	2	(14,126)	2,152
Cash and cash equivalents at beginning of period	14,837	28,963	26,811
Cash and cash equivalents at end of period	$ 14,839	$ 14,837	$ 28,963
Supplemental Information:			
Cash paid during the period for:			
Interest expense	$ 4	$ 36	$ 164
Income taxes	$ 348	$ —	$ —
Non-cash investing and financing activities:			
Issuance and modifications of warrants	$ —	$ —	$ 686
Conversion of senior convertible notes into common stock	$ —	$ 4,994	$ 23,121
Investment in equity securities in exchange for equipment	$ —	$ —	$ 658
Reduction in pension liability in connection with sale of subsidiary	$ —	$ 2,122	$ —
Fixed asset purchases included in accounts payable	$ 269	$ 28	$ 110
Pension liability recognized in accumulated other comprehensive income	$ 37	$ 335	$ —
Net issuance of restricted stock awards (restricted stock and restricted stock units)	$ 4,311	$ 4,124	$ 2,812

See accompanying notes.

AVANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

The Company

Avanex Corporation ("the Company", "we", "us" and "our") designs, manufactures and markets fiber optic-based products, known as photonic processors, which are designed to increase the performance of optical networks. The Company sells products to telecommunications system integrators and their network carrier customers. The Company was incorporated in October 1997 in California and reincorporated in Delaware in January 2000.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant estimates made by management include revenue recognition, sales returns provision, bad debt provision, inventory write-downs, warranty provision, impairment of goodwill and other acquired intangible assets, restructuring expenses, tax valuation allowance, and litigation and contingency assessments.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents consist of cash deposited in checking and money market accounts. They are recorded at market value.

Restricted cash is security for certain leasing arrangements.

The Company considers all other highly liquid investment securities to be short-term investments. All of our short-term investments are classified as available-for-sale securities and are carried at fair value, with unrealized gains and losses, if any, included as a component of accumulated other comprehensive income in stockholders' equity.

Interest, dividends, realized gains and losses and any other borrowing-related costs are included in interest and other income (expense). Realized gains and losses are recognized based on the specific identification method.

Fair Value of Financial Instruments

The Company evaluates the estimated fair value of financial instruments using available market information. The use of different market assumptions could have a negative effect on the estimated fair value amounts. The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt approximates the carrying amount due to the relatively short maturity of these items.

Concentration of Credit and Other Risks

Financial instruments, which subject the Company to potential credit risk, consist of demand deposit accounts, money market accounts, short-term investments and accounts receivable. The Company maintains its demand deposit accounts, money market accounts and short-term investments primarily with three financial institutions. The Company invests its excess cash principally in debt securities.

The Company sells its products primarily to large communications equipment vendors. The Company extends collection terms standard within the industry but does not require collateral from its customers. When the Company becomes aware, subsequent to delivery, of a customer's potential inability to meet its payment obligations, the Company records a specific allowance for doubtful accounts. In the last four years, our uncollectible accounts experience has been insignificant. At June 30, 2008, we determined that an allowance was not required. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This may be magnified due to the concentration of its sales to a limited number of customers. The Company has not experienced significant credit losses to date. Concentrations of credit risk exist to the extent of amounts presented in the financial statements.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual costs on a first-in, first-out basis).

The Company writes off the cost of inventory that the Company specifically identifies and considers obsolete or excessive to fulfill future sales estimates. The Company defines obsolete inventory as products that we no longer market, for which there is no demand, or inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to the Company.

In estimating excess inventory, the Company used a range of six-month to twelve-month demand forecasts in fiscal 2008 and 2007. In addition, we assess inventory on a quarterly basis and write-down those inventories which are obsolete or in excess of our forecasted usage to their estimated realizable value. Our estimates of realizable value are based upon our analysis including, but not limited to, forecasted sales by product, expected product life cycle, product development plans and future demand requirements. Our marketing department plays a key role in our excess review process by providing updated sales forecasts, managing product rollovers and working with sub-contract manufacturing to maximize recovery of excess inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or two to four years for computer hardware and software except for enterprise resource planning software, three to five years for production and engineering equipment, and five years for office equipment, furniture and fixtures, and enterprise resource planning software. The Company amortizes capital leases and leasehold improvements using the straight-line method over the lesser of the assets' estimated useful lives or remaining lease terms (typically two to five years).

Goodwill and Intangibles, Net

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) prescribes a two-step process for impairment testing of goodwill. The first step screens for impairment, while the second step, measures the impairment, if any. SFAS 142 requires impairment testing based on reporting units. Management believes that we operate in one segment, which we consider our sole reporting unit. Therefore, goodwill is tested for impairment at the enterprise level. The fair value of the enterprise, which was determined based on our market capitalization at June 30, 2008 and 2007, exceeded its carrying value, and goodwill was determined not to be impaired at June 30, 2008 and 2007. Goodwill at June 30, 2008 and 2007 was $9.4 million.

We periodically review our intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. This could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. Changes to estimated useful lives would impact the amount of amortization expense recorded in earnings.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. We also periodically reassess the estimated remaining useful lives of our long lived assets. As of June 30, 2008, we determined there was no impairment of long-lived assets.

Restructuring Costs

During the past few years, the Company has recorded significant accruals in connection with restructuring programs. Given the significance and complexity of restructuring activities, and the timing of the execution of such activities, the restructuring accrual process involves periodic reassessments of estimates made at the time the original decisions were made, including evaluating real estate market conditions for expected vacancy periods and sub-lease rents. Although these estimates accurately reflect the costs of the restructuring programs, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Pension Benefits

For defined benefit pension plans, liabilities and prepaid expenses are determined using the Projected Unit Credit Method (with projected final salary), and recognizing actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets over the expected average remaining working lives of the employees participating in the plan.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of Financial Accounting Standard Board ("FASB") Statements No. 87, 88, 106, and 132(R)" in fiscal 2007. Upon adoption, the Company recorded an adjustment of $0.3 million to the ending balance of accumulated other comprehensive income for pension benefit plan.

Contingency Accruals

The Company evaluates contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies." If the potential loss from any claim or legal proceedings is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based upon management's judgment and the best information available to management at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation and may revise its estimates.

In addition to product warranties, Avanex, from time to time, in the normal course of business, indemnifies certain customers with whom it enters into contractual relationships. Avanex has agreed to hold the other party harmless against third party claims that Avanex's products, when used for their intended purpose, infringe the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The estimated fair value of these indemnification provisions is minimal. To date, the Company has not incurred any costs related to claims under these provisions, and no amounts have been accrued in the accompanying financial statements.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current period end exchange rates, and revenues and expenses are translated to U.S. dollars using weighted average exchange rates in effect during the period. The gains and losses from the translation of these subsidiaries' financial statements into the U.S. dollar are recorded directly into a separate component of stockholders' equity under the caption "Accumulated Other Comprehensive Income." Currency transaction gains and losses are included in the Company's results of operations.

Accumulated Other Comprehensive Income

SFAS No. 130 "Reporting Comprehensive Income" ("FAS 130") requires that all items required to be recognized under accounting standards as components of comprehensive income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments be reported in the consolidated financial statements. As a result, the Company has reported comprehensive income (loss) within the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss).

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the product has been shipped, risk of loss has been transferred, collectibility is reasonably assured, fees are fixed or determinable, and there are no uncertainties with respect to customer acceptance. In addition, when the Company approves sales returns or becomes aware of disputed sales invoices, the Company records an allowance for estimated sales returns and price adjustments. The Company generally does not accept product returns from customers; however, the Company does sell its products under warranty. Specific warranty terms and conditions vary by customer and region in which the Company does business; however, the warranty period is generally one year.

Stock-Based Compensation

The Company grants stock options and stock purchase rights for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. We adopted SFAS No. 123 (revised 2004), "Share-Based Payment (SFAS 123(R)), effective July 1, 2005. SFAS 123(R) requires the recognition of the fair value of stock compensation in net income. We recognize the stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. For more information, please see Note 12 to Consolidated Financial Statements.

Equity instruments granted to consultants are accounted for under the fair value method using the Black-Scholes option-pricing model and are subject to periodic revaluations over their vesting terms. The expense is recognized as the instruments vest.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. We adopted FIN 48 effective for our fiscal year beginning July 1, 2007 and the adoption did not have a material impact on our consolidated balance sheet and statement of operations for fiscal 2008.

Earnings per Share

Basic net income (loss) per share is calculated using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in the same manner and also gives effect to all dilutive common equivalent shares outstanding during the period using the treasury stock method. Common equivalent shares consist of stock options issued to employees under employee stock option plans and warrants.

Following the close of market on August 12, 2008, we effected a fifteen-for-one reverse stock split of our common stock. Accordingly, each fifteen shares of issued and outstanding Avanex common stock and equivalents as of the close of market on August 12, 2008 was converted into one share of common stock, and the reverse stock split was reflected in the trading price of Avanex's common stock at the opening of market on August 13, 2008. Unless indicated otherwise, all share amounts and per share prices appearing in these consolidated financial statements for all periods presented reflect the reverse stock split.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. Statement 157 is effective for our fiscal year beginning July 1, 2008. We are currently evaluating the impact of the adoption of Statement 157 on our consolidated balance sheet and statement of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in earnings. Statement 159 also establishes additional disclosure requirements. Statement 159 is effective for our fiscal year beginning July 1, 2008. The adoption of Statement 159 will not have a material impact on our consolidated balance sheet and statement of operations.

Note 2. Disposition

On February 28, 2007, the Company entered into a share purchase agreement with Global Research Company, a société à responsibilité limitée incorporated under the laws of France ("GRC"), and Mr. Didier Sauvage, an individual and former employee of the Company (together with GRC, the "Purchasers"), pursuant to which the Company sold ninety percent (90%) of the share capital and voting rights of its wholly owned subsidiary, Avanex France, a société anonyme incorporated under the laws of France, which owned the Company's semiconductor fabs and associated product lines located in Nozay, France, to the Purchasers for the nominal amount of €1.00. The sale closed on April 16, 2007. The Purchasers changed the name of Avanex France to "3S Photonics" following the closing.

The sale involved the divestiture of the Company's laser, terrestrial and submarine pumps and Fiber Bragg Grating product lines. The Company has continued to operate its optical interfaces (OIF) business and optical fiber amplifiers and raman amplifiers business, which were transferred to a new wholly owned subsidiary of the Company in France prior to the closing.

The sale resulted in a loss to the Company of approximately $3.2 million primarily as a result of the approximately $24.9 million cash paid, transaction expenses incurred of approximately $1.0 million, and transfer of approximately $4.3 million of assets, partially offset by approximately $15.9 million of liabilities written-off, the assumption of approximately $6.7 million of liabilities by 3S Photonics, the write-off of cumulative translation gain related to Nozay of approximately $3.3 million, and a reduction of the pension obligation of approximately $1.1 million related to the sale.

In July 2007, the Company and 3S Photonics entered into a Cash Settlement Agreement that finalized the cash payments between the two parties under the share purchase agreement entered into in February 2007. As part of the Cash Settlement Agreement, the Company placed in an escrow account the amount of €2 million to provide for payment of certain vendor liabilities claimed by 3S Photonics. In March 2008, the parties finalized the liabilities and the remaining escrow funds of €1,512,506 were returned to the Company and recognized as a gain on the subsidiary sale.

In July 2007, the Company and 3S Photonics entered into an Amendment Agreement to the Global Distributor Agreement whereby the Company distributed products manufactured by 3S Photonics. The Amendment Agreement provided that the Global Distributor Agreement between the Company and 3S Photonics terminated in April 2008, except for one customer, Alcatel-Lucent, for which 3S Photonics had the right to extend the term of the Global Distributor Agreement for an additional year. This amendment was granted in exchange for a cash payment by 3S Photonics to Avanex. 3S Photonics agreed to provide Avanex with free product or cash under the Global Distributor Agreement in the amount of €415,806 per quarter for six quarters. As a result of the Global Distributor Agreement and legal settlement in June 2008, the Company reduced cost of goods sold by approximately $3.7 million in fiscal 2008.

On December 27, 2007, the Company filed an arbitration claim against 3S Photonics in New York regarding disputes primarily involving the early termination of the Global Distributor Agreement by 3S Photonics and other payment obligations the Company believed 3S Photonics owes to it. 3S Photonics filed a response and counter-claim to the arbitration in which it denied the Company's claim and alleged among other matters that the Company had breached certain contractual agreements resulting in damages to 3S Photonics. In March 2008, 3S Photonics instituted legal proceedings against the Company in the Commercial Court of Evry in France. 3S Photonics alleged that the Company disparaged 3S Photonics by, among other things, issuing a press release announcing that the Company had initiated arbitration proceedings against 3S Photonics relating to the early termination of the Global Distributor Agreement. 3S Photonics alleged damages in excess of €21 million.

In June, 2008, the Company and 3S Photonics settled their dispute. While neither side admitted liability, the two parties agreed to a settlement that included payables, receivables and lost profits under the parties' terminated Global Distributor Agreement, and a release by both parties of all claims asserted against each other. With this resolution, there is no remaining litigation between Avanex and 3S Photonics.

Note 3. Restructuring

A summary of the Company's accrued restructuring liability is as follows (in thousands):

	June 30, 2008	June 30, 2007
Accrued facility closure costs	$ 7,983	$11,106
Less current portion	(2,940)	(2,837)
Non-current portion	$ 5,043	$ 8,269

Accrued Restructuring Liability Related to Acquisitions

In fiscal 2004, the Company acquired the optical components businesses of Alcatel and Corning. As part of the acquisitions, the Company recorded restructuring liabilities at July 31, 2003 with a fair value of $64.1 million relating to future workforce reductions, which were included in the purchase price of the optical components businesses of Alcatel and Corning. During fiscal 2007, the Company made cash payments to participants and to third parties who assumed liabilities of the remaining $3.4 million relating to the 2003 workforce reduction.

Other Restructuring

Over the past several years, the Company has implemented various restructuring programs to realign resources in response to the changes in the industry and customer demand, and the Company continues to assess its current and future operating requirements accordingly. The Company's restructuring programs include centralizing global manufacturing at its operations center in Thailand.

During fiscal 2006, the Company approved a work force reduction of 41 employees due to the re-alignment of our work force as a result of the transfer of most of our manufacturing operations to third-party contract manufacturers. The reduction in force was completed in October 2006. The costs associated with this restructuring consisted primarily of severance costs of $1.7 million.

The restructurings have resulted and will result in, among other things, a significant reduction in the size of the Company's workforce, consolidation of its facilities and increased reliance on outsourced, third-party manufacturing.

The following table summarizes changes in accrued restructuring for fiscal 2008 and 2007, excluding accruals related to the acquisitions noted above (in thousands):

	Accrued Liability at June 30, 2007	Additional Accruals During Fiscal 2008	Cash Payments During Fiscal 2008	Recovery During Fiscal 2008	Accrued Liability at June 30, 2008
Workforce reduction, fiscal 2004	$ —	$ —	$ —	$ —	$ —
Workforce reduction, fiscal 2005	11	—	(11)	—	—
Workforce reduction, fiscal 2006	—	—	—	—	—
Abandonment of excess leased facilities	11,095	615	(2,948)	(779)	7,983
Total	$11,106	$ 615	$(2,959)	$(779)	$7,983

	Accrued Liability at June 30, 2006	Additional Accruals During Fiscal 2007	Cash Payments During Fiscal 2007	Recovery During Fiscal 2007	Accrued Liability at June 30, 2007
Workforce reduction, fiscal 2004	$ 542	$ —	$ (542)	$ —	$ —
Workforce reduction, fiscal 2005	2,828	320	(3,135)	(2)	11
Workforce reduction, fiscal 2006	62	—	(60)	(2)	—
Abandonment of excess leased facilities	12,708	1,278	(2,803)	(88)	11,095
Total	$16,140	$1,598	$(6,540)	$ (92)	$11,106

Note 4. Net Income (Loss) per Share

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended June 30,		
	2008	2007	2006
Net income (loss)	$ 4,720	$(30,605)	$(54,692)
Shares used to compute basic net income (loss) per share	15,242	14,196	10,882
Potentially dilutive shares used to compute net income per share on a diluted basis	128	—	—
Shares used to compute diluted net income (loss) per share	15,370	14,196	10,882
Net income (loss) per share:			
Basic	$ 0.31	$ (2.16)	$ (5.03)
Diluted	$ 0.31	$ (2.16)	$ (5.03)

During the periods presented, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive. The anti-dilutive securities are as follows:

	Balance at June 30		
	2008	2007	2006
Employee stock options	811,080	887,175	842,804
8% convertible notes	—	—	410,767
Warrants attached to 8% convertible notes	—	529,201	578,512
Warrants granted to landlord	4,000	4,000	4,000
Warrants attached to March 2006 equity securities offering	489,315	489,315	481,500
Warrants attached to March 2007 equity securities offering	179,917	179,917	—
	1,484,312	2,089,608	2,317,583

Note 5. Consolidated Balance Sheet Detail

Cash, Cash Equivalents, and Short-term Investments

The Company generally invests its excess cash in debt instruments of the U.S. Treasury, government agencies, and corporations with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. To date, the Company has not experienced any significant losses on its debt investments.

The table below summarizes the amortized cost, fair value and gross unrealized gains and losses related to available-for-sale securities, aggregated by security type. All of our investments have maturity dates of one year or less from the date of purchase.

Cash, Cash equivalents, and short-term investments consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2008				
Cash	$10,106	$—	$—	$10,106
Cash Equivalents—Money Market Funds	4,733	—	—	4,733
Restricted cash—Certificates of Deposit and United States Government Agencies	3,776	—	—	3,776
Short-term Investments:				
Commercial Paper	7,981	1	—	7,982
United States Government Agencies	32,653	2	(47)	32,608
Subtotal, short-term investments	40,634	3	(47)	40,590
Total cash, cash equivalents and short-term investments	$59,249	$ 3	$(47)	$59,205
June 30, 2007				
Cash	$14,661	$—	$—	$14,661
Cash Equivalents—Money Market Funds	176	—	—	176
Restricted cash—Certificates of Deposit and United States Government Agencies	3,620	—	—	3,620
Short-term Investments:				
Certificates of Deposit	11	—	—	11
Commercial Paper	17,060	—	(1)	17,059
United States Government Agencies	4,019	—	(5)	4,014
Corporate Notes	3,272	1	—	3,273
Corporate Bonds	2,580	—	(9)	2,571
Foreign Debt Securities	2,013	1	—	2,014
Subtotal, short-term investments	28,955	2	(15)	28,942
Total cash, cash equivalents and short-term investments	$47,412	$ 2	$(15)	$47,399

Inventory

Inventories, net, consist of the following (in thousands):

	June 30, 2008	June 30, 2007
Raw materials	$ 7,981	$ 4,781
Work-in-process	360	591
Finished goods	7,638	9,816
	$15,979	$15,188

The Company recorded charges to cost of revenue of $4.7 million for excess and obsolete inventory in fiscal 2008, $12.9 million in fiscal 2007, and $12.8 million in fiscal 2006. The write-off was primarily due to lower demand for certain products and lower expected usage of previously purchased inventory. Management did not believe it could fully recover the purchase price of this inventory in the future.

The Company sold inventory previously written-off with original cost totaling $2.9 million in fiscal 2008, $1.2 million in fiscal 2007 and $0.2 million in fiscal 2006. The majority of this inventory sold in each year had been written-off in a prior year. As a result, cost of revenue associated with the sale of this inventory was zero.

Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	
	2008	2007
VAT receivable and research tax credit receivable	$2,424	$1,213
Prepaid insurance	305	493
Prepaid rent	—	10
Billings to contract manufacturers	2,714	3,302
Prepaid expenses and other assets	1,043	698
	$6,486	$5,716

Property and Equipment

Property and equipment consist of the following (in thousands):

	June 30,	
	2008	2007
Computer hardware and software	$ 9,893	$ 9,217
Production and engineering equipment	39,813	34,537
Office equipment, furniture and fixtures	1,360	971
Leasehold improvements	1,852	1,791
Total acquisition cost	52,918	46,516
Accumulated depreciation and amortization	(45,229)	(40,616)
Net book value	$ 7,688	$ 5,900

Warranties

In general, the Company provides a product warranty for one year from the date of shipment. The Company accrues for the estimated costs of product warranties during the period in which revenue is recognized. The Company estimates the costs of its warranty obligations based on its historical experience and expectation of future conditions. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product warranty accrual for fiscal 2008, fiscal 2007 and fiscal 2006 are as follows (in thousands):

	Years Ended June 30,		
	2008	2007	2006
Balance at beginning of year	$ 873	$ 1,799	$ 5,268
Accrual for sales during the year	197	1,334	1,826
Cost of warranty repair	(444)	(906)	(877)
Change in estimate and expiration for prior provisions	—	(1,354)	(4,418)
Balance at end of year	$ 626	$ 873	$ 1,799

During fiscal 2007, the Company determined that the pattern for replacement as opposed to repair had shifted resulting in decreases to previous estimates for product warranty costs.

Other Accrued Expenses and Deferred Revenue

Other accrued expenses and deferred revenue consist of the following (in thousands):

	June 30, 2008	June 30, 2007
Accrued escrow agreement	$ —	$2,700
Professional services	1,243	1,899
Other accruals	2,138	1,196
Taxes—foreign income, sales & use, and other taxes	1,511	843
Contract manufacturer contingent liability	320	981
Deferred revenue	442	508
Building deposits owed to third parties	97	439
Accrued severance	142	230
Total	$5,893	$8,796

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of the following (in thousands):

	June 30, 2008	June 30, 2007
Unrealized loss on investments	$ (44)	$ (13)
Cumulative translation adjustment	949	742
Net actuarial gain	372	335
Total	$1,277	$1,064

Note 6. Other Intangibles

The following table reflects the carrying amount of intangible assets at June 30, 2008 and June 30, 2007 (in thousands):

	Weighted-Average Life, in Quarters	Net Carrying Amount, June 30, 2006	Less Fiscal 2007 Amortization	Net Carrying Amount, June 30, 2007	Acquisition	Less Fiscal 2008 Amortization	Net Carrying Amount, June 30, 2008
Purchased technology	12	$3,034	$(2,475)	$559	$300	$(659)	$200
Supply agreement	—	136	(136)	—	—	—	—
Other	8	76	(76)	—	226	(112)	114
		$3,246	$(2,687)	$559	$526	$(771)	$314

The amortization of other intangible assets is expected to be $314,000 in fiscal 2009.

Note 7. Related Party Transactions

On July 31, 2003, Alcatel (now known as Alcatel-Lucent) was issued 28% of the Company's common stock and Corning was issued 17% of the Company's common stock on a post-transaction basis. On October 29, 2007, the Pirelli Group acquired all the shares of the Company's common stock then held by Alcatel-Lucent. As of June 30, 2008, Pirelli and Corning owned shares representing 12% and zero percent, respectively, of the outstanding shares of Avanex common stock. The Company sells products to and purchases raw materials and components from the Pirelli Group and Alcatel-Lucent in the regular course of business. Additionally, Alcatel-Lucent and Corning provided certain administrative and other transitional services to the Company.

Amounts sold to and purchased from related parties were as follows (in thousands):

	Year Ended June 30,		
	2008*	2007**	2006***
Related party transactions			
Sales to related parties	$18,273	$61,375	$43,890
Purchases from/services provided to related parties in cost of revenue	991	491	2,726
Administrative and transitional services purchased from/provided to related parties; fiscal 2007 and 2006 amounts include facilities rent credits	—	615	951
Royalty income	—	—	190

* On October 29, 2007, the Pirelli Group acquired all the shares of the Company's common stock held by Alcatel-Lucent. Thus, related party transactions for the year ended June 20, 2008 include Alcatel-Lucent through October 29, 2007, and the Pirelli Group from October 20, 2007 to June 30, 2008.

** On November 30, 2006, the merger of Alcatel and Lucent was completed and the combined company was named "Alcatel-Lucent." As a result, we have included both Alcatel and Lucent transactions in the related party disclosure beginning December 1, 2006.

*** On December 31, 2005, Corning no longer owned shares in Avanex. As a result, we have only included transactions with Corning in the related party disclosure for fiscal 2006.

Amounts due from and due to related parties (in thousands):

	June 30,	
	2008*	2007**
Due from related parties	$ 85	$14,381
Due to related parties	$110	$ 2,144

* On October 29, 2007, the Pirelli Group acquired all the shares of the Company's common stock held by Alcatel-Lucent. Thus, as of June 30, 2008, the Pirelli Group is a related party, and as of June 30, 2007, Alcatel-Lucent is a related party.

** On November 30, 2006, the merger of Alcatel and Lucent was completed and the combined company was named "Alcatel Lucent." As a result, we have included both Alcatel and Lucent transactions in the related party disclosure beginning December 1, 2006.

Receivables due from related parties at June 30, 2008 are amounts owed by the Pirelli Group contractually payable to the Company.

Note 8. Commitments and Contingencies

Operating Leases

In September 1999 and April 2000, the Company entered into operating leases for its corporate headquarters and manufacturing facility. Upon the expiration of each lease in October 2009 and April 2010, the Company has an option to extend the respective lease term for an additional five-year period. In July 2004, the Company assumed certain operating leases in Europe in connection with its acquisitions. The Company also has an operating lease for certain facilities in Newark, California which the Company no longer occupies. The remaining lease obligation is included in accrued restructuring costs.

Future minimum lease payments under non-cancelable operating leases having initial terms in excess of one year as of June 30, 2008 are as follows (in thousands):

	Total Cash Obligation	Amount Included in Accrued Restructuring Liability	Sublease Payments	Future Expense
Years ending June 30,				
2009	$ 5,779	$(2,940)	$(1,012)	$1,827
2010	4,631	(2,690)	(695)	1,246
2011	3,114	(2,353)	(80)	681
2012	182	—	—	182
2013	—	—	—	—
Remaining years	—	—	—	—
Total minimum lease payments	$13,706	$(7,983)	$(1,787)	$3,936

Amounts shown in the above table are net of sublease income. The Company's rental expense under operating leases was $2.8 million, $2.5 million and $7.3 million for the years ended June 30, 2008, 2007 and 2006, respectively.

Contingencies

From time to time, in the normal course of business, Avanex indemnifies certain customers with whom it enters into contractual relationships. Avanex has agreed to hold the other party harmless against third party claims that Avanex's products, when used for their intended purpose, infringe the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The estimated fair value of these indemnification provisions is minimal. To date, the Company has not incurred any costs related to claims under these provisions, and no amounts have been accrued in the accompanying financial statements.

In addition, from time to time, Avanex is subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties assert patent or trademark infringement claims against Avanex in the form of letters and other forms of communication. Avanex does not believe that any of these legal proceedings or claims is likely to have a material adverse effect on its consolidated results of operations, financial condition, or cash flows. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect Avanex's future results of operations, cash flows, or financial position in a particular period.

IPO Class Action Lawsuit

On August 6, 2001, Avanex, certain of its officers and directors, and various underwriters in its initial public offering ("IPO") were named as defendants in a class action filed in the United States District Court for the Southern District of New York, captioned Beveridge v. Avanex Corporation et al., Civil Action No. 01-CV-7256. This action and other subsequently filed substantially similar class actions have been consolidated into In re Avanex Corp. Initial Public Offering Securities Litigation, Civil Action No. 01 Civ. 6890. The consolidated amended complaint in the action generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Avanex's IPO. Plaintiffs have brought claims for violation of several provisions of the federal securities laws against those underwriters, and also against Avanex and certain of its directors and officers, seeking unspecified damages on behalf of a purported class of purchasers of Avanex's common stock between February 3, 2000 and December 6, 2000. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 40 investment banks and 250 other companies. All of these "IPO allocation" securities class actions currently pending in the Southern District of New York have been assigned to Judge Shira A. Scheindlin for coordinated pretrial proceedings as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 9, 2002, the claims against Avanex's directors and officers were dismissed without prejudice pursuant to a tolling agreement. The issuer defendants filed a coordinated motion to dismiss all common pleading issues, which the Court granted in part and denied in part in an order dated February 19, 2003. The Court's order did not dismiss the Section 10(b) or Section 11 claims against Avanex.

In June 2004, a stipulation of settlement and release of claims against the issuer defendants, including Avanex, was submitted to the Court for approval. In August 2005, the Court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. The case involving Avanex is not one of the six test cases. Because class certification was a condition of the settlement, it was unlikely that the settlement would receive final Court approval. On June 25, 2007, the Court entered an order terminating the proposed settlement based upon a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints and moved for class certification in the six focus cases, which the defendants in those cases have opposed. On March 26, 2008, the Court largely denied the defendants' motion to dismiss the amended complaints. It is uncertain whether there will be any revised or future settlement. If a settlement does not occur, and litigation against Avanex continues, Avanex believes it has meritorious defenses and intends to defend the action vigorously. Nevertheless, an unfavorable result in litigation may result in substantial costs and may divert management's attention and resources, which could harm our business, financial condition, results of operations or cash flow in a particular period.

Section 16(b) Demand

On October 3, 2007, a purported Avanex shareholder filed a complaint for violation of Section 16(b) of the Securities Exchange Act of 1934, which prohibits short-swing trading, against the Company's IPO underwriters. The complaint, Vanessa Simmonds v. Morgan Stanley, et al., Case No. C07-01568, filed in District Court for the Western District of Washington, seeks the recovery of short-swing profits. The Company is named as a nominal defendant. No recovery is sought from the Company.

Note 9. Pension and Post-Retirement Benefits Other Than Pension Plans

With the acquisition of the optical components business of Alcatel, Avanex assumed a defined benefit pension plan covering the employees in France. The benefit obligation recorded on acquisition (project benefit obligation) was actuarially determined. The Company has not funded any of the benefit obligation as of June 30, 2008 and 2007.

Adoption of SFAS No. 158

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position using prospective application. SFAS No.158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

The Company adopted SFAS No. 158 in fiscal 2007. Upon adoption, the Company recorded an adjustment of $0.3 million to the ending balance of accumulated other comprehensive income for pension benefit plan.

The following table provides the incremental effect of applying SFAS No. 158 on the Consolidated Balance Sheets as of June 30, 2007 for the pension plan:

	Before Application of SFAS No. 158	Adjustments Due to SFAS No. 158	After Application of SFAS No. 158
		(In thousands)	
Pension liability	$ 560	$(335)	$ 225
Total liabilities	$63,253	$(335)	$62,918
Accumulated other comprehensive income (loss)	$ 729	$ 335	$ 1,064
Total shareholders' equity	$71,747	$ 335	$72,082

Pension Benefit Plan

The following table provides information about changes in the benefit obligation and amounts recognized on the Consolidated Balance Sheets and in accumulated other comprehensive income:

	Pension Benefits 2008	Pension Benefits 2007
	(In thousands)	
Change in benefit obligation:		
Beginning balance	$225	$1,062
Service cost	13	69
Interest cost	12	51
Actuarial loss (gain)	(68)	(9)
Curtailment/settlement	—	(998)
Exchange rate changes	41	50
Ending balance	$223	$ 225
Amounts recognized on the consolidated balance sheets consist of:		
Other long term obligations	$223	$ 225
Accumulated other comprehensive income	427	335
Net amount recognized	$650	$ 560

The change in accumulated other comprehensive income includes the actuarial gain/loss, as well as foreign exchange gain/loss on accumulated other comprehensive income for $55,000 as of June 30, 2008.

Components of net periodic benefit (gain)/cost for pension benefits were as follows:

	Year ended June 30, 2008	Year ended June 30, 2007
	(In thousands)	
Pension benefit:		
Service cost	$ 13	$ 69
Interest cost	12	51
Amortization of actuarial gain	(31)	—
Settlement associated with sale of subsidiary	—	(998)
Effect of settlement on actuarial gain	—	(1,371)
Net periodic benefit (gain) cost	$ (6)	$(2,249)

Contributions and Estimated Future Benefit Payments

To date, the Company has made no contribution to its pension plan. The Company does not have significant statutory or contractual funding requirements for the qualified defined benefit plan.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefit
	(In thousands)
Year	
2009 – 2013	$—
2014 – 2018	209
2019	97
Total	$306

Weighted Average Assumptions Used

Weighted average assumptions used to determine benefit obligations at June 30, 2008 and June 30, 2007 were as follows:

	Pension Benefits	
	2008	2007
Discount rate	5.20%	4.65%
Rate of compensation increase	3.5%	2.5%
Expected residual active life (in years)	11.0	9.3

Assumed discount rates are used in measurements of the projected, accumulated and vested benefit obligations and the service and interest cost components of net periodic pension cost. Management makes estimates of discount rates to reflect the rates at which the pension benefits could be effectively settled. In making those estimates, management evaluates rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

Note 10. Financing Arrangements

Senior Convertible Notes and Capital Lease Obligations

Senior Convertible Notes

On May 19, 2005, the Company closed a private placement of $35 million of the Company's 8.0% senior secured convertible notes and warrants to purchase common stock. On November 8, 2005, certain terms of the May 2005 convertible note financing were amended pursuant to Amendment Agreements entered into between Avanex and each holder of such notes, and the Company issued amended and restated notes and amended and restated warrants.

During fiscal 2006, the amortization of prepaid interest, accretion of notes discount and the increase in the valuation of the Company's warrants prior to their registration totaled $3.8 million. Unaccreted discount was $1.0 million at June 30, 2006.

During fiscal 2006, holders of $29.5 million of the outstanding Amended and Restated Notes converted to common stock. At June 30, 2006, the notes balance was $5.5 million at face value, and $4.6 million net of unaccreted discount.

During fiscal 2007, holders of the remaining $5.5 million of the Amended and Restated Notes converted to common stock. Accordingly, as of June 30, 2008, the Company does not have any outstanding Notes.

Capital Lease Obligations

Payments due under capital lease agreements for equipment as of June 30, 2008 are as follows (in thousands):

	Total Cash Obligation
Year ending June 30, 2009	$15
Less: Amounts representing interest	(2)
Present value of net minimum lease payments	$13

The Company leases certain equipment and other fixed assets under capital lease agreements. The assets and liabilities under the capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under capital leases are amortized over the shorter of the lease term or useful life of the assets. At June 30, 2007 and 2008, the Company had minimal capital lease obligations.

Note 11. Stockholders' Equity

Following the close of market on August 12, 2008, we effected a fifteen-for-one reverse stock split of our common stock. Accordingly, each fifteen shares of issued and outstanding Avanex common stock and equivalents as of the close of market on August 12, 2008 was converted into one share of common stock, and the reverse stock split was reflected in the trading price of Avanex's common stock at the opening of market on August 13, 2008. Unless indicated otherwise, all share amounts and per share prices appearing in the consolidated financial statements reflect the reverse stock split.

Securities Purchase Agreements

On March 6, 2006, the Company entered into a Securities Purchase Agreement with certain buyers who were parties to the agreement for the sale of 1.6 million registered shares of common stock at a price per share of $30.00 for an aggregate purchase price of approximately $48.1 million. The investors also received warrants to purchase up to an aggregate of 0.5 million shares of common stock at an exercise price of $40.95 per share, subject to adjustment for antidilution, exercisable on or before March 9, 2010.

The number of shares deliverable upon exercise of the warrants and the exercise price of the warrants are each subject to adjustment whenever we issue or sell certain of our equity securities for a consideration per share less than a price equal to the applicable exercise price of the warrants. In connection with the Company's March 1, 2007 financing, the holders of such warrants received an antidilution adjustment pursuant to the terms of such warrants resulting in up to 7,815 additional shares being issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $40.95 per share to $40.30 per share.

The net proceeds from the sale of the shares of common stock were $44.7 million, after deducting a placement fee and the Company's offering expenses. In addition, if the warrants issued to the investors are exercised in full for cash, the Company will receive an additional $18.5 million in net proceeds.

On March 1, 2007, the Company sold 719,670 shares of common stock of Avanex at a price per share of $27.79 for an aggregate purchase price of $20 million. In connection with the sale, the investor received a warrant to purchase up to an additional 179,918 shares of common stock. The warrant is exercisable at an exercise price of $32.18 per share through March 1, 2011.

Shares Reserved

Common stock reserved for future issuance is as follows:

	June 30, 2008
Stock Option:	
Options outstanding	909,126
Restricted stock units outstanding	235,260
Reserved for future grants	1,525,609
Employee stock purchase plan	176,456
Officer and director share purchase plan	132,851
Warrants	673,232
Total shares reserved for future issuance	3,652,534

Note 12. Stock-based Compensation

Stock Option and Stock Rights Plans

The Company adopted the 1998 Stock Plan, which has been amended (the "Option Plan"), under which officers, employees, directors, and consultants may be granted options to purchase shares of the Company's common stock. The Option Plan permits options to be granted at an exercise price of not less than the fair value on the date of grant as determined by the Board of Directors. Options are generally granted with ten-year terms and four-year vesting periods.

The authorized shares under the Option Plan automatically increase each July 1 by an amount equal to the lesser of (i) 400,000 shares, (ii) 4.9% of the Company's outstanding shares, or (iii) a smaller amount determined by the Company's Board of Directors. A total of 1,460,056 shares of the Company's common stock have been reserved for future issuance under the Option Plan as of June 30, 2008.

The Option Plan also permits the Company to grant restricted stock units to employees. During fiscal 2008, the Company granted restricted stock units to employees that vest over periods of two to four years.

In January 2000, the Company adopted the 1999 Director Option Plan, which has been amended (the "Director Plan"). Non-employee directors are entitled to participate in the Director Plan. The Director Plan provides for an automatic initial grant of an option to purchase 5,333 shares of Avanex common stock to each non-employee director on the date when a person first becomes a non-employee director. Each initial option grant will vest as to 25% of the shares subject to the option on each anniversary of its date of grant. After each initial option grant, each non-employee director will automatically be granted an option to purchase 1,333 shares of Avanex common stock each year on the date of the Company's annual stockholder's meeting. These options will vest and become fully exercisable on the anniversary of the date of grant. Option grants generally have a term of 10 years. The exercise price of all options will be the fair market value per share of Avanex common stock on the date of grant. After the initial grant, each non-employee director will automatically be granted 667 Restricted Stock Units each year on the date of the Company's annual stockholders' meeting. The Restricted Stock Unit grants will fully vest and become 100% payable on the anniversary of the date of grant.

The Director Plan also provides for automatic annual increases each July 1, by an amount equal to the lesser of (i) 10,000 shares, (ii) 0.25% of the outstanding shares on that date, or (iii) a smaller amount determined by the Company's Board of Directors. A total of 40,220 shares of the Company's common stock have been reserved for future issuance under the Director Plan as of June 30, 2008.

Determining Fair Value

Valuation and amortization method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term—Through December 31, 2007, the Company's expected term was based on the SEC Staff Accounting Bulletin 107 simplified method. Beginning January 1, 2008, the Company has estimated the time-to-exercise based on historical exercise patterns of employee and director populations.

Expected Volatility—The Company's volatility factor is estimated using the Company's stock price history.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends in the future.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards does not correspond with the terms for which interest rates are quoted, the Company performs a straight-line interpolation to determine the rate from the available term maturities.

Fair Value—Fair value of the Company's stock options granted to employees for the years ended June 30, 2008 and 2007 was estimated using the following weighted-average assumptions:

	Year Ended June 30,		
	2008	2007	2006
Option Plan Shares:			
Expected term (in years)	6.06	6.25	6.25
Volatility	76.2%	77.0%	80.0%
Expected dividend	0%	0%	0%
Risk-free interest rate	3.62%	4.70%	4.63%
Weighted-average fair value	$15.50	$18.66	$21.67
ESPP Shares:			
Expected term (in years)	1.00	1.00	1.00
Volatility	64.8%	79.0%	79.5%
Expected dividend	0%	0%	0%
Risk-free interest rate	3.07%	4.93%	4.31%
Weighted-average fair value	$12.08	$12.86	$11.99

Stock Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Year Ended June 30,		
	2008	2007	2006
Cost of sales	$1,051	$ 1,110	$ 422
Research and development	2,097	2,292	1,321
Sales and marketing	884	854	451
General and administrative	2,007	2853.0	2,258
Total stock-based compensation expense	$6,039	$ 7,109	$4,452

At June 30, 2008, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plans but not yet recognized was approximately $9.6 million, net of estimated forfeitures of $4.2 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 2.7 years and will be adjusted for subsequent changes in estimated forfeitures.

Stock Option Activity

The Company issues new shares of common stock upon exercise of stock options. The following is a summary of option activity for Avanex's stock option plans:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value, in thousands
Outstanding at July 1, 2005	1,309,332	$76.24	4.3	$2,010
Granted	177,286	$26.42		
Exercised	(103,408)	$20.36		
Forfeitures and cancellations	(540,406)	$75.82		
Outstanding at June 30, 2006	842,804	$72.88	7.6	$1,986
Granted	228,170	$25.80		
Exercised	(23,667)	$15.38		
Forfeitures and cancellations	(160,132)	$68.32		
Outstanding at June 30, 2007	887,175	$63.13	6.6	$1,889
Granted	216,436	$22.47		
Exercised	(25,321)	$15.71		
Canceled	(169,164)	$51.01		
Outstanding at June 30, 2008	909,126	$57.02	5.1	$ 269
Vested and expected to vest at June 30, 2008	849,273	$59.39	5.0	$ 240
Exercisable at June 30, 2008	569,840	$76.62	4.1	$ 136

Range of Exercise Prices	Number Outstanding As of June 30, 2008	Average Remaining Contractual Term, in Years	Weighted Average Exercise Price	Number Exercisable, As of June 30, 2008	Weighted Average Exercise Price
$ 5.85 – $ 16.50	98,046	6.72	$ 13.76	53,550	$ 13.96
$ 16.51 – $ 23.85	90,359	8.37	$ 20.62	23,995	$ 20.36
$ 24.15 – $ 24.15	2,366	9.22	$ 24.15	0	$ 0.00
$ 24.60 – $ 24.60	169,641	3.93	$ 24.60	33,609	$ 24.60
$ 25.20 – $ 29.70	95,793	7.99	$ 27.81	34,958	$ 27.93
$ 30.90 – $ 34.80	98,234	1.73	$ 34.15	86,023	$ 34.48
$ 34.95 – $ 43.20	91,869	6.20	$ 39.89	77,651	$ 39.55
$ 44.25 – $ 59.25	122,443	5.05	$ 54.48	119,679	$ 54.65
$ 60.00 – $ 87.75	91,746	3.63	$ 71.37	91,746	$ 71.37
$ 96.90 – $2,088.75	48,629	2.04	$442.09	48,629	$442.09
	909,126	5.13	$ 57.02	569,840	$ 76.62

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock. During the years ended June 30, 2008, 2007 and

2006, the aggregate intrinsic value of options exercised under the Company's stock option plans was $274,000, $338,000 and $915,000, respectively. Intrinsic value was determined as of the date of option exercise.

Under the Option Plan, the Company may also grant share purchase rights either alone, in addition to, or in tandem with other awards granted under the Option Plan and/or cash awards granted outside the Option Plan. Exercise of these share purchase rights are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions may give the Company the right to repurchase the shares at the original sales price. This right expires at a rate determined by the Board of Directors, generally at a rate of 25% after one year and 1/48 per month thereafter. There were 1,800 share purchase rights issued in the year ended June 30, 2006, and there were no share purchase rights issued in the years ended June 30, 2008 and 2007. As of June 30, 2008, 2007 and 2006, no shares were subject to repurchase.

The weighted-average fair value of stock options granted during fiscal 2008, 2007 and 2006 were $15.50, $18.66 and $21.67 per share, respectively.

Restricted Stock Unit Activity

The Company issues new shares of common stock upon the vesting of restricted stock units. The following is a summary of activity for Avanex's restricted stock unit awards granted under its option plans:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value, in thousands	Weighted Average Grant Date Fair Value
Outstanding at July 1, 2005	—				
Awarded	395,217	$0.015			
Released	(77,105)	$0.015			
Forfeited	(46,886)	$0.015			
Outstanding at June 30, 2006	271,226	$0.015	2.5	$7,154	$26.83
Awarded	213,560	$0.015			
Released	(151,619)	$0.015			
Forfeited	(52,568)	$0.015			
Outstanding at June 30, 2007	280,599	$0.015	1.3	$7,575	$24.60
Awarded	217,994	$0.015			$26.03
Released	(193,562)	$0.015			$22.27
Forfeited	(69,771)	$0.015			$24.62
Outstanding at June 30, 2008	235,260	$0.015	1.5	$3,877	$25.37
Vested and expected to vest at June 30, 2008	200,032	$0.015	1.4	$3,296	

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock. During the years ended June 30, 2008, 2007 and 2006, the aggregate intrinsic value of restricted stock units vested under the Company's stock option plans was $4.3 million, $4.1 million and $2.8 million, respectively. Intrinsic value was determined as of the date of restricted stock unit release.

1999 Employee Stock Purchase Plan

In January 2000, the Company adopted the 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") for its employees. The Stock Purchase Plan permits participants to purchase the Company's common stock through payroll deductions of up to 10% of the participant's compensation. The maximum number of shares a participant may purchase during each offering period is 200 shares. The price of common stock purchases will be 85% of the lower of the fair market value at the beginning of the offering period and the ending of the offering period.

The Stock Purchase Plan provides for automatic annual increases each July 1, to shares reserved for issuance by an amount equal to the lesser of (i) 50,000 shares, (ii) 1% of the outstanding shares on that date, or (iii) a smaller amount determined by the Company's Board of Directors. A total of 176,456 shares of the Company's common stock have been reserved for future issuance under the Stock Purchase Plan as of June 30, 2008.

Employee Stock Purchase Plan ("ESPP") Information

In connection with our ESPP, the following shares were issued during the years ended June 30, 2008, 2007 and 2006:

	Year Ended June 30,		
	2008	2007	2006
Number of shares issued	31,383	28,456	39,149
Weighted-average purchase price	$ 12.08	$ 12.86	$ 11.99

During the years ended June 30, 2008, 2007 and 2006, the aggregate intrinsic value of shares purchased under the Company's ESPP was $182,000, $326,000 and $143,000, respectively.

Officer and Director Share Purchase Plan

In April 2008, the Company adopted the Officer and Director Share Purchase Plan ("ODPP") for its executive officers and directors. The ODPP permits participants to purchase shares of the Company's common stock at fair market value in lieu of salary or, in the case of directors, retainer fees. Eligible individuals will voluntarily participate in the ODPP by authorizing payroll deductions or, in the case of directors, deductions from retainer fees for the purpose of purchasing Avanex shares. Elections to participate in the ODPP may only be made during open trading windows under the Company's insider trading policy when the participant does not otherwise possess material non-public information concerning the Company. The Board of Directors has authorized 133,333 shares to be made available for purchase by officers and directors under this ODPP which commenced in May 2008.

A total of 132,851shares of the Company's common stock have been reserved for future issuance under the Officer and Director Share Purchase Plan as of June 30, 2008.

In connection with our ODPP, the following shares were issued during the year ended June 30, 2008:

	Year Ended June 30, 2008
Number of shares issued	482
Weighted-average purchase price	$16.56

Note 13. Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of income (loss) before income taxes were as follows (in thousands):

	Year Ended June 30,		
	2008	2007	2006
Domestic	$ (5,138)	$(22,206)	$(46,680)
Foreign	10,785	(7,935)	(8,012)
Total	$ 5,647	$(30,141)	$(54,692)

The reconciliation of income tax expense (benefit) at the statutory federal income tax rate of 34% to net income tax provision included in the statement of operations for the years ended June 30, 2008, 2007 and 2006 are as follows (in thousands):

	Year Ended June 30,		
	2008	2007	2006
U.S. Fed taxes (benefit) at statutory rate	$ 1,919	$(10,272)	$(18,595)
State income taxes, net of federal benefit	20	—	—
Foreign loss not benefited	729	2,544	2,712
FAS 123 (R) adoption	—	—	12,450
Expiring NOLs	—	215	—
Change in valuation allowance	(1,472)	7,947	2,868
Credits	(591)	—	—
Other	322	30	565
Total	$ 927	$ 464	$ —

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	June 30,		
	2008	2007	2006
Deferred Tax Assets:			
NOL's	$ 121,503	$ 94,252	$ 153,194
Tax credit carryforwards	6,939	5,646	5,076
Inventory reserves	5,556	10,515	9,993
Restructuring charges	2,912	4,029	4,845
Other	10,561	9,490	5,965
Intangibles	1,056	2,332	822
Total deferred tax assets	148,527	126,264	179,895
Valuation allowance	(148,527)	(126,264)	(179,895)
Net Deferred Tax Assets	$ —	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased (decreased) by $22.3 million and ($53.6) million during June 30, 2008 and June 30, 2007, respectively.

As of June 30, 2008, the Company had net operating loss carry forwards for federal income tax purposes of approximately $305 million which expire in the years 2012 through 2028 and federal research and development tax credits of approximately $5.9 million which expire in years 2013 through 2028. The Company also had state net operating loss carry forwards of approximately $111.3 million which expire in the years 2009 through 2028 and state research and development tax credits of approximately $7.4 million which have no expiration. The Company had net operating loss carry forwards for foreign income tax purposes of approximately $78.7 million.

As of June 30, 2007, insufficient evidence was available to recognize certain foreign net operating losses or loss carry forwards, therefore a portion of the foreign net operating losses was derecognized with a corresponding offset to the valuation allowance. During fiscal 2008, the Company obtained sufficient evidence to support the inclusion of the foreign net operating losses. Thus, as of June 30, 2008, the Company included a portion of the formerly derecognized NOL's in its deferred tax asset schedule with a corresponding offset to the valuation allowance.

Utilization of the net operating losses may be subject to substantial annual limitation due to federal and state ownership limitations. The utilization of net operating losses is subject to Section 382 limitation resulting from changes in ownership of the Company.

Effective July 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" or SFAS No. 109. The first step, "Recognition" requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. The second step, "Measurement" is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. As the Company had recorded a full valuation allowance against its deferred tax assets, there was no cumulative effect of adopting FIN No. 48. Upon adoption, the total amount of gross unrecognized tax benefits was $6.3 million.

At June 30, 2008, we had approximately $6.4 million in total unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at July 1, 2007	$ 6,325
Additions based on tax positions related to the current year	28
Reductions based on tax positions related to prior years	—
Settlements	—
Balance at June 30, 2008	$ 6,353

At June 30, 2008, the total unrecognized tax benefits of $6.4 million consist of approximately $6.4 million of unrecognized tax benefits that have been netted against the related deferred tax assets. None of the unrecognized tax benefit will impact the rate in future years until the Company releases its valuation allowance.

We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. There were no interest and penalties accrued upon the adoption of FIN No. 48 on July 1, 2007 nor at June 30, 2008.

We file income tax returns in the United States on a federal basis, in California and various foreign jurisdictions. The tax years 2001 to 2006 remain open to examination in the United States and California which are the major taxing jurisdictions in which we are subject to tax.

Note 14. Market Sales, Export Sales, Significant Customers, and Concentration of Supply

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews the Company's financial information presented on a consolidated basis substantially similar to the accompanying consolidated financial statements. Therefore, the Company has concluded that it operates in one segment, to manufacture and market photonic processors, and accordingly has provided only the required enterprise wide disclosures. The Company has adopted a matrix management organizational structure, whereby management of worldwide activities is on a functional basis.

Customers who represented 10% or more of our net revenue or accounts receivable were as follows:

	Percentage of Net Revenue for the Year ended June 30,			Percent of Accounts Receivable at June 30,	
	2008	2007	2006	2008	2007
Company A	25%	29%	27%	21%	24%
Company B	21%	17%	*	17%	10%
Company C	*	*	11%	*	*
	46%	46%	38%	38%	34%

* less than 10%

Revenues by geographical area were as follows (in thousands):

	Year Ended June 30,		
	2008	2007	2006
Americas	$ 93,304	$ 95,189	$ 75,889
Europe	68,946	84,126	67,151
Asia-Pac	45,844	33,440	19,904
Total	**$208,094**	**$212,755**	**$162,944**

Long-lived assets by geographical area were as follows (in thousands):

	Year Ended June 30,	
	2008	2007
U.S.	$5,159	$3,949
Non-U.S.	2,529	1,951
	$7,688	$5,900

Note 15. Acquisition

On July 2, 2007, the Company purchased certain assets from Essex Corporation ("Essex"), a subsidiary of Northrop Grumman Space and Mission Systems Corporation, for $2.1 million in cash, including $0.2 million of direct transaction costs incurred in connection with the acquisition. The Company acquired the assets relating to the MSA 300-pin transponder and XFP transceiver businesses of the Commercial Communication Products Division of Essex.

The transaction was accounted for as a purchase of assets in accordance with FASB Statement No. 141, "Business Combination"; therefore, the tangible assets acquired were recorded at fair value on the acquisition date.

In allocating the purchase price based on estimated fair values, we recorded approximately $1.6 million and $0.5 million of tangible and intangible assets acquired, respectively. The tangible assets consist of $1.1 million of fixed assets, $0.3 million of inventory, and $0.2 million of prepaid rent, while the intangible assets consist of $0.3 million for technology and $0.2 million for a non-compete agreement. The allocation of the purchase price was based upon assessments by management of the fair value of the assets acquired.

Note 16. Quarterly Financial Data (Unaudited)

	Jun. 30, 2008*	Mar. 31, 2008	Dec. 31, 2007	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
	(In thousands except per share data) (Unaudited)							
Consolidated Statement of Operations Data:								
Net revenue	$51,822	$49,556	$52,007	$54,709	$51,098	$55,143	$55,623	$ 50,891
Cost of revenue	35,643	33,461	35,888	39,517	38,999	44,845	45,127	45,579
Gross profit	16,179	16,095	16,119	15,192	12,099	10,298	10,496	5,312
Operating expenses:								
Research and development	6,935	7,012	7,604	6,774	7,511	6,263	5,832	5,625
Sales and marketing	4,211	4,407	4,202	3,915	3,779	4,043	3,891	3,548
General and administrative	4,162	4,621	4,980	4,475	3,469	5,083	9,075	5,651
Amortization of intangibles	56	55	101	559	664	531	656	852
Restructuring costs (recovery)	137	32	2	(335)	(17)	1,155	436	(63)
(Gain) loss on disposal of property and equipment	(24)	1	—	—	(484)	5	(28)	(20)
(Gain) loss on sale of subsidiary	—	(1,996)	—	—	3,216	—	—	—
Total operating expenses	15,477	14,132	16,889	15,388	18,138	17,080	19,862	15,593
Income (loss) from operations	702	1,963	(770)	(196)	(6,039)	(6,782)	(9,366)	(10,281)
Interest and other income, net	979	1,371	1,083	515	818	129	813	567
Income (loss) before income taxes	1,681	3,334	313	319	(5,221)	(6,653)	(8,553)	(9,714)
Provision for income taxes	(428)	2	(227)	(274)	(464)	—	—	—
Net income (loss)	$ 1,253	$ 3,336	$ 86	$ 45	$ (5,685)	$ (6,653)	$ (8,553)	$ (9,714)
Basic net income (loss) per common share	$ 0.08	$ 0.22	$ 0.01	$ 0.00	$ (0.38)	$ (0.47)	$ (0.62)	$ (0.71)
Diluted net income (loss) per common share	$ 0.08	$ 0.22	$ 0.01	$ 0.00	$ (0.38)	$ (0.47)	$ (0.62)	$ (0.71)
Basic shares outstanding	15,321	15,294	15,235	15,116	15,044	14,268	13,791	13,692
Diluted shares outstanding	15,330	15,301	15,460	15,389	15,044	14,268	13,791	13,692

* For the three months ended June 30, 2008 the Company posted certain adjustments after its earnings release on August 21, 2008, which resulted in net income decreasing by $39,000. Gross margin, however, decreased to 31%, as compared to 32% previously reported.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of June 30, 2008. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2008 because of the material weakness discussed below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment identified the following material weakness that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected:

> Controls over the review of journal entries for inventory and taxes related to certain foreign subsidiaries were inadequately designed to prevent or detect a material misstatement of the consolidated financial statements.

Because of the weakness described above, management's assessment is a conclusion that, as of June 30, 2008, our internal control over financial reporting was not effective based on the COSO criteria. Deloitte & Touche LLP, an independent registered public accounting firm, audited management's assessment of the effectiveness of our internal control over financial reporting. Deloitte & Touche LLP issued an audit report thereon, which is included herein.

Our management is treating the outstanding material weakness, as well as the control environment, seriously and intends to implement the following actions to remediate the deficiencies:

> Design and implement controls over the review of journal entries for certain foreign subsidiaries and increase training where necessary.

These actions are part of an overall program that management is implementing during the fiscal year ending June 30, 2009.

Changes in Internal Control over Financial Reporting During the Fiscal Quarter Ended June 30, 2008

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the material weakness noted above.

ITEM 9B. OTHER INFORMATION

Not applicable.

REPORT OF DELOITTE & TOUCHE LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Avanex Corporation:

We have audited the internal control over financial reporting of Avanex Corporation and subsidiaries (the "Company") as of June 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: As of June 30, 2008, controls over the review of journal entries for inventory and taxes related to certain foreign subsidiaries were inadequately designed to prevent or detect a material misstatement of the consolidated financial statements. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2008, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria the Company has not maintained effective internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2008, of the Company, and our report dated September 4, 2008, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the change in the Company's method of accounting for uncertainties in income taxes upon the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, as described in Note 1 to the consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
September 4, 2008

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item concerning our directors, compliance with Section 16 of the Securities and Exchange Act of 1934, our code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer and our Audit Committee is incorporated by reference to the information set forth in the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year (the "Proxy Statement"). Information regarding the Registrant's executive officers is set forth at the end of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Company."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference to the information set forth under the sections entitled "Security Ownership of Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the section entitled "Ratification of Appointment of Independent Registered Public Accounting Firm—Accounting Fees" in the Proxy Statement.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: See Index to Consolidated Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedule*: The following financial statement schedule of Avanex, Inc., for the fiscal years ended June 30, 2008, 2007 and 2006, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Avanex, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Annual Report by reference, the exhibits listed on the accompanying Exhibits Index immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into this Annual Report by reference, the exhibits listed on the accompanying Exhibits Index immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (1)	Balance at End of Year
		(amounts in thousands)		
Allowance for doubtful accounts				
Year ended June 30, 2006	$1,992,000	$(1,992,000)	$ —	$ —
Year ended June 30, 2007	$ —	$ —	$ —	$ —
Year ended June 30, 2008	$ —	$ —	$ —	$ —

(1) Deductions represent uncollectible accounts written off, net of recoveries.

All other schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

AVANEX CORPORATION
(Registrant)

By: /S/ GIOVANNI BARBAROSSA

Giovanni Barbarossa
Interim Chief Executive Officer
(Duly Authorized Officer
and Principal Executive Officer)

Date: September 5, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Giovanni Barbarossa and Mark Weinswig, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities on September 5, 2008.

Signature	Title
/S/ GIOVANNI BARBAROSSA **Giovanni Barbarossa**	Interim Chief Executive Officer (principal executive officer)
/S/ MARK WEINSWIG **Mark Weinswig**	Interim Chief Financial Officer (principal financial and accounting officer)
/S/ VINTON CERF **Vinton Cerf**	Director
/S/ GREG DOUGHERTY **Greg Dougherty**	Director
/S/ JOEL A. SMITH III **Joel A. Smith III**	Director
/S/ PAUL SMITH **Paul Smith**	Non-Executive Chairman of the Board of Directors and Director
/S/ SUSAN WANG **Susan Wang**	Director
/S/ DENNIS WOLF **Dennis Wolf**	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Share Purchase Agreement, dated February 28, 2007, by and among Avanex Corporation, Global Research Company and Mr. Didier Sauvage *(which is incorporated herein by reference to Exhibit 2.1 of Avanex's Current Report on Form 8-K, filed on March 2, 2007).*
2.2	Asset Purchase and Sale Agreement, dated July 2, 2007, between the Registrant and Essex Corporation *(which is incorporated herein by reference to Exhibit 2.2 of the Registrant's Annual Report on Form 10-K filed on September 27, 2007).*
3.1	Certificate of Incorporation of the Registrant, as amended to date *(which is incorporated herein by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q filed on May 16, 2000).*
3.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Avanex Corporation *(which is incorporated herein by reference to Exhibit 3.4 of the Registrant's Form 8-A filed on August 24, 2001).*
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated November 20, 2006 (which is incorporated herein by reference to Exhibit 3.3 to the Registrant's Registration Statement on Form S-3 filed on March 30, 2007).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated August 12, 2008 *(filed herewith).*
3.5	Bylaws of the Registrant *(which are incorporated herein by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2008).*
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.
4.2	Specimen Common Stock Certificate *(which is incorporated herein by reference to Exhibit.4.1 of the Registrant's Amendment No. 2 to Registration Statement No. 333-92097 on Form S-1 filed on January 14, 2000).*
4.3	Preferred Stock Rights Agreement dated July 26, 2001, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.5 of the Registrant's Form 8-A filed on August 24, 2001).*
4.4	First Amendment to the Preferred Stock Rights Agreement dated March 18, 2002, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.2 of the Registrant's Form 8-A/A filed on March 28, 2002).*
4.5	Second Amendment to the Preferred Stock Rights Agreement dated May 12, 2003, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.3 of the Registrant's Form 8-A/A filed on May 30, 2003).*
4.6	Third Amendment to the Preferred Stock Rights Agreement dated May 16, 2005, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed on May 17, 2005).*
4.7	Fourth Amendment to the Preferred Stock Rights Agreement, dated March 6, 2006 between the Registrant and Computershare Trust Company, N.A., formerly known as EquiServe Trust Company, N.A. *(which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed March 7, 2006).*
4.8	Form of Warrant *(which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed March 7, 2006).*
4.9	Description of Amendment to Warrants *(which is incorporated herein by reference to Exhibit 1.01 to the Registrant's Current Report on Form 8-K filed on November 9, 2006).*

Exhibit Number	Description
4.10	Warrant to Purchase Common Stock, dated March 1, 2007 *(which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 2, 2007).*
4.11	Registration Rights Agreement, dated March 1, 2007 *(which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 2, 2007).*
4.12	Description of Amendment to Warrants *(which is incorporated herein by reference to Exhibit 1.01 to the Registrant's Current Report on Form 8-K filed on November 9, 2006).*
10.1*	Form of Indemnification Agreement between Registrant and each of its directors and officers *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Registration Statement No. 333-92027 on Form S-1 filed on December 3, 1999).*
10.2*	1998 Stock Plan, as amended and restated (*filed herewith*).
10.3*	Forms of agreement under 1998 Stock Plan, as amended *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Amendment No. 2 to Registration Statement No. 333-92097 on Form S-1 filed on January 14, 2000).*
10.4*	1999 Employee Stock Purchase Plan, as amended (*filed herewith*).
10.5*	1999 Director Option Plan, as amended (*filed herewith*).
10.6*	Officer and Director Share Purchase Plan and Election Form (*filed herewith*).
10.7*	Form of Restricted Stock Purchase Agreement between the Registrant certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.8 of the Registrant's Registration Statement No. 333-92027 on Form S-1 filed on December 3, 1999).*
10.8*	Form of Restricted Stock Purchase Agreement between the Registrant and certain of its directors *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2005).*
10.9*	Form of stock option agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K filed on September 20, 2002).*
10.10*	Form of stock option agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K filed on September 26, 2003).*
10.11*	Forms of stock option agreements between the Registrant and certain of its directors *(which are incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed on September 20, 2002).*
10.12*	Forms of stock option agreements between the Registrant and certain of its directors *(which are incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed on September 26, 2003).*
10.13*	Form of stock option agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on February 9, 2005).*
10.14*	Form of Restricted Stock Unit Agreement between the Registrant and certain of its employees *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 4, 2006).*
10.15*	Form of Restricted Stock Unit Agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed January 4, 2006).*

Exhibit Number	Description
10.16*	Form of Restricted Stock Unit Agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 8, 2006).*
10.17*	Employment Agreement between Jo. S. Major Jr. and the Registrant dated August 18, 2004 *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2004).*
10.18*	Amendment No. 1 to Employment Agreement between Jo. S. Major Jr. and the Registrant dated November 1, 2004 *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2004).*
10.19*	Offer of Employment between Marla Sanchez and the Registrant dated October 25, 2006 *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on February 7, 2007).*
10.20*	Offer of Employment between Patrick Edsell and the Registrant dated January 19, 2007 *(which is incorporated herein by reference to Exhibit 10.20 of the Registrant's Annual Report on Form 10-K filed on September 27, 2007).*
10.21*	Offer of Employment between Yves LeMaitre and the Registrant dated May 25, 2005 *(which is incorporated herein by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K filed on September 28, 2005).*
10.22*	Offer of Employment between Bradley Kolb and the Registrant dated February 24, 2006 *(which is incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K filed on September 28, 2006).*
10.23*	Form of Restricted Stock Unit Agreement Under 1999 Director Option Plan *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 16, 2006).*
10.24*	Description of Severance Policy *(which is incorporated herein by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K filed on September 28, 2005).*
10.25	Lease between the Registrant and Stevenson Business Park LLC for Building B of 40919 Encyclopedia Circle, Fremont, California dated September 8, 1999 *(which is incorporated herein by reference to Exhibit 10.25 of the Registrant's Registration Statement No. 333-92027 on Form S-1 filed on December 3, 1999).*
10.26	Lease Agreement between Stevenson Business Park, LLC and the Registrant for Building C of 40919 Encyclopedia Circle, Fremont, California dated March 1, 2000 *(which is incorporated herein by reference to Exhibit 10.38 of the Registrant's Quarterly Report on Form 10-Q filed on May 16, 2000).*
10.27	Lease Agreement between GAL-LPC Stevenson Boulevard, LP and the Registrant for Buildings A and E of 39611 and 39630 Eureka Boulevard, Newark, California dated August 9, 2000 *(which is incorporated herein by reference to Exhibit 10.35 of the Registrant's Quarterly Report on Form 10-Q filed on November 15, 2000).*
10.28†	Intellectual Property Rights Agreement between Corning Incorporated and Avanex Corporation Relating to Photonics dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q/A filed on January 16, 2004).*
10.29	Intellectual Property License Agreement between Alcatel and Avanex Corporation dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2003).*

Exhibit Number	Description
10.30†	Frame Purchase Agreement for Opto Electronic Components between Avanex Corporation and Alcatel dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q/A filed on January 16, 2004).*
10.31	Securities Purchase Agreement, dated March 6, 2006, by and among the Registrant and the buyers named therein *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 7, 2006).*
10.32†	Volume Supply Agreement, dated May 6, 2004, between the Registrant and Fabrinet *(which is incorporated herein by reference to Exhibit 10.12 of the Registrant's Quarterly Report on Form 10-Q filed on February 14, 2006).*
10.33††	First Amendment to the Volume Supply Agreement, dated April 1, 2008, between the Registrant and Fabrinet *(filed herewith).*
10.34	Securities Purchase Agreement, dated March 1, 2007, between the Registrant and the investor named therein *(which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 2, 2007).*
10.35*	Form of Restricted Stock Unit Agreement Under 1999 Director Option Plan *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 16, 2006).*
10.36*	Description of Non-Employee Director compensation and Restricted Stock Awards *(which is incorporated herein by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on August 23, 2006).*
10.37*	Description of changes in the compensation of Jo. S. Major Jr. *(which is incorporated herein by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on November 15, 2006).*
10.38*	Description of Fiscal 2008 Incentive Bonus Plan *(which is incorporated herein by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on September 12, 2007).*
10.39*	Offer of Employment between Giovanni Barbarossa and the Registrant dated November 20, 2002 *(which is incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K filed on September 13, 2004).*
10.40*	Separation Agreement with Yves LeMaitre *(which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K filed on November 8, 2007).*
10.41*	Offer of Employment between Scott Parker and the Registrant dated November 8, 2007 *(filed herewith).*
21.1	List of subsidiaries of the Registrant *(filed herewith).*
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm *(filed herewith).*
24.1	Power of Attorney *(See signature page).*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) *(filed herewith).*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) *(filed herewith).*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 *(filed herewith).*

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment granted by the Commission.

†† Portions of this exhibit have been omitted pursuant to a request for confidential agreement submitted to the Commission.

* Indicates management contract or compensatory plan or arrangement.

COMPANY STOCK PRICE PERFORMANCE GRAPH

The following graph compares the cumulative total return to stockholders on the Company's Common Stock with the cumulative total return of The Nasdaq Stock Market (U.S.) Index and the Nasdaq Telecommunications Index. The graph assumes that $100 was invested on June 30, 2003 in the Company's Common Stock and in each of the indices discussed above, including reinvestment of dividends. No dividends have been declared or paid on the Company's Common Stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Avanex Corporation, The NASDAQ Composite Index
And The NASDAQ Telecommunications Index



$250
$200
$150
$100
$50
$0
6/03
6/04
6/05
6/06
6/07
6/08
Avanex Corporation
NASDAQ Composite
NASDAQ Telecommunications

$100 invested on 6/30/03 in stock or index-including reinvestment of dividends.
Fiscal year ending June 30.

AVANEX®

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Giovanni Barbarossa: Interim Chief Executive Officer, Senior Vice President & Chief Technology Officer
Bradley Kolb: Senior Vice President, Operations
Scott Parker: Senior Vice President, Sales
Mark Weinswig: Interim Chief Financial Officer and Vice President of Finance

Board of Directors

Vinton Cerf(2)(3): Chief Internet Evangelist for Google
Greg Dougherty(1)(2)(4): Senior Advisor, Picarro, Inc.
Joel A. Smith III(1)(3): Dean Emeritus of Darla Moore School of Business of the University of South Carolina
Paul Smith(2)(3): President and CEO of PacketMotion
Susan Wang(1)(2): Former Chief Financial Officer of Solectron Corporation
Dennis Wolf(2)(3): Former Chief Financial Officer of MySQL

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(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee
(4) Option Committee

CORPORATE INFORMATION

Corporate Headquarters

Avanex Corporation, 40919 Encyclopedia Circle, Fremont, CA 94538; Tel: (510) 897-4200; Web site: www.avanex.com

Investor and Financial Information

Recent press releases and other Avanex information, including Avanex's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, are available without charge on the Avanex website at www.avanex.com. The filings are also available on the U.S. Securities and Exchange Commission's EDGAR system at www.sec.gov.

Transfer Agent and Registrar

Computershare Trust Company N.A., P.O. Box 43069, Providence, Rhode Island 02940; web site: www.computershare.com

Independent Auditors

Deloitte & Touche LLP, San Jose, CA

Counsel

Wilson Sonsini Goodrich & Rosati PC, Palo Alto, CA

Annual Shareholder Meeting

The Annual Meeting of Shareholders will be held at 9 a.m. local time on November 13, 2008 at Avanex Corporation, 40919 Encyclopedia Circle, Fremont, CA 94538.

This annual report contains forward-looking statements that involve risks and uncertainties, including but not limited to statements regarding our strategies and expected performance, our financial growth and prospects, our competitive position, our market opportunities and the timing of our products releases. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Further information on potential factors that could affect actual results are included in the Form 10-K for the fiscal year ended June 30, 2008, a copy of which is enclosed herein. Avanex does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

END